

         As filed with the Securities and Exchange Commission on August 30, 2001

                                                      Registration No. 333-67300

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                           _________________________

                                AMENDMENT NO. 1
                                      TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                           _________________________

                             AIRTRAN AIRWAYS, INC.
             (Exact name of Registrant as specified in its charter)
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
          Delaware                               4512                      65-0440712
  (State or other jurisdiction         (Primary Standard Industrial      (I.R.S. Employer
of incorporation or organization)       Classification Code Number)     Identification No.)

         9955 AirTran Boulevard, Orlando, Florida 32827, (407) 251-5600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                            Richard P. Magurno, Esq.
                   Senior Vice President and General Counsel

                             AIRTRAN AIRWAYS, INC.

                 9955 AirTran Boulevard, Orlando, Florida 32827
                                 (407) 251-5600

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copy to:
                             Howard E. Turner, Esq.
                         Smith, Gambrell & Russell, LLP
                    1230 Peachtree Street, N.E., Suite 3100
                             Atlanta, Georgia 30309
                                 (404) 815-3500

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________


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                                                  CALCULATION OF REGISTRATION FEE

========================================================================================================================
Title of each class of          Amount to be     Proposed maximum offering     Proposed maximum         Amount of
securities to be registered      registered          price per unit           aggregate offering     registration fee
                                                         (1)                       price (1)
 -----------------------------------------------------------------------------------------------------------------------
11.27% Series B Senior
Secured Notes due 2008          $166,400,000             100%                    $166,400,000              $41,600(2)
------------------------------------------------------------------------------------------------------------------------

(1) Estimated in accordance with Rule 457(f)(2) under the Securities Act, solely for the purpose of determining the registration fee.

(2)  Previously paid.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these
securities   in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION DATED AUGUST 30, 2001

PROSPECTUS

                             AIRTRAN AIRWAYS, INC.

   EXCHANGE OFFER FOR ITS $166,400,000 AGGREGATE PRINCIPAL AMOUNT AT MATURITY
                 11.27% SERIES A  SENIOR SECURED NOTES DUE 2008

Terms of the Exchange Offer:

  . It will expire at 5:00 p.m., New York City time, on ___________, 2001, unless we extend it.

  . If all the conditions to this exchange offer are satisfied, we will exchange all of our 11.27% Series A Senior Secured Notes due 2008 issued on April 12, 2001, which we refer to as the old notes, that are validly tendered and not withdrawn for new notes, which we refer to as the exchange notes.

  . You may withdraw your tender of old notes at any time before the expiration of this exchange offer.

  . The exchange notes that we will issue you for your old notes will be substantially identical to your old notes except that, unlike your old notes, the exchange notes will have no transfer restrictions or registration rights.

  . The exchange notes that we will issue you in exchange for your old notes are new securities with no established market for trading.

    Before participating in this Exchange Offer, please refer to the section in this Prospectus entitled "Risk Factors" commencing on page 12.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            -----------------------


             The date of this prospectus is ______________, 2001.


    You should rely only on the information contained or incorporated by reference in this prospectus that we have referred you to. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

                               ------------------

                               TABLE OF CONTENTS
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                                                                                         Page

Where You Can Find More Information..................................................     3
Cautionary Statement Regarding Forward-Looking Statements............................     4
Prospectus Summary...................................................................     5
Risk Factors.........................................................................    12
Use of Proceeds......................................................................    20
Ratio of Earnings to Fixed Charges...................................................    20
Capitalization.......................................................................    21
Selected Financial Data..............................................................    22
Management Discussion and Analysis of Financial Condition and Results of Operations..    23
Business.............................................................................    34
The Exchange Offer...................................................................    46
Description of Exchange Notes........................................................    54
Material Federal Income Tax Considerations...........................................    99
Plan of Distribution.................................................................   105
Legal Matters........................................................................   105
Experts..............................................................................   106
Index to Financial Statements........................................................   F-1

                      WHERE YOU CAN FIND MORE INFORMATION

     Our parent, AirTran Holdings, Inc., files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document it files with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     We have filed with the SEC a registration statement on Form S-4 covering the exchange notes being offered. This prospectus does not contain all of the information set forth in the registration statement. After the effectiveness of the registration statement, we will be required to file annual, quarterly and special reports and other information with the SEC. At such time, the SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all the securities offered under this prospectus are sold.

     You may request a copy of these filings, at no cost, by writing or telephoning us at 9955 AirTran Boulevard, Orlando, Florida 32827, telephone
(407) 251-5600, Attention: Investor Relations.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of words such as "intend," "plan," "may," "will," "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. All statements regarding our expected financial position, business and financing plans are forward-looking statements.

     Although we believe that our expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of our knowledge of our business and operations, actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important facts in various cautionary statements in this prospectus that we believe could cause our actual results to differ materially from the forward-looking statements that we make. These include, but are not limited to, those under the heading "Risk Factors" and the following:

  .  our performance in future periods;

  . our ability to maintain profitability and to generate working capital from operations;

  .  our ability to take delivery of and to finance aircraft;

  .  the adequacy of our insurance coverage;

  .  the results of litigation or investigations;

  .  consumer demand and acceptance of services offered by us;

  .  our ability to achieve and maintain acceptable cost levels;

  .  fare levels and actions by competitors;

  .  regulatory matters, general economic conditions, commodity prices; and

  .  changing business strategy.

     We undertake no obligation to update or revise any forward-looking statements because of new information, future events or otherwise.

                               PROSPECTUS SUMMARY

     In this prospectus, "we," "us," "our," the "company" and "AirTran" refer to AirTran Airways, Inc. and our parent, AirTran Holdings, Inc., unless it is clear from the context that we mean only AirTran Airways, Inc. The following summary highlights basic information about us and this exchange offer. It may not contain all of the information that is important to you. For a more comprehensive understanding of our company and the exchange offer, you should read this entire document, including "Risk Factors," and the documents incorporated by reference. The term "old notes" refers to the 11.27% Series A Senior Secured Notes due 2008 issued in a private offering on April 12, 2001. The term "exchange notes" refers to the 11.27% Series B Senior Secured Notes due 2008 offered with this prospectus. The term "notes" refers to the old notes and the exchange notes, collectively. Some of the statements in this "Prospectus Summary" are forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements."

The Old Notes

     On April 12, 2001, we issued the old notes in an offering exempt from registration under the Securities Act. We used the proceeds of the issuance and sale of the old notes to repay outstanding indebtedness.

The Registration Rights Agreement

     Under the registration rights agreement, we are obligated to, among other things, deliver to you this prospectus and complete the exchange offer. This exchange offer allows you to exchange your old notes for registered notes with substantially identical terms. If the exchange offer is not completed on or prior to October 9, 2001, we will be required to pay special interest at an annual rate of 0.50% for the first 180 days and at an annual rate of 0.25% thereafter until the completion of the exchange offer. You should read the registration rights agreement in its entirety for more information.

AirTran

     We are the second-largest affordable-fare scheduled airline in the United States in terms of departures. We offer scheduled airline service serving short-haul markets, primarily from our hub in Atlanta, Georgia, the nation's busiest airport. System wide, we currently operate 59 aircraft making 336 flights per day serving 34 cities throughout the eastern United States and Grand Bahama Island.

     Our principal executive offices are located at 9955 AirTran Boulevard, Orlando, Florida 32827, and our telephone number is (407) 251-5600. We maintain an Internet site at http://www.airtran.com. The reference to our web address does not constitute incorporation by reference of the information contained at the site.

The Exchange Offer

     The exchange offer relates to the exchange of our outstanding 11.27% Series A Senior Secured Notes due 2008 for an equal aggregate principal amount of our new 11.27% Series B Senior Secured Notes due 2008. The exchange notes will be obligations of AirTran entitled to the benefits of the indenture governing the outstanding notes.

Registration Rights
Agreement............... You are entitled, under the terms of the registration rights agreement that we entered into as part of the sale of the old notes, to exchange your old notes for exchange notes with terms that are identical in all material respects to the old notes. The exchange offer is intended to satisfy these rights. After the exchange offer is complete, you may no longer be entitled to the benefits of the rights granted under the registration rights agreement.

The Exchange Offer...... We are offering to exchange $1,000 principal amount of exchange notes which have been registered under the Securities Act for each $1,000 principal amount of old notes that were sold on April 12, 2001 in a transaction exempt from registration under the Securities Act.
                         Each of your old notes must be properly tendered and accepted in order to be exchanged. We will exchange all old notes that are properly tendered and not validly withdrawn.

                         As of this date, there are $154,000,000 in aggregate principal amount of old notes outstanding.

                         We will issue the exchange notes on or promptly after the expiration of the exchange offer.

Expiration Date......... The exchange offer will expire at 5:00 p.m., New York
                         City time, on _______________, 2001 unless we decide to extend the exchange offer.

Conditions to the
Exchange Offer.......... The exchange offer is subject to the condition that it does not violate applicable law or interpretations of the staff of the SEC. If we determine that applicable federal law does not permit the exchange offer, we may terminate the offer. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered. The holders of old notes have certain rights under the registration rights agreement should we fail to consummate the exchange offer.

Resales of the
Exchange Notes.......... Based on interpretations of the staff of the SEC, we believe that you may offer for resale, resell or otherwise transfer the exchange notes without complying with the registration and prospectus delivery requirements of the Securities Act if you:

                         . acquire the notes issued in the exchange offer in the ordinary course of your business;

                         . are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the notes issued to you in the exchange offer; and

                         . are not an "affiliate" of ours as defined in Rule 405 of the Securities Act.

                         We have based our belief on the interpretation of the staff of the SEC set forth in no-action letters issued to other companies. We have not, however, requested the SEC to issue an interpretation with respect to resales of the exchange notes, and we do not expect to do so in the future.

                         If any of these conditions are not satisfied and you transfer any exchange notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for or indemnify you against any liability you may incur.

                         This offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding old notes in any jurisdiction in which this offer or its acceptance would not comply with the securities or blue sky laws of that jurisdiction. Furthermore, persons who acquire the exchange notes are responsible for compliance with these securities or blue sky laws regarding resales. We assume no responsibility for compliance with these requirements.

Accrued Interest on
the Exchange Notes
and the Old Notes....... Interest on each exchange note will accrue from the last date on which interest was paid on the old note being tendered for exchange or, if no interest has been paid, from the date on which the old notes were issued in the original offering. Consequently, holders of old notes who exchange their old notes for exchange notes will receive the same interest payment on October 15, 2001 (the first interest payment date with respect to the old notes and the exchange notes to be issued pursuant to the exchange offer) that they would have received had they not accepted the exchange offer. Interest on the old notes accepted for exchange will cease to accrue upon issuance of the exchange notes.

Procedures for
Tendering Notes......... If you wish to tender your old notes for exchange pursuant to the exchange offer, you must transmit to Wilmington Trust Company, as exchange agent, on or prior to the expiration date either:

                         . a properly completed and duly executed copy of the letter of transmittal accompanying this prospectus, or a facsimile of such letter of transmittal, together with your outstanding notes and any other documentation required by such letter of transmittal, at the address set forth on the cover page of the letter of transmittal; or

                         . if you are effecting delivery by book-entry transfer, a computer-generated message transmitted by means of the Automated Tender Offer Program System of The Depository Trust Company in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer.

                         In addition, you must deliver to the exchange agent on or prior to the expiration date:

                         . if you are effecting delivery by book-entry transfer, a timely confirmation of book-entry transfer of your outstanding notes into the account of the exchange agent at The Depository Trust Company pursuant to the procedures for book-entry transfers described in this prospectus under the heading "The Exchange Offer Procedures for Tendering;" or

                         . if necessary, the documents required for compliance with the guaranteed delivery procedures described in this prospectus under the heading "The Exchange Offer - Guaranteed Delivery Procedures."

                         By executing and delivering the accompanying letter of transmittal or effective delivery by book-entry transfer, you are representing to us that, among other things, (1) the person receiving the exchange notes pursuant to the exchange offer, whether or not such person is the holder of old notes, is receiving them in the ordinary course of business, (2) neither the holder of old notes nor any such other person has an arrangement or understanding with any person to participate in the distribution of such exchange notes and that such holder of old notes is not engaged in, and does not intend to engage in, a distribution of the exchange notes and (3) neither the holder of old notes nor any such other person is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act.

Special Procedures
for Beneficial Owners... If you are a beneficial owner of notes and your name does not appear on a security listing of The Depository Trust Company as the holder of such old notes or if you are a beneficial owner of old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender such old notes in the exchange offer, you should promptly contact the person in whose name your old notes are registered and instruct such person to tender on your behalf. If you, as a beneficial holder of old notes, wish to tender on your own behalf you must, prior to completing and executing the letter of transmittal and delivering your outstanding old notes, either make appropriate arrangements to register ownership of the outstanding old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Guaranteed Delivery
Procedures.............. If you wish to tender your old notes and time will not permit the letter of transmittal or any of the documents required by the letter of transmittal to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time or certificates for your old notes cannot be delivered on time, you may tender your old notes pursuant to the guaranteed delivery procedures described in this prospectus under the heading "The Exchange Offer Guaranteed Delivery Procedures."

Shelf Registration
Statement............... If any changes in law or of the applicable interpretation of the staff of the SEC do not permit us to effect the exchange offer, upon the request of any holder of the notes under certain circumstances, we have agreed to register the exchange notes on a shelf registration statement and use our best efforts to cause such shelf registration statement to be declared effective by the Commission. We have agreed to maintain the effectiveness of the shelf registration statement for, under specified circumstances, up to two years from the date of the original issuance of the notes to cover resales of the exchange notes.

Withdrawal Rights....... You may withdraw the tender of your outstanding old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of
Outstanding Notes
and Delivery of
Exchange Notes.......... Subject to certain conditions, we will accept for exchange any and all outstanding old notes that are properly tendered and not validly withdrawn. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date.

U.S. Federal Income
Tax Consequences........ The exchange of old notes for the exchange notes should not be a taxable exchange for United States federal income tax purposes. See "Certain Federal Income Tax Considerations."

Use of Proceeds......... We will not receive any proceeds from the issuance of the exchange notes. We will pay all of our expenses relating to the exchange offer.

Exchange Agent.......... Wilmington Trust Company is serving as exchange agent in connection with the exchange offer. The exchange agent can be reached at Rodney Square North, 1100 North Market Street,

                         Wilmington, Delaware 19800-0001. For more information with respect to the exchange offer, please contact the exchange agent at (302) 651-1000 or send your questions by facsimile to the exchange agent at (302) 651-1079.

Summary of the
Exchange Notes

General................. The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding old notes except that:

                         .  the exchange notes will bear a Series B designation;

                         . we will have registered the exchange notes under the Securities Act and, therefore, they generally will not bear legends restricting their transfer; and

                         . the exchange notes will not provide for the payment of liquidated damages (except in certain limited circumstances, set forth in the registration rights agreement).

                         The exchange notes will evidence the same debt as the outstanding old notes and will be entitled to the benefits of the indenture under which the old notes were issued.

Notes Offered........... Subject to the mandatory redemption provisions described below, we are offering a total of $166.4 million in principal amount of 11.27% Series B Senior Secured Notes due 2008. See "Description of Exchange Notes - Redemptions - Mandatory Redemptions."

Maturity Date........... The exchange notes will mature on April 12, 2008.

Interest................ We will pay interest on the exchange notes at a fixed annual rate of 11.27%. We will pay the interest due on the exchange notes in cash every six months on April 15 and October 15. We will make the first payment on October 15, 2001.

Ranking................. The exchange notes will be our senior secured obligations. The exchange notes will generally rank senior in right of payment to our subordinated indebtedness. The exchange notes will rank equal to all of our existing and future secured senior debt.

Optional Redemption..... We may redeem some or all of the exchange notes at our option at any time after April 12, 2005 at the redemption prices set forth under "Description of Exchange Notes - Optional Redemption" plus any interest that is accrued and unpaid on the date we redeem the exchange notes.

Mandatory Redemption.... Beginning on October 15, 2001, we must repurchase a portion of the exchange notes. In addition, we must redeem a portion of the exchange notes on each delivery date of certain aircraft we acquire from Boeing after April 12, 2001. For more information, please see "Description of Exchange Notes - Redemptions - Mandatory Redemptions."

Change of Control....... Following certain changes of control, we must offer to repurchase the exchange notes at the price set forth under "Description of Exchange Notes - Change of Control."

Certain Covenants....... We will issue the exchange notes under an indenture with Wilmington Trust Company, as trustee under the indenture. The indenture will, among other things, restrict our ability to:

                         .  make investments and other restricted payments;

                         .  incur additional debt;

                         . issue our capital stock or that of affiliated subsidiaries;

                         .  create liens;

                         .  enter into transactions with affiliates;

                         .  sell our assets or assets of affiliated
                            subsidiaries; and

                         .  enter into certain mergers and consolidations.

Risk Factors............ You should carefully consider all the information in this prospectus. In particular, you should evaluate the specific risk factors set forth under "Risk Factors" for a discussion of certain risks involved in making an investment in the exchange notes.

                                 RISK FACTORS

     Before deciding to participate in this exchange offer, you should carefully consider the risks described below in this section and the risks described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

                           Risks Relating to AirTran

     If we are unable to sustain profitability we may not be able to repay our financing obligations.

     We recorded significant net losses in each year from 1996 to 1999. Our earnings before fixed charges for each of these years were inadequate to cover fixed charges. Although we recorded net income of $47.4 million in 2000 and recorded positive net income for each of the first two quarters of 2001, our incurrence of losses or failure to cover fixed charges in the future may have a material adverse effect on our financial condition and our ability to repay our financing obligations.

     We have a significant amount of debt which could impair our ability to make principal and interest payments on our debt obligations and lease payments on our lease obligations.

     We are highly leveraged and will continue to have significant debt obligations. In April 2001, we and our parent, AirTran Holdings, Inc., refinanced certain of our indebtedness by entering into a series of transactions with Boeing Capital Loan Corporation for an aggregate of $201.4 million of new indebtedness. In 1999, we issued $178.9 million of enhanced equipment trust certificates (EETCs), the proceeds of which were used to acquire ten B717 aircraft; eight of those ten EETC-financed B717s were delivered in 1999 and the remaining two were delivered in 2000 (those two aircraft were subsequently sold to a third party lessor and leased back from such lessor). Additionally, we may incur substantial additional debt related to aircraft deliveries and we may enter into a senior credit facility. For more information regarding our outstanding indebtedness and the ranking of the collateral that secures the exchange notes as it relates to our existing and potential future indebtedness, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Exchange Notes."

     Our ability to make scheduled payments of principal or interest for our financing obligations depends on our future performance and financial results. These results are subject to general economic, financial, competitive, legislative, regulatory and other factors that are, to some extent, beyond our control.

     The amount of our debt could have important consequences to investors, including the following:

  . a substantial portion of our cash flow from operations must be dedicated to debt service and will not be available for operations;

  . our ability to obtain additional financing for aircraft purchases, capital expenditures, working capital or general corporate purposes could be limited;

  . our vulnerability to adverse economic and industry conditions may be greater than our larger and more financially secure competitors;

  . eight B717 aircraft are pledged as collateral to secure aircraft acquisition debt with a principal balance of $131.8 million as of June 30, 2001;

  . substantially all of our existing assets (including flight and other equipment, inventory, receivables and our maintenance hangar) and certain assets to be acquired by us in the future are pledged as collateral to secure the obligations under the Boeing Capital refinancing transactions; and

  . future B717 aircraft to be acquired by us will likely be pledged as collateral to secure aircraft acquisition debt we incur or sold and leased back in a lease financing transaction.

     Covenants in our debt instruments could limit how we conduct our business, which could affect our long-term growth potential. Our debt instruments contain covenants that, among other things, restrict our ability to:

  .  incur additional indebtedness;

  .  issue our capital stock or that of affiliated subsidiaries;

  .  make investments and other restricted payments;

  .  create liens;

  .  sell our assets or assets of affiliated subsidiaries;

  .  enter into certain mergers; and

  .  enter into transactions with affiliates.

     Our current and future financing arrangements contain and are expected to continue to contain similar or more restrictive covenants. As a result of these restrictions, we may be limited in how we conduct business, and we may be unable to raise additional debt or equity financing to operate during general economic or business downturns, to compete effectively, or to take advantage of new business opportunities. This may affect our ability to generate revenues and make profits. Without sufficient revenues and cash, we may not be able to pay interest and principal on our indebtedness.

     Our failure to comply with the covenants and restrictions contained in our indentures and other financing agreements could lead to a default under the terms of those agreements. If such a default occurs, the other parties to these agreements could declare all amounts borrowed and all amounts due under other instruments that contain provisions for cross-acceleration or cross-default due and payable. If that occurs, we may not be able to make payments on our debt, meet our working capital and capital expenditure requirements, or be able to find additional alternative financing. Even if we obtain additional alternative financing, we cannot guarantee investors that this financing would be on favorable or acceptable terms.

     Further increases in fuel costs will negatively affect our operating expenses and financial results.

     The cost of aircraft fuel is a significant expenditure for us. Aircraft fuel expense accounted for approximately 26% of our 2000 operating expenses. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. The impact to our operations is disproportionately higher on average than to our competitors, primarily due to the fact that many of our competitors are currently using a larger percentage of more fuel-efficient aircraft, have favorable hedging positions and, accordingly, have fuel costs that represent a smaller portion of their total costs. Subject to market conditions, we may implement fare increases to offset increases in the price of fuel. There can be no assurance that any such fare increase will completely offset higher fuel costs or not adversely impact our competitive position.

     Our fuel prices are currently at historically high levels, having increased from approximately $0.53 per gallon in the fourth quarter of 1999, to approximately $1.23 per gallon in the fourth quarter of 2000, net of hedges.
Our average fuel cost at June 30, 2001 and 2000 were $0.99 and $0.88, respectively. Despite this increase, we have been able to achieve improvements in our operating margins through the addition of new, fuel-efficient B717 aircraft which consume 24% less fuel than our existing fleet.

     Aircraft fuel costs are highly correlated to oil prices and thus fluctuate with changes in supply and demand for oil. Due to the effect of world and economic events on the price and availability of oil, the future availability and cost of aircraft fuel cannot be predicted with any degree of certainty. Based on our 2001 projected fuel consumption, we estimate that a 10% increase in the average price per gallon of aircraft fuel for the year ended December 31, 2000, would increase our fuel expenses by approximately $9.7 million, net of fuel hedge instruments, for the year ending December 31, 2001.

     Our operating results may suffer because of competition in the low-fare airline markets we serve.

     The airline industry, in general, and the low-fare sector in particular, is highly competitive and is served by numerous companies. We may face greater competition in the future. Any increased competition could have a negative impact on our business and operating results.

     The profitability of our operations is influenced by the condition of the U.S. economy, which may impact the demand for discretionary travel and our competitive pricing position.

     We depend heavily on the Atlanta market to be successful.

     Our business strategy has focused and is expected to continue to focus on adding flights to and from our Atlanta base of operations. A reduction in our share of the Atlanta market or reduced passenger traffic to or from Atlanta could have a material adverse effect on our financial condition and results of operations. In addition, our dependence on a primary hub and on a route network operating largely on the East Coast makes us more susceptible to adverse weather conditions and other traffic delays along the East Coast than some of our competitors that may be better able to spread these traffic risks over larger route systems.

     Airline strategic combinations could have an impact on our operations in ways yet to be determined.

     The strategic environment in the airline industry changes from time to time as carriers implement varying strategies in pursuit of profitability, including consolidation to expand operations and increase market strength, and entering into global alliance arrangements. For example, American Airlines recently acquired Trans World Airlines and United Airlines abandoned its efforts to merge with US Airways. However, because the United/US Airways transaction was not completed and the American acquisition of TWA is so recent, we are unable to predict what effect, if any, the foregoing transactions or other changes in the strategic landscape may have on our business, financial condition and results of operations.

     Much of our fleet consists of older airplanes which could increase our costs of maintenance and negatively impact our business and financial results.

     As of June 31, 2001, the average age of our operating aircraft fleet was approximately 19.7 years. As a result, we have incurred increased overall operating costs due to the higher maintenance and other operating costs associated with older aircraft.

     We are required to comply with all applicable regulations and airworthiness directives issued by the FAA with respect to aging aircraft. As a result, our costs of maintenance, including costs to comply with aging aircraft requirements for our DC-9 aircraft, may increase in the future.

     We believe that our aircraft are mechanically reliable based on the percentage of scheduled flights completed. However, we cannot guarantee that our aircraft will continue to be sufficiently reliable over longer periods of time.

     Furthermore, given the age of our fleet, any public perception that our aircraft are less than completely reliable could have a material adverse effect on our business.

     If we are not able to fulfill our purchase commitments for new aircraft, our growth could be slowed.

     As of June 30, 2001, we had commitments with an affiliate of Boeing to acquire 28 additional Boeing 717 (B717) aircraft, and options and purchase rights to acquire up to 48 additional B717 aircraft from an affiliate of Boeing. With respect to firm commitments, six aircraft are scheduled to be delivered during the remainder of 2001 and the remaining deliveries scheduled for 2002 through 2003. With respect to options and purchase rights, during the second quarter of 2001 we exercised options for two additional B717s. The two option aircraft are scheduled for delivery in the fourth quarter of 2001. The options and purchase rights, to the extent exercised, would provide for delivery to us of all of our B717s by 2005. We cannot guarantee that we will be able to obtain satisfactory financing for the portion of the purchase price not included in the airframe manufacturer and/or its affiliates' financing support. Should we default on our obligations, Boeing would have the right to exercise remedies including the right to terminate the purchase agreement and its financing commitments. If we are unable to purchase these aircraft, our ability to increase our number of flights could be negatively impacted. On the other hand, if our growth slows or air travel in general decreases, we may not be able to utilize all the aircraft we have committed to purchase. If we cannot use such aircraft, we may be required to sell or lease such aircraft on terms which will depend upon market conditions at the time. We could suffer a financial loss from any such sales or leases. The retirement of other aircraft in our fleet may also be accelerated in the event our growth slows, air travel decreases generally in our markets, or if significant regulatory requirements are imposed on older aircraft.

     Our reputation and financial results could be negatively affected in the event of a major aircraft accident.

     A major accident involving our aircraft could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. Moreover, any aircraft accident, even if fully insured, could cause a public perception that our aircraft are less safe or reliable than other airlines, and that could have a negative effect on our business. The occurrence of one or more incidents or accidents involving our aircraft could have a material adverse effect on the public's perception of us and our future operations.

     We are required by the DOT to carry liability insurance on each of our aircraft. We currently maintain liability insurance in amounts and of the type consistent with industry practice. Although we currently believe our insurance coverage is adequate, the amount of such coverage may be changed in the future or we may be forced to bear substantial losses from accidents. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse impact on our business and financial results.

     We are subject to extensive regulation by the FAA, the DOT, and other governmental agencies, compliance with which could cause us to incur increased costs and negatively affect our business and financial results.

     We are subject to a wide range of governmental regulation, including regulation by the FAA. For example, in the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement, and increased inspections and maintenance procedures to be conducted on older aircraft. A modification, suspension or revocation of any of our FAA authorizations or certificates could adversely impact our business. We expect to continue to incur expenses for the purpose of complying with the FAA's aging aircraft regulations. In addition, several airports have recently sought to increase substantially the rates charged to airlines, and the ability of airlines to contest such increases has been restricted by federal legislation, DOT regulations, and judicial decisions.

     Additional laws and regulations have been proposed that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on operations. Laws and regulations have also been considered that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the availability of international routes to United States carriers is regulated by treaties and related agreements between the United States and foreign governments that are amendable. We cannot predict what laws and regulations may be adopted or their impact and we cannot guarantee that laws or regulations currently proposed or enacted in the future will not adversely affect us.


                      Risks Relating to the Exchange Notes

We are permitted to redeem the exchange notes under certain circumstances.

     At our option, prior to April 12, 2005 we are permitted to redeem up to 35% of the aggregate principal amount of the exchange notes with the proceeds of equity offerings. At our option, after April 12, 2005, we are permitted to redeem all or part of the notes at the prices set forth in this prospectus. For more information regarding these redemption provisions, please read the section of this prospectus entitled "Description of Exchange Notes -- Optional Redemption." You should assume that we will exercise these rights if it is in our interest to do so.

The appraisals of the collateral for the exchange notes may not be reliable.

     Appraisals in respect of the aircraft and engines, inventory, and the hangar which constitute a part of the collateral security for the exchange notes (collectively, the "Appraised Assets"), have been prepared by Aircraft Information Services, Inc. (aircraft and spare engines), Aviation Asset Management, Inc. (DC-9 inventory) and Simat, Helliesen & Eichner, Inc. (Orlando hangar), respectively, and such appraisals are based on varying assumptions and methodologies which differ among these appraisers. See "Description of the Exchange Notes -- Collateral -- Appraisal of Aircraft, Engines and Pledged Spare Parts" and "-- Appraisals of Real Property and Other Non-Flight Fixed Assets." The appraisals (other than the hangar appraisal), which were conducted in the third and fourth quarters of 2000, were prepared without physical inspection of the aircraft or other collateral. Appraisals that are based on different assumptions and methodologies may result in valuations that are materially different from those contained in the appraisals of the Appraised Assets. An appraisal is only an estimate of value on the date of the appraisal, is not indicative of the price at which collateral may be purchased from the manufacturer and should not in any event be relied upon as a measure of realizable value; the proceeds realized upon a sale of any collateral may be less than the appraised value. It does not indicate the price at which the Appraised Assets may be purchased or the price at which the Appraised Assets may be sold in connection with the exercise of remedies under the Indenture. As a result, the appraisals should not be relied upon as a measure of the actual sales value of any Appraised Asset. The proceeds realized upon a sale of the Appraised Assets may be less than its appraised value. In particular, the appraisals are estimates of values as of future dates. The value of the collateral in the event of the exercise of remedies under the Indenture will depend on market and economic conditions, its supply, the availability of buyers, its condition and other factors existing at that time.

Your right to receive payments on the exchange notes will be effectively subordinated to payments under any new credit facility and our equipment financing to the extent of the collateral securing this other debt; the value of the collateral may be less than the amounts due on the exchange notes.

     Except as provided in the Collateral Trust Agreement, the exchange notes and any future subsidiary guarantees will be effectively subordinated to (a) up to $30 million principal amount of indebtedness that may be incurred under any new senior credit facility because the lender's lien on the collateral will be senior to the lien of the trustee under the exchange notes, and (b) approximately $131.8 million of outstanding equipment financing, in addition to future equipment financing and purchase money debt, in each case to the extent of the assets securing that indebtedness. As a result, upon any distribution to our creditors or the creditors of any future subsidiary guarantors in bankruptcy, liquidation, reorganization or similar proceedings, our lenders under our proposed new credit facility, our equipment financing and our purchase money indebtedness will be entitled to be repaid in full before any payment is made to you from the proceeds of the assets securing such indebtedness, or the sale of the equipment subject to such equipment financing. Consequently, it is unlikely that the liquidation of the collateral securing the exchange notes would produce proceeds in an amount sufficient to pay the principal of, premium, if any, and accrued interest of the exchange notes after also satisfying the obligations to pay any senior creditors.

     The trustee under the Indenture and the lenders under a new senior credit facility will enter into an intercreditor agreement to govern the relationships among them and their obligations and rights. Financing by multiple lenders with security interests in common collateral may result in increased complexity and lack of flexibility in a debt restructuring or other work-out relating to us.

     In addition, the Indenture allows us to sell the collateral securing the exchange notes, subject only to our compliance with the covenant limiting our sales of assets. See "Description of Exchange Notes -- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and "-- Collateral -- Release of Collateral." We are permitted under such covenant to sell assets provided we reinvest the proceeds from such sales in aircraft and aircraft-related assets. Any such newly-purchased assets will not be part of the collateral securing the exchange notes. Our business plan includes the renewal of our fleet of aircraft. See "Business -- Business Strategy -- Fleet Renewal Program." We anticipate, for instance, selling some or all of our DC-9s and B737s and the corresponding spare engines and parts, which are part of the collateral securing the exchange notes, and purchasing additional B717 aircraft and other equipment from Boeing and other vendors. The new B717s and related equipment would not be part of the collateral securing the exchange notes. Thus, to the extent that we are successful in carrying out certain aspects of our business plan, the collateral securing the exchange notes will diminish.

Your rights may be adversely affected by bankruptcy proceedings.

     The right of Wilmington Trust Company, as Trustee under the Indenture (the "Trustee"), to repossess and dispose of the collateral upon the occurrence of an Event of Default (as defined) is likely to be significantly impaired by applicable bankruptcy laws if a bankruptcy proceeding were to be commenced by or against us prior to the Trustee's having repossessed and disposed of the collateral securing the exchange notes. Under the United States Bankruptcy Code, a secured creditor such as the Trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection" as this term is interpreted by the relevant bankruptcy court. Holders of the exchange notes will not be able to benefit from Section 1110 of the United States Bankruptcy Code while other creditors may avail themselves of such protection.

We may not have the financial resources to repurchase the exchange notes upon a change of control, even if we are required to do so.

     In the event of a "Change of Control" under the Indenture, we will have to offer to repurchase all outstanding exchange notes at a purchase price equal to 101% of their face amount, plus accrued and unpaid interest to the purchase date. It is possible that we will not have, nor have access to, sufficient funds at the time of any such change of control to make the required repurchase of the exchange notes.

     If we are required to repurchase the exchange notes, we would probably require third party financing, but we cannot be sure that we would be able to obtain third party financing on acceptable terms, if at all. We urge you to read "Description of the Exchange Notes" for a discussion of our obligations under the Indenture as to our ability to repurchase exchange notes in the event of a Change of Control.

There may be no active or liquid market for the exchange notes.

     The exchange notes are new securities with no established market for them. We have no duty under the registration rights agreement to list the exchange notes on any exchange or market. A market for the exchange notes may not develop, and, if one does develop, it may not be maintained. If an active trading market for the exchange notes fails to develop or to be sustained, the price of the exchange notes could be materially and adversely affected. Even if actively traded, the exchange notes may trade at a discount from the initial offering price of the notes depending upon prevailing interest rates, the market for similar securities, our performance and other factors.


                      Risks Relating To The Exchange Offer

The issuance of the exchange notes may adversely affect the market for the old notes.

     If old notes are tendered for exchange and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted old notes could be adversely affected. See "-- Your failure to participate in the exchange offer will have adverse consequences."

Your failure to participate in the exchange offer will have adverse consequences.

     The old notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your old notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your old notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the old notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, you will not necessarily be able to obligate us to register the old notes under the Securities Act.

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the Exchange Notes.

     Based on certain no-action letters issued by the staff of the SEC, we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under "Plan of Distribution," you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under this act. We do not and will not assume, or indemnify you against, this liability.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding old notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement with the holders of the old notes. In consideration for issuing the exchange notes, we will receive old notes in an aggregate principal amount at maturity equal to the aggregate principal amount at maturity of the exchange notes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes and cumulative effect of change in accounting principle, plus fixed charges less interest capitalized during the period and plus amortization of interest capitalized in prior periods. Fixed charges include interest costs, including interest capitalized during the period, and the estimated interest component of rent expense.

                    Years Ended December 31,                        Six Months Ended June 30,
------------------------------------------------------------      ----------------------------
   1996        1997         1998        1999         2000             2000           2001
----------  ----------   ----------   ---------   ----------      ------------    ------------
   (1)         (1)          (1)          (1)        1.7               2.0             1.7

-----------
     (1) For the years ended December 31, 1996, 1997, 1998 and 1999, our earnings were insufficient to cover fixed charges by $67.1 million, $121.0 million, $44.1 million and $103.4 million, respectively.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2001. This presentation should be read in conjunction with our historical financial statements and the related notes thereto included elsewhere herein.

                                                                                As of June 30,
                                                                                     2001
                                                                                --------------
                                                                                (in thousands)
Cash/(1)/.................................................................          $128,903
                                                                                    ========
Total debt:
 Due to AirTran Holdings/(2)/ (represents the proceeds from 13.00%
  Senior Notes and 7.75% Convertible Notes due 2009 net of
  discount)...............................................................          $ 29,509

 11.27% Senior Secured Notes with Warrants due 2008/(2)/ (net of discount)           145,365

 Aircraft Notes Payable/(3)/..............................................           131,826

 Other indebtedness.......................................................             1,824
                                                                                    --------
   Total debt.............................................................           308,524

Shareholder's equity......................................................            20,062
                                                                                    --------
   Total capitalization...................................................          $328,586
                                                                                    ========

_____________
(1) As of June 30, 2001, $16.8 million of the cash was restricted. This included cash supporting $14.3 million in letters of credit securing certain leveraged lease obligations and fuel hedging and $2.5 million securing our credit card receivables.
(2) We, along with AirTran Holdings, entered into a series of transactions on April 12, 2001 with Boeing Capital Loan Corporation (Boeing Capital) in order to refinance Airtran Holdings' 10 1/4% senior notes ($150.0 million) and our 10 1/2% senior secured notes ($80.0 million) due April 2001 and to provide additional liquidity. Under our new senior notes ($166.4 million), principal payments of approximately $3.3 million plus principal and interest are due and payable semi-annually. In addition, there are certain mandatory prepayment events, including a $3.1 million prepayment upon the consummation of each of 11 sale-leaseback transactions for B717 aircraft. Contemporaneously with the issuance of the new senior notes, AirTran Holdings issued detachable warrants to Boeing Capital for the purchase of
     3.0 million shares of AirTran Holdings' stock. The warrants are valued at $12.3 million and this amount will be amortized to interest expense over the life of the senior notes. Under AirTran Holdings' senior notes ($17.5 million), interest is due and payable semiannually in arrears and no principal is due prior to maturity in 2009, except for mandatory prepayments equal to 25% of our net income. AirTran Holdings also issued convertible notes ($17.5 million) due in 2009 with interest payable semiannually in arrears. These notes contain a beneficial conversion feature valued at $5.6 million, which, unless converted, will be amortized to interest expense over the life of the notes. As of July 31, 2001, Boeing Capital had converted an aggregate of $12 million of these notes into approximately 2.2 million shares of AirTran Holdings' common stock.
(3) In November 1999, we privately placed $178.9 million principal amount of enhanced equipment trust certificates (the "EETCs"). The proceeds of the EETCs were used to purchase the first ten B717 aircraft. The blended interest rate for the EETCs is 10.63% per annum and the EETCs are payable in installments from April 17, 2000, through April 17, 2017. In March 2000, we sold two of such B717 aircraft pursuant to sale and leaseback transactions utilizing leveraged lease debt from EETCs reducing the outstanding principal amount of the EETCs by $35.9 million.

                            SELECTED FINANCIAL DATA

     The following table sets forth our selected financial data. The statement of operations data for each of the three years in the period ending December 31, 2000 and balance sheet data at December 31, 2000 and 1999 are derived from our consolidated combined financial statements appearing elsewhere in this registration statement on Form S-4, which have been audited by Ernst & Young LLP, independent auditors. The statement of operations data for the periods ending December 31, 1997 and 1996 and the balance sheet data at December 31, 1998, 1997 and 1996 are derived from our unaudited consolidated combined financial statements. Operating statement data and balance sheet data as of and for the six-month periods ended June 30, 2001 and 2000, are derived from our unaudited financial statements and include all adjustments, consisting of normal recurring accruals which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2001, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto appearing elsewhere in this prospectus.


                           Six Months Ended June 30,                                 Year Ended December 31,
                         ----------------------------  ---------------------------------------------------------------------------
                            2001            2000         2000         1999             1998             1997             1996
                         ----------------------------  ---------------------------------------------------------------------------
Operating revenues       $379,506         $293,177     $624,094     $523,468         $439,307         $211,330        $219,636

Net income (loss)          21,995(a)        25,490       47,436      (99,394)(b)      (40,738)(c)      (96,406)(d)     (41,469)(e)

Total assets at end
 of period                522,653          460,004      546,028      465,999          374,603          395,111         408,613

Long-term debt
 including current
 maturities at end of
 period (f)               308,523          369,590      427,903      415,688          245,994          250,712         244,706

Note:  All special items listed below are pre-tax.
(a) Includes an $18.1 million impairment/lease termination loss related to the accelerated retirement of the B737 fleet in order to simplify the fleet structure and reduce costs.
(b) Includes a $147.7 million impairment loss related to the accelerated retirement of the DC-9 fleet as a result of the introduction of the B717 fleet and a gain of $19.6 million for a litigation settlement.
(c) Includes a $27.5 million impairment loss related to the acceleration of the retirement of four owned B737 aircraft as a result of the elimination of their original route system and continued operating losses upon their redeployment to other routes. Includes an approximately $12.0 million increase in net income due to the revision of the salvage value and lives of our DC-9 fleet and related equipment.
(d) Includes a $24.8 million charge related to the shutdown of the airline in 1996 and a $5.2 million charge for the renaming of the airline in connection with the merger with Airways Corporation in November 1997.
(e) Includes a $68.0 million charge related to the shutdown of the airline in 1996, a $3.9 million gain on the sale of property, a $13.0 million arrangement fee for aircraft transfer and a $2.8 million gain on insurance recovery.
(f) Includes $29.5 million due to AirTran Holdings, Inc. representing the proceeds, net of related discount, of AirTran Holdings' 13.00% senior notes and 7.75% convertible notes at June 30, 2001. Includes $150 million due to AirTran Holdings representing the proceeds of AirTran Holdings' 10.25% senior notes which were loaned to us for years ended 1996 through 2000. This amount excludes the remaining amount due to (from) AirTran Holdings of $32.5 million, $12.9 million, $13.6 million, $12.3 million, $7.8 million, $(27.8) million and $(1.7) million at June 30, 2001 and 2000 and December 31, 2000, 1999, 1998, 1997 and 1996, respectively.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Results of Operations

     The table below sets forth selected financial and operating data for the twelve months ended December 31, 2000, 1999 and 1998.

                                                                         Twelve Months Ended
                                                                             December 31,
                                                        -----------------------------------------------------
                                                            2000                 1999                  1998
                                                        ----------            -----------           ---------
Revenue passengers                                       7,566,986            6,460,533             5,462,827
Revenue passenger miles (RPMs) (000s) (1)                4,115,745            3,473,490             3,244,539
Available seat miles (ASMs) (000s) (2)                   5,859,395            5,467,556             5,442,234
Passenger load factor (3)                                     70.2%                63.5%                 59.6%
Break-even load factor* (4)                                   64.7%                59.4%                 61.5%
Average yield per RPM (cents) (5)                            14.70                14.01                 12.97
Passenger revenue per ASM (cents) (6)                        10.32                 8.90                  7.73
Operating cost per ASM** (cents) (7)                          9.27                 8.19                  7.91
Operating cost per ASM,
 Excluding aircraft fuel** (cents) (8)                        6.87                 6.94                  6.59
Average stage length (miles)                                   537                  528                   546
Average cost of aircraft fuel per gallon (cents)            100.89                49.95                 54.87
Average daily utilization (hours:minutes) (9)                10:18                 9:54                  9:42
Weighted average number of aircraft in fleet
 for the period                                                 51                   50                    49

* Excludes litigation settlement gain of $19.6 million and pre-tax impairment charge of $147.7 million recorded during 1999. Excludes pre-tax impairment charge of $27.5 million recorded during 1998.

** Excludes pre-tax impairment charges of $147.7 million and $27.5 million recorded during 1999 and 1998, respectively.

(1)  The number of scheduled revenue miles flown by passengers.
(2) The number of seats available for passengers multiplied by the number of scheduled miles each seat is flown.
(3) The percentage of aircraft seating capacity that is actually utilized (RPMs divided by ASMs).
(4) The percentage of seats that must be occupied by revenue passengers in order for us to break even on a pre-tax income basis, excluding nonrecurring items and impairment charges.
(5)  The average amount one passenger pays to fly one mile.
(6)  Passenger revenue divided by ASMs.
(7)  Operating expenses, excluding impairment charges, divided by ASMs.
(8) Operating expenses, excluding aircraft fuel expense and impairment charges, divided by ASMs.
(9) The average number of hours per day that an aircraft flown is operated in revenue service.

     The following table shows our operating expenses per available seat mile for the twelve months ended December 31, 2000, 1999 and 1998:

                                                 Twelve Months Ended
                                                    December 31,
                                        ---------------------------------
                                         2000         1999(1)        1998(1)
                                         ----         ----           ----

Operating expenses
  Salaries, wages and benefits           2.34cents     2.21cents      1.99cents
  Aircraft fuel                          2.40          1.25           1.32
  Maintenance, materials and repairs     1.25          1.58           1.37
  Distribution                           0.68          0.68           0.64
  Landing fees and other rents           0.49          0.49           0.43
  Marketing and advertising              0.28          0.29           0.28
  Aircraft rent                          0.22          0.09           0.13
  Depreciation                           0.39          0.52           0.53
  Other operating                        1.22          1.08           1.22
                                         ----          ----           ----

    Total operating expenses             9.27cents     8.19cents      7.91cents
                                         ====          ====           ====

(1) Excludes impairment charges of $147.7 million and $27.5 million in 1999 and 1998, respectively.


Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Summary

     For 2000, we recorded operating income of $81.2 million and pre-tax income and net income of $47.4 million. For 1999, including a pre-tax impairment charge of $147.7 million and a litigation settlement gain of $19.6 million, we recorded an operating loss of $72.0 million, a pre-tax loss of $96.7 million, and a net loss of $99.4 million.

Operating Revenues

     Operating revenues increased by $100.6 million or 19.2%, primarily due to an increase in passenger revenues. The increase in passenger revenues was principally driven by a 6.7 percentage point increase in load factor and a 4.9% increase in average yield per revenue passenger mile. As a result, our unit revenue or RASM increased 16.0% to 10.3 cents.

     During 2000, we increased our capacity, or ASMs, by 7.2% with the addition of eight new Boeing 717 (B717) aircraft. In addition, RPMs increased by 18.5%, resulting in a record load factor of 70.2%. The increase in yield resulted primarily from additional business travelers purchasing higher fares during the year. Notwithstanding the improved yield and passenger load factor, we continue to experience aggressive competition that could negatively impact future yields and loads.

     Other revenues decreased $18.0 million or 54.4%. Excluding a litigation settlement gain of $19.6 million in 1999, other revenues increased $1.6 million or 12.1% on a year-over-year basis.

Operating Expenses

     Operating expenses decreased by $52.5 million or 8.8%. Excluding the 1999 pre-tax impairment charge of $147.7 million to reduce the book value of our DC-9 aircraft, operating expenses increased by $95.2 million or 21.3%. Operating cost per ASM (CASM) increased by 13.2%, primarily due to a 105.5% increase in aircraft fuel expense. Cost per available seat mile excluding fuel decreased approximately 1.0% to 6.9 cents per ASM.

     Salaries, wages and benefits increased 13.8%, or $16.7 million year-over-year, and 6.2% on a CASM basis, primarily due to contractual wage rate increases and additional personnel required for the higher level of operations in 2000.

     Aircraft fuel expense increased 105.5%, or $72.1 million year-over-year, and 92.0% on a CASM basis, primarily due to increases in the cost of fuel. During 2000, the average cost of aircraft fuel per gallon was approximately $1.01, compared to an average cost per gallon in 1999 of approximately $0.50. The cost of aircraft fuel was net of approximately $5.3 million and $14.2 million in gains from hedging activities in 2000 and 1999, respectively.

     Maintenance, materials and repairs decreased 15.2%, or $13.1 million year-over-year, and 20.9% on a CASM basis, primarily due to a lesser number of Boeing 737 and DC-9 airframe and engine repairs performed during 2000 in accordance with our maintenance schedule. The timing of maintenance to be performed is determined by the number of hours the aircraft and engines are operated.

     Distribution expenses increased 7.2%, or $2.7 million year-over-year, primarily due to an increase in commissionable sales generated by travel agents, offset by a rate reduction from 8.0% to 5.0% during the fourth quarter of 1999.

     Landing fees and other rents increased $1.7 million compared to the year ended 1999 primarily due to increased departures. On a CASM basis, these expenses remained flat on a year-over-year basis. We operated 101,644 departures in 2000 and 96,858 departures in 1999, an increase of 4.9%.

     Aircraft rent increased 159.1%, or $7.7 million year-over-year, and 141.8% on a CASM basis, primarily due to the lease financing associated with five of the eight new B717s delivered during 2000, as well as the sale and leaseback of seven DC-9 aircraft in the fourth quarter 1999.

     Depreciation expense decreased 19.1%, or $5.4 million year-over-year, and 24.5% on a CASM basis, primarily due to the reduction in book value of our DC-9 fleet as a result of the 1999 impairment charge and the sale and leaseback of seven DC-9 aircraft in 1999.

     Other operating expenses increased 20.6%, or $12.1 million year-over-year, and 12.5% on a CASM basis, primarily due to increased passenger related expenses associated with the greater number of passengers served, and to costs related to supporting and maintaining our existing automation systems.

     In the fourth quarter of 1999, we decided to accelerate the retirement of our owned DC-9 fleet to accommodate the introduction of the B717 fleet. It was originally our intent to use the B717s to increase overall capacity while continuing to use the DC-9s into 2005. However, during 1999, the new management team (including our Chief Executive Officer and President, who joined us in 1999) reevaluated our near- and long-term fleet strategy and the components underlying such strategy. By October 1999, we determined that it would be cost-beneficial to begin to retire the DC-9s. As a result, we developed a fleet plan which provided for the retirement of the DC-9s between December 31, 1999 and October 2003, generally coinciding with the delivery of the B717s. Our Board of Directors approved the plan in October 1999. In connection with our decision to accelerate the retirement of these aircraft, we performed an evaluation to determine, in accordance with Statement of Financial Accounting Standards No. 121 (SFAS 121), whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amount of these aircraft and related assets. As a result of the evaluation, we determined that the estimated future cash flows expected to be generated by these aircraft would be less than their carrying amount, and therefore these aircraft are impaired as defined by SFAS 121. Consequently, the original cost bases of these assets were reduced to reflect the fair market value at the date the decision was made, resulting in a $147.7 million impairment charge. We considered recent transactions and market trends involving similar aircraft in determining the fair market value. See Note 9 to the consolidated combined financial statements.

Non-operating Expenses

     Interest expense, net, increased 36.7%, primarily due to the debt financing of eight B717 aircraft delivered in the third and fourth quarters of 1999, as well as three B717s delivered in the fourth quarter 2000. The 1999 deliveries were financed utilizing the proceeds from the issuance of enhanced equipment trust certificates (EETCs). Three of the 2000 deliveries were financed utilizing debt issued by an affiliate of the airframe manufacturer. Offsetting a portion of the increased interest expense, interest income increased 76.0% as a result of higher invested cash balances.

Provisions for Income Taxes

     Our results of operations, for income tax purposes, are included in AirTran Holdings, Inc.'s consolidated tax return. Our provision for income taxes has been computed on the basis that we file separate consolidated tax returns.

     We have not recognized any benefit from the future use of operating loss carryforwards, because our evaluation of all the available evidence in assessing the realizability of tax benefits of such loss carryforwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize such tax benefits currently. Although we produced operating profits in each quarter in 2000 and 1999, excluding the impairment charge, we do not believe this and other positive evidence, including our projection of future profitable operations, offsets the effect of our recent cumulative losses. As a result, income tax expense was $0 and $2.7 million in 2000 and 1999, respectively. The 1999 tax expense resulted from the utilization of a portion of our $141.0 million of net operating loss (NOL) carryforwards, existing at December 31, 1998, offset in part by alternative minimum tax and the application to goodwill of the tax benefit related to the realization of a portion of the Airways Corporation NOL carryforwards.


Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Summary

     For 1999, including a pre-tax impairment charge of $147.7 million and a litigation settlement gain of $19.6 million, we recorded an operating loss of $72.0 million, a pre-tax loss of $96.7 million, and a net loss after taxes of $99.4 million. For 1998, including a pre-tax impairment charge of $27.5 million, we recorded an operating loss of $18.6 million and a pre-tax loss and a net loss after taxes of $40.7 million.

Operating Revenues

     Passenger revenues increased by 15.6%, or $65.6 million in 1999 compared to 1998. The growth in our passenger revenue stems from increasing traffic demand in both the business and leisure market segments. Business class loads were up significantly in 1999 compared to 1998. Adjustments in pricing and inventory strategies also led to gains in leisure traffic. Yield increased by 8.0%, from
13.0 cents to 14.0 cents. Unit revenue increased 15.1%, from 7.7 cents to 8.9 cents - better improvements than any major airline in the industry.

     Traffic, or RPMs, increased 7.1% or 229.0 million RPMs on a 0.5% increase in capacity, or ASMs. For the year ended December 31, 1999, load factor increased 3.9 points to 63.5% versus 59.6% for the year ended December 31, 1998.

     Other revenue increased 121.8%, or $18.2 million, in 1999 compared to 1998, due to the $19.6 million gain from a litigation settlement.

Operating Expenses

     Excluding the impairment charges in 1999 and 1998, operating expenses increased $17.4 million or 4.0% year-over-year. Our operating cost per ASM, excluding impairment charges, increased 3.5% to 8.19 cents in 1999 from 7.91 cents in 1998.

     Salaries, wages and benefits increased 11.3%, or $12.3 million, due to a 6.1% increase in overall headcount and contractual wage increases for our union-represented labor groups.

     Aircraft fuel expense decreased year-over-year by $3.6 million, or 5.0%, due to a 9.0% decrease in the average fuel cost per gallon offset by a 4.4% increase in fuel consumption.

     Maintenance increased 15.8% or $11.8 million, due to a volume increase of five check lines as a result of completing our structural life improvement program and six additional engine overhauls. The timing of maintenance to be performed is determined by the number of hours an aircraft and engine are flown.

     Distribution expenses, primarily composed of commissions paid to travel agents, increased $2.4 million or 6.9%, due to an increase in commissionable sales, offset by a rate reduction from 10.0% to 8.0% during the second quarter of 1998 and a further reduction to 5.0% during the fourth quarter of 1999.

     Landing fees and other rents increased $3.6 million compared to the year ended 1998, due to increased departures. We operated 5.1% more departures in 1999 than 1998, at 96,858 and 92,141, respectively.

     Aircraft rent decreased $2.4 million in 1999 from 1998 due to the return to the lessor of five leased B737 aircraft throughout the year.

     Other operating expenses decreased by $7.3 million, or 11.0%, primarily due to the decline of credit card chargebacks and communications costs.

     In the fourth quarter of 1999, we decided to accelerate the retirement of our owned DC-9 fleet to accommodate the introduction of the B717 fleet. See "-- Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 -- Operating Expenses."

Non-operating Expenses

     Interest expense, net of interest income, increased 11.2% due to the November 3, 1999, issuance of $178.9 million of EETCs for financing ten B717 aircraft. See Note 5 to the consolidated financial statements.

Provisions for Income Taxes

     Our results of operations, for income tax purposes, are included in AirTran Holdings, Inc.'s consolidated tax return. Our provision for income taxes has been computed on the basis that we file separate consolidated tax returns.

     Income tax expense was $2.7 million and $0 in 1999 and 1998, respectively. The 1999 tax expense resulted from the utilization of a portion of our $141 million of net NOL carryforwards, existing at December 31, 1998, offset in part by alternative minimum tax and the application to goodwill of the tax benefit related to the realization of a portion of the Airways Corporation NOL carryforwards. As of December 31, 1999, we had not recognized any benefit from the use beyond 1999 of NOL carryforwards, because our evaluation of all the available evidence in assessing the realizability of tax benefits of such loss carryforwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize such tax benefits currently. Although we produced operating profits in each quarter in 1999, excluding the impairment charge, we do not believe this and other positive evidence, including our projection of future profitable operations, offsets the effect of our recent cumulative losses.

Six Months Ended June 30, 2001 and 2000

    The table below sets forth selected financial and operating data for the six months ended June 30, 2001 and 2000.

                                                                          Six Months Ended
                                                                               June 30,
                                                                        ---------------------
                                                                          2001        2000
                                                                        ---------   ---------
Revenue passengers                                                      4,414,172   3,554,093
Revenue passenger miles (RPMs) (000s) (1)                               2,381,829   1,922,386
Available seat miles (ASMs) (000s) (2)                                  3,293,304   2,803,657
Passenger load factor  (3)                                                   72.3%       68.6%
Break-even load factor * (4)                                                 63.9%       62.2%
Average yield per RPM (cents) (5)                                           15.55       14.81
Passenger revenue per ASM (cents) (6)                                       11.25       10.16
Operating cost per ASM * (cents) (7)                                         9.75        8.91
Operating cost per ASM,
 excluding aircraft fuel * (cents) (8)                                       7.48        6.80
Average stage length (miles)                                                  539         535
Average cost of aircraft fuel per gallon (cents)                            98.67       87.86
Average daily utilization (hours:minutes) (9)                               10:36       10:08
Weighted average number of aircraft in fleet
 for the period                                                                57          49

* Excludes a nonrecurring pre-tax impairment loss/lease termination charge of $18.1 million recorded during 2001.

(1)  The number of scheduled revenue miles flown by passengers
(2) The number of seats available for passengers multiplied by the number of scheduled miles each seat is flown
(3) The percentage of aircraft seating capacity that is actually utilized (RPMs divided by ASMs)
(4) The percentage of seats that must be occupied by revenue passengers in order for us to break even on a pre-tax income basis, excluding nonrecurring items and impairment charges
(5)  The average amount one passenger pays to fly one mile
(6)  Passenger revenue divided by ASMs
(7)  Operating expenses, excluding impairment charges, divided by ASMs
(8) Operating expenses, excluding aircraft fuel expense and impairment charges, divided by ASMs
(9) The average number of hours per day that an aircraft flown is operated in revenue service

     The following table shows our operating expenses per available seat mile for the six months ended June 30, 2001 and 2000:


                                              Six Months Ended
                                                  June 30,
                                           -----------------------
                                            2001 (1)         2000
                                           ---------         ----
Operating expenses
  Salaries, wages and benefits             2.46cents          2.37cents
  Aircraft fuel                            2.27               2.11
  Maintenance, materials and repairs       1.25               1.23
  Distribution                             0.80               0.69
  Landing fees and other rents             0.55               0.49
  Marketing and advertising                0.31               0.32
  Aircraft rent                            0.43               0.18
  Depreciation                             0.49               0.37
  Other operating                          1.19               1.15
                                           ----               ----
     Total operating expenses              9.75cents          8.91cents
                                           ====               ====

(1) Excludes a nonrecurring pre-tax impairment loss/lease termination charge of $18.1 million.


Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000

Summary

     For the six months ended June 30, 2001, including a nonrecurring charge of $18.1 million, we recorded operating income of $40.4 million, income before cumulative effect of change in accounting principle of $22.7 million, and net income of $22.0 million. The nonrecurring charge related to the impairment of our fleet of three owned B737 aircraft and estimated lease termination charges associated with one leased B737. For the comparative period in 2000, we recorded operating income of $43.5 million and net income of $25.5 million.


Operating Revenues

     Operating revenues increased by $86.3 million to $379.5 million, a 29.4% year-over-year improvement, primarily due to an increase in passenger revenues. Our passenger revenues for the six months ended June 30, 2001 represented an all-time record and resulted from a 10.7% improvement in unit revenue, or passenger revenue per ASM. The improvement in unit revenue was achieved through gains in both load factor and yield.

     Capacity, as measured by ASMs, increased by 17.5% year-over-year, primarily due to the addition of eleven B717 aircraft to our operating fleet since the first half of 2000. Traffic, as measured in RPMs, increased 23.9% year-over-year, resulting in a 3.7 point improvement in passenger load factor to 72.3%. Our average yield, as measured by revenue per passenger seat mile, increased 5.0% to 15.55 cents per revenue passenger mile. The improvement in yield resulted from an increase in our average fare from $80.12 to $83.91 on a year-over-year basis.

     We believe the increase in unit revenues is primarily related to our successful marketing efforts, as well as continued improvement in our pricing and yield management strategies, which have resulted in increased demand for our product. In addition, we believe our revenue improvement has also benefited from the effects of the slowing economy as customers seek out better value for their travel expenditures.

     Regardless of our capacity growth and improved traffic and yields, we continue to experience aggressive competition that could slow our revenue growth or negatively impact our results in the future.

Operating Expenses

     Excluding the pre-tax nonrecurring impairment charge of $18.1 million related to our B737 aircraft fleet, on a year-over-year basis our operating expenses increased $71.3 million, or 28.5%, and our unit costs or operating cost per ASM increased 9.4% to 9.75 cents. Salaries, wages and benefits increased $14.6 million, or 22.0% year-over-year, primarily due to the addition of flight crews and ground support personnel hired to operate and support eleven additional B717 aircraft, as well as three new destinations added to our route system since the first half of 2000. Aircraft fuel increased by $15.4 million, or 26.1% year-over-year, due to 12.3% greater fuel consumption from the increase in number of aircraft, and a 12.3% increase in our average per gallon cost of fuel. Maintenance, materials and repairs increased $6.7 million, or 19.5% year-over-year. This increase is primarily the result of the additional numbers of aircraft in our fleet and the volume of heavy aircraft checks and engine overhauls performed during 2001, offset by lower maintenance costs associated with the B717 aircraft. Distribution costs increased $6.9 million, or 35.6% year-over-year. The increase in distribution costs continues to reflect a year-over-year increase in the rates charged to us by computer reservation systems, greater commissions generated by an increase in the average fare booked by travel agents, and higher fees associated with an increase in the percentage of our sales transacted with credit cards. Landing fees and other rents increased 32.3%, or $4.4 million year-over-year, due to the growth in the number of our daily flights throughout our system. In addition, we incurred additional rentals related to the leasing of new facilities at Grand Bahama Island, Pittsburgh and Toledo. Aircraft rent expense rose $9.1 million, or 181.8% year-over-year, primarily due the lease financing of the eleven additional B717 aircraft. Depreciation expense increased 59.0%, or $6.0 million year-over-year, primarily due to the addition of spare parts and equipment provisioning for the B717s. Other operating expenses increased $6.9 million, or 21.4% year-over-year, primarily from added passenger related costs associated with the record load factors and the level of flying, and contractual costs associated with maintaining our automated systems, including our new reservations system which was brought online in April 2001. In addition, during 2001 we incurred costs related to the short-term utilization of aircraft under "wet lease" agreements.

     During 2001 we announced our intention to retire our fleet of four Boeing 737 aircraft in the third quarter of 2001 in order to simplify our fleet and reduce costs. As part of the retirement plan, we recorded a nonrecurring, pre-tax charge of $18.1 million in 2001 to write down the net book value of three owned B737s in accordance with SFAS 121, and for estimated charges related to the termination of the lease on one B737. We performed an evaluation to determine, in accordance with SFAS 121, whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amount of these aircraft and related assets. As a result of the evaluation, we determined that the estimated future cash flows expected to be generated by these aircraft would be less than their carrying amount, and therefore these aircraft are impaired as defined by SFAS 121. Consequently, the net book value of these assets was reduced to reflect the fair market value at the date the decision was made.

Non-operating Expenses

     Other expense, net, decreased by $1.7 million, or 10.2% year-over-year, primarily due to income recorded for changes in the value of our aviation fuel related derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (see Note 3 to the consolidated combined financial statements), offset by an increase in interest expense. The increase in interest expense was caused by higher interest rates associated with our debt obligations which were refinanced during the second quarter of 2001 (see Note 5 to the consolidated combined financial statements).

Provision for Income Taxes

     Our results of operations, for income tax purposes, are included in AirTran Holdings, Inc.'s consolidated tax return. Our provision for income taxes has been computed on the basis that we file separate consolidated tax returns.

     Income tax expense was $2.6 million and $1.1 million for the six months ended June 30, 2001 and 2000, respectively. Our effective tax rate was 10.5% and 4.2% for the six months ended June 30, 2001 and 2000, respectively. We have not recognized any benefit from the future use beyond the second quarter of 2001 of operating loss carryforwards, because our evaluation of all the available evidence in assessing the realizability of tax benefits of such loss carryforwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize such tax benefits currently.

Liquidity and Capital Resources

     We rely primarily on operating cash flows to provide working capital. We presently have no lines of credit or short-term borrowing facilities. As of June 30, 2001, cash and cash equivalents, including restricted cash, totaled $128.9 million compared to $103.8 million at December 31, 2000. Our working capital deficit was $36.9 million at June 30, 2001 compared to $35.1 million at December 31, 2000. Increased deferred gains recorded on sale-leaseback transactions offset by greater cash balances and accounts receivables, primarily account for the changes to our working capital deficit. We generally must satisfy all of our working capital expenditure requirements from cash provided by operating activities, from external capital sources or from the sale of assets. Substantial portions of our assets have been pledged to secure various issues of our outstanding indebtedness. To the extent that the pledged assets are sold, the applicable financing agreements generally require the sales proceeds to be applied to repay the corresponding indebtedness. To the extent that our access to capital is constrained, we may not be able to make certain capital expenditures or to continue to implement certain other aspects of our strategic plan, and would potentially be unable to achieve the full benefits expected therefrom. We expect to continue generating positive working capital through our operations; however, we cannot predict whether current trends and conditions will continue, or the effects of competition or other factors, such as increased fuel prices, that are beyond our control.

     As of June 30, 2001, cash and cash equivalents, including restricted cash, increased by $25.1 million from December 31, 2000. During the six months ended June 30, 2001, operating activities generated $77.1 million in cash, investing activities consumed $3.0 million, and financing activities used $40.2 million.

     Cash consumed by investing activities reflects the purchase of spare parts and equipment provisioning for the B717 aircraft fleet, in addition to the payment of $9.7 million in aircraft purchase deposits for future B717 deliveries, offset by the gain from the sale of nine B717s under the Boeing Capital commitment (six of which were acquired during the first half of 2001, as discussed below). We have a lease financing commitment with Boeing Capital for the purchase and sale-leaseback of up to 20 B717s. In connection with the refinancing described below, Boeing Capital's purchase price under the lease financing commitment was increased by $3.1 million per aircraft for the fourth through the twentieth B717 deliveries, or $52.7 million in the aggregate. All nine B717s sold during 2001 were subsequently leased back during the year.

     Net cash used by financing activities was primarily driven by the refinancing of certain debt obligations associated with the Boeing Capital transactions (see Other Information below).

     During 2001, we took delivery of six new B717 aircraft that were financed by Boeing Capital as follows: five were delivered and simultaneously sold and leased back from Boeing Capital, and one was purchased with a loan provided by Boeing Capital (the loan was fully repaid in February 2001 and the aircraft was contemporaneously sold and leased back from Boeing Capital).

Other Information

     During the second quarter of 2001, we, along with AirTran Holdings, entered into a series of transactions, with Boeing Capital in order to refinance AirTran Holdings' 10 1/4% senior notes ($150.0 million) and our 10 1/2% senior secured notes ($80.0 million) due April 2001 (collectively, the "Existing Notes"), and to provide additional liquidity. The proceeds generated from the Boeing Capital transactions, together with internally generated funds, were used to retire the Existing Notes at maturity. The components of the refinancing are as follows (in thousands):


     11.27% Senior secured notes due 2008                    $166,400
     AirTran Holdings' 13.00% Senior notes due 2009            17,500
     AirTran Holdings' 7.75% Convertible notes due 2009        17,500
                                                             --------
                                                             $201,400
                                                             ========

     For a description of the terms of the new senior secured notes, which are also described herein as the exchange notes, see "Description of Exchange Notes."

     Under the senior notes of AirTran Holdings, interest is due and payable semiannually in arrears, and no principal payments are due prior to maturity in 2009, except for mandatory prepayments equal to 25% of our net income (which, subject to the terms of the exchange note indenture and to applicable law, we are required to dividend to our parent company in cash on a quarterly basis for payment to the lender).

     The convertible notes of AirTran Holdings will bear a higher rate of interest if our parent company's average common stock price during a calendar month is below $6.42. Interest is payable semiannually in arrears. The notes are convertible at any time into approximately 3.2 million shares of our parent company's common stock. This conversion rate represents a beneficial conversion feature valued at approximately $5.6 million. This amount will be amortized to interest expense over the life of the convertible notes or sooner upon conversion (See Note 5 to the consolidated combined financial statements). We are able to require Boeing Capital's conversion of the notes under certain circumstances. As of July 31, 2001, Boeing Capital had converted an aggregate of $12 million of these notes into approximately 2.2 million shares of AirTran Holdings' common stock.

     The senior notes and convertible notes are secured by: (1) a pledge of all of AirTran Holdings' rights under the B717 aircraft purchase agreement with the McDonnell Douglas Corporation (an affiliate of Boeing Capital), and (2) a subordinated lien on the collateral securing the new senior secured notes.

Recently Issued Accounting Standards

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

     We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Also during 2002, we will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. We have not yet determined what the effect of these Statements will be on our earnings and financial position.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk-Sensitive Instruments and Positions

     We are subject to certain market risks, including interest rates and commodity prices (i.e., aircraft fuel). The adverse effects of changes in these markets pose a potential loss as discussed below. The sensitivity analyses do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ. See the notes to the consolidated combined financial statements for a description of our financial policies and additional information.

Interest Rates

     As of December 31, 2000 and 1999, the fair value of our long-term debt, including $150 million of AirTran Holdings' debt, was estimated to be $439.0 million and $392.3 million, respectively, based upon discounted future cash flows using current incremental borrowing rates for similar types of instruments or market prices. Market risk, estimated as the potential increase in fair value resulting from a hypothetical one percent decrease in interest rates, was approximately $11.1 million as of December 31, 2000, and approximately $11.0 million as of December 31, 1999.

     On April 12, 2001, we entered into a series of transactions with Boeing Capital in order to refinance the Existing Notes, and to provide additional liquidity. The cash flow generated from the Boeing Capital transactions, together with internally generated funds, was used to retire the Existing Notes at maturity. See "-- Other Information."

Aircraft Fuel

  Our results of operations are impacted by changes in the price of aircraft fuel. Excluding the impairment charges, aircraft fuel accounted for 25.9% and 15.3% of our operating expenses in 2000 and 1999, respectively. Based on our 2001 projected fuel consumption, a 10% increase in the average price per gallon of aircraft fuel for the year ending December 31, 2000, would increase fuel expense for the next twelve months by approximately $9.7 million, net of hedging instruments outstanding at December 31, 2000. Comparatively, based on 2000 fuel usage, a 10% increase in fuel prices would have resulted in an increase in fuel expense of approximately $10.0 million, net of hedging instruments utilized during 2000. In 2000, we entered into fuel-hedging contracts consisting of fixed-price swap agreements and collar structures to protect against increases in aircraft fuel prices. At June 30, 2001, we had hedged approximately 50% of our fuel needs for the remainder of 2001.

     During the second quarter of 2001 we converted most of our existing fuel hedges from crude oil contracts to heating oil contracts and entered into additional heating oil contracts for protection from future changes in aviation fuel prices. We believe the conversion to heating oil will provide increased effectiveness in offsetting future changes in aviation fuel prices. See note 3 to our consolidated combined financial statements.

                                   BUSINESS

     We are the second-largest affordable-fare scheduled airline in the United States in terms of departures. We offer scheduled airline service serving short-haul markets, primarily from our hub in Atlanta, Georgia. To date, we operate 59 aircraft making 336 flights per day serving 34 cities throughout the eastern United States and Grand Bahama Island.

     We have created a successful niche for AirTran in selected markets by targeting two primary segments: price-sensitive business and leisure travelers. In addition to offering an affordable-fare alternative to higher-priced airlines, we contribute towards the overall growth of the markets we serve by stimulating demand among travelers who may otherwise utilize ground transportation or not travel at all. Our service is intended not only to satisfy the transportation needs of our target customers, but to provide customers with a travel experience worth repeating. The success of this strategy is evidenced by the 7.6 million revenue passengers we carried in the year ended December 31, 2000. With this traffic and revenue base, our operating margins rank among the highest in the domestic airline industry. We achieved this result through a cost structure that ranks among the lowest in the industry (in terms of cost per available seat mile).

     We have undertaken a number of key initiatives in recent years to strengthen our competitive position, the most noteworthy of which is our fleet renewal plan. We are in the process of replacing and upgrading our fleet of aircraft through the acquisition of 50 new Boeing 717 (B717) aircraft by October 2003, 22 of which we operated as of June 30, 2001. We were Boeing's launch customer for the B717, which was designed specifically for efficient short-haul service and is considered among the most modern, innovative, comfortable and environmentally friendly commercial aircraft available today. As a result, we believe the addition of the B717s will enhance our overall image and operating performance. In addition to our fleet renewal plan, other key initiatives implemented in the last two years include:

     .  the hiring of a management team with substantial industry experience;

     . innovative pricing and customer retention programs, such as our unique $25 business class upgrade and special advance and walk-up fares;

     . entry into selected new markets that offer attractive growth opportunities;

     . development of alternate sales distribution channels, including our low-cost internet website; and

     . continuous safety and quality improvements, including maintenance training improvements that have resulted in the receipt of maintenance awards from the Federal Aviation Administration (FAA).

     These efforts have resulted in a number of improvements in our operating and financial performance. For the year ended December 31, 2000, our traffic, measured in revenue passenger miles, grew 18.5% relative to the year ended December 31, 1999, resulting in a 6.7 percentage point increase in load factor. Over the same time period, we were able to improve our yield by 4.9%, resulting in a 16.0% increase in revenue per available seat mile. Revenues and EBITDAR for the year ended December 31, 2000, grew to $624.1 million and $116.9 million, respectively. We have also generated significant cash flow as evidenced by the increase in our cash balances from $76.2 million at December 31, 1999, to $103.8 million at December 31, 2000.

     We expect our improved operating and financial performance to continue, supported by a strong market in our Atlanta hub, solid overall industry revenue fundamentals and an improving competitive environment. To build on these underlying fundamentals and the renewal of our fleet, we have developed a conservative growth plan which leverages our business model by adding flights to existing destinations, adding routes to other cities from Atlanta and selectively entering new markets.

Competitive Strengths

     Strong Customer Acceptance. We believe that the consistent increases in customer demand for our service demonstrates the success of our affordable-fare, low-cost business model. For the year ended December 31, 2000, as compared to the year ended December 31, 1999, our passenger load factor grew 6.7 percentage points to 70.2% from 63.5%, while our average yield climbed 4.9% to 14.7 cents per revenue passenger mile.

     Low Cost Structure. Our cost structure ranks among the lowest in the domestic airline industry, in terms of cost per available seat mile, allowing us to be profitable with our affordable-fare pricing strategy, and offering us a measure of protection against potential price competition or declines in demand. Our relatively low operating costs are made possible through our company-wide emphasis on cost controls including what we believe to be our lower labor costs, lower distribution costs and the higher productivity of our workgroups. We expect further cost reductions to result from our ability to leverage our existing infrastructure for future growth and the acquisition of our new B717 aircraft, which have significantly lower maintenance and fuel requirements than our current fleet of McDonnell Douglas DC-9 (DC-9) and Boeing 737 (B737) aircraft.

     Attractive Atlanta Hub and Route Network. We control 22 gates from a single concourse under long-term leases at Hartsfield Atlanta International Airport, where local traffic growth is projected to grow 8% per year versus a 4% growth rate for other airports nationwide. Atlanta's location favorably positions the airport to provide connecting traffic to major population centers. We are the second-largest airline in Atlanta in terms of the number of departures offered.

     Diversified Traffic Base. In serving both the leisure and business traveler, we believe we had a revenue mix of 44% leisure and 56% business in 2000. In addition, we now have a hub traffic mix that consists of 54% local passengers and 46% connecting passengers. In addition to providing a number of marketing and cost synergies, this diversification adds stability to our revenues by protecting against factors that may impact individual segments of our business.

     Management Team. We have in place an experienced management "Leadership Team," all but two of whom joined us in 1999 and 2000. The members of our Leadership Team average 22 years of experience in the airline industry. This Leadership Team is lead by Joe Leonard, our Chairman and Chief Executive Officer and Bob Fornaro, our President and Chief Operating Officer. Messrs. Leonard and Fornaro have held senior management positions with AlliedSignal, Northwest Airlines, Eastern Air Lines, US Airways, and American Airlines.

Business Strategy

     Continue Affordable Pricing and Other Programs to Generate Additional Customer Traffic. We have consistently maintained our competitive position by providing affordable fares to appeal to price sensitive travelers. We intend to continue this successful strategy, which is made possible by our comparatively low cost structure, to stimulate new demand for air travel. We also believe our fare strategy will continue to attract customers from other higher-priced airlines. We will continue to enhance our affordable approach with innovative marketing, pricing and customer loyalty programs such as including a business class product, advanced seat assignment and a frequent flyer program.

     Leverage Growing Atlanta Hub to Selectively Expand Route Structure. We have a strong presence in Atlanta, a market that has grown rapidly in recent years. Atlanta's large traffic base and geographic position provides a strong hub from which we plan to selectively expand our routes. We believe that there are numerous markets in the United States that are underserved by major airlines or present opportunities for an affordable-fare airline. As a result, we intend to selectively add to our route structure from Atlanta by increasing the number of flights to markets we currently serve from Atlanta and by adding new cities and markets. Expansion of our Atlanta hub allows us to leverage our existing infrastructure, which will reduce unit costs and contribute to improvement of our operating margins. In addition, we may selectively add new "point-to-point" routes between cities other than Atlanta that we currently serve and create additional focus cities.

     Increase Bookings Through the Internet and Other Distribution Channels. We believe we are the leader in the U.S. airline industry with respect to bookings via the internet, offering lower costs and improved product availability as compared to more traditional direct and agency channels. We employ the internet as an integral portion of our marketing strategy utilizing our website, airtran.com, which was launched in May 1998. In addition to being user-friendly and simple, our website is designed to sell tickets efficiently. As a result, we have experienced rapid growth in our internet bookings, which generated over one-third of our total bookings for the quarter ended December 31, 2000.

     Fleet Renewal Program. In September 1999, we took delivery of our first B717 as part of a comprehensive plan to replace and upgrade our fleet of aircraft. We have contracted with Boeing for the acquisition of 50 B717 aircraft for delivery through October 2003, 22 of which were delivered through June 30, 2001. We also have options and purchase rights to acquire up to 50 additional B717 aircraft. The B717 is ideally suited for the short-haul, high-frequency service that we operate. The B717 offers additional operating efficiencies to our already low cost structure. Despite having greater thrust, the new aircraft burns approximately 24% less fuel per hour than our DC-9 and B737 aircraft. With up to 60% fewer parts in its environmental, avionics and electrical systems than the DC-9s, we expect the B717 to significantly reduce our fleet maintenance costs.

     Improve Revenue Management Through New Software System. Although we have been able to generate significant increases in our yield and load factors over the past several years, we believe that further improvement can be achieved with the implementation an automated revenue management system. We have contracted with PROS Management Systems, an internationally recognized revenue management specialist, to develop, install and implement their revenue management product in order to further achieve improvements in yield and load factor. We anticipate the system will be fully operational during the third quarter of 2001.

Fares, Route System and Scheduling

     Our markets served from Atlanta are located predominantly in the eastern United States. These markets are attractive to us due to the concentration of major population centers within relatively short distances from Atlanta, historically high air fares and the potential for attracting a significant number of leisure and business customers.

     We presently serve 33 cities from Atlanta with up to fourteen daily frequencies in certain markets. Our schedules are designed to provide convenient service and connections for our business and leisure travelers and to facilitate connections for our passengers traveling through Atlanta.

     We offer a range of fares based on advance purchases of 14 days, 7 days, 3 days and "walk-up" fares. We manage the availability of seats, at each fare level, by day of week and by flight to maximize revenue on peak-travel days. All of our fares are one-way and most are nonrefundable, but can be changed prior to departure with a service charge. Our fares generally do not require a round trip purchase or a minimum stay (e.g., Saturday night stay). Our fare offerings are in direct contrast to prevalent pricing policies in the industry where there are typically many different price offerings and restrictions for seats on any one flight. We have established interline ticketing and baggage agreements with Delta, United, US Airways, TWA and American Trans Air, which we believe can increase revenue opportunities for us and assist with accommodating passengers during irregular operations.

     In the future, we may add additional service between cities already served by us or may add service to new markets. Alternatively, we may terminate unprofitable routes. Our selection of markets depends on a number of factors existing at the time service to such market is being considered. In our city selection process, we consider the market demographics, the support offered by the airport communities to be served, the ability to stimulate air travel and competitive factors. Consequently, there can be no assurance that we will continue to provide service to all of the markets we currently serve or that we will not provide service to any other particular market.

Competition

     The airline industry is highly competitive and is served by numerous companies. Airlines compete on the basis of markets served, price, schedule (frequency and flight times), quality of service, amenities, frequent flyer programs and other services. We compete with other airlines primarily on the basis of price, which is made possible by our low cost structure relative to other airlines, and by focusing on selected short-haul markets in the eastern United States. We may face greater competition from existing or new carriers in the future which could result in a negative impact to our business and operating results.

     Competitors with greater financial resources than ours may price their fares at or below our fares or increase their service. This competition could prevent us from attaining a share of the passenger traffic necessary to sustain profitable operations. Our ability to meet price competition depends on our ability to operate at costs equal to or lower than our competitors or potential competitors.

     Despite the intense competition in the airline industry, we believe that one of our competitive strengths is our control of 22 gates on a single concourse at Hartsfield Atlanta International Airport. Atlanta's central location in the southeastern United States favorably positions the airport to provide connecting traffic to major population centers. We are the second largest airline in Atlanta in terms of the number of departures offered and we consider our position in this major hub to be a significant competitive advantage.

Operating Aircraft Fleet


     We operated the following owned and leased aircraft as of June 30, 2001:

                                    Average
                                    No. of                                                               Average Age
Aircraft Type                        Seats            Owned             Leased             Total           (Years)
----------------------------    -------------    --------------    ---------------    -------------    ---------------
B717                                 117                 8                 14               22              1.2

DC-9                                 106                27                  6               33             31.6

B737                                 119                 3                  1                4             24.0
                                                 --------------    ---------------    -------------
Total                                                   38                 21               59             19.7

     For information concerning the estimated useful lives, residual values, lease terms, operating rent expense and firm orders on additional aircraft, see note 1 to the consolidated combined financial statements.

     As of June 30, 2001, 38 of our owned operating aircraft were encumbered under debt agreements.

     We took delivery of six B717s during the first six months of 2001, in addition to eight B717s in the years 2000 and 1999. We plan to take delivery of eight additional B717 aircraft during the last six months of 2001. The B717 aircraft will be used to replace the B737s and DC-9s currently in operation and for growth.

     The delivery schedule for our remaining B717s under firm contract as of June 30, 2001, is as follows:

   Aircraft Type                      2001      2002     2003
---------------------                 ----      ----     ----
        B717                            8        12       10

     A preliminary retirement schedule of our aircraft as of June 30, 2001, is as follows:

   Aircraft Type                       2001     2002     2003     2004
---------------------                  ----     ----     ----     ----
DC-9                                      -        6        6        6
B737                                      4        -        -        -

     The retirement schedule was revised in 2000 due to changes to our B717 purchase contract, as discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources.

     The delivery and retirement schedules shown above represent our best estimates as of August 1, 2001. These estimates are regularly reviewed and subject to change based upon certain conditions including, but not limited to, our future operating and financial results.

Ground Facilities

     Our principal executive offices are located at the Orlando International Airport in a leased facility consisting of approximately 34,000 square feet of office space. The facility houses our executive offices as well as our operations staff (including in-flight operations and station operations), general administrative staff, computer systems and personnel training facility. The lease agreement for this facility expires in 2007 and may be extended an additional ten years through the exercise of options in five-year increments.

     We own an aircraft hangar of approximately 70,000 square feet at the Orlando International Airport, subject to a ground lease with the Greater Orlando Aviation Authority. The ground lease agreement for this facility expires in 2011 and may be extended an additional ten years through the exercise of options in five-year increments. The hangar houses a portion of our maintenance staff, maintenance records and parts inventory.

  We also lease the following facilities:

  . approximately 20,000 square feet of office space in Atlanta for use as a reservations center under a lease which expires September 30, 2004

  . approximately 25,000 square feet of space in Atlanta for use as a training center under a lease which expires October 31, 2005

  . approximately 13,000 square feet of space in Savannah, Georgia for a reservations center under a lease which expires in February 2003

  . approximately 91,000 square feet of space in Atlanta for a warehouse and engine repair facility under a lease which expires in May 2002

     We have signatory status on the lease of facilities at Hartsfield Atlanta International Airport, which expires in 2010. The check-in-counters, gates and airport office facilities at each of the other airports we serve are leased from the appropriate airport authority or subleased from other airlines. These arrangements may include baggage handling, station operations, cleaning and other services. If these facilities at any additional cities to be served by us are not available at acceptable rates, or if such facilities become no longer available to us at acceptable rates, then we may choose not to service those markets.

Maintenance, Repairs and Training

     Since all of our DC-9 and B737 aircraft are more than 20 years old, they will generally require higher maintenance expense than newer aircraft. We believe that our aircraft are mechanically reliable and that in the long-term the estimated cost of maintenance to fly such aircraft will be within industry norms for these fleet types. Amendments to FAA regulations are under consideration, which would require certain heavy maintenance checks and other maintenance requirements for aircraft operating beyond certain operational limits. We would be required to comply with these proposals, if adopted, and with any other aging aircraft issues, regulations or Airworthiness Directives that may be promulgated in the future. There can be no assurance that our maintenance expenses (including costs to comply with aging aircraft requirements) will fall within industry norms.

     Aircraft maintenance and repair consists of routine daily or "turn-around" maintenance and major overhaul. Routine daily maintenance is performed at Atlanta by our employees and by contractors at the other cities served by us. Heavy maintenance and other work which require hangar facilities are currently performed at outside maintenance contractors. Other routine daily maintenance contractors are provided by other airlines, which operate DC-9 aircraft or other maintenance companies approved by the FAA, both of which have employees qualified in DC-9 aircraft maintenance. We expect that our maintenance expenses will decline with the addition of the B717 aircraft as a result of the reduced maintenance requirements associated with operating new equipment. However, the B717 aircraft will initially require greater capital expenditures for inventories of spare parts and other costs.

     Our maintenance technicians undergo extensive initial and ongoing training to ensure the safety of our aircraft. In March 2000, the FAA awarded AirTran the Diamond Award certificate, the FAA's highest maintenance award. This marks the fifth year in a row we have been bestowed with the FAA's Special Recognition Award for exceeding the required levels of safety training for our maintenance technicians.

Fuel

     The cost of aircraft fuel is a significant expenditure for us. Aircraft fuel expense accounted for approximately 26% of our 2000 operating expenses. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. The impact on our operations is disproportionately higher on average than on our competitors, primarily due to the fact that many of our competitors are currently using a larger percentage of more fuel-efficient aircraft, have favorable hedging positions and, accordingly, have fuel costs that represent a smaller portion of their total costs. Subject to market conditions, we may implement fare increases to offset increases in the price of fuel. There can be no assurance that any such fare increase will completely offset higher fuel costs or not adversely impact our competitive position.

     Our fuel prices are currently at historically high levels, having increased from approximately $0.53 per gallon in the fourth quarter of 1999, to approximately $1.23 per gallon in the fourth quarter of 2000, net of hedges. Despite this increase, we have been able to achieve improvements in our operating margins through the addition of new, fuel-efficient B717 aircraft which consume 24% less fuel than our existing fleet.

     Aircraft fuel costs are highly correlated to oil prices and thus fluctuate with changes in supply and demand for oil. Due to the effect of world and economic events on the price and availability of oil, the future availability and cost of aircraft fuel cannot be predicted with any degree of certainty. Based on our 2001 projected fuel consumption, we estimate that a 10% increase in the average price per gallon of aircraft fuel for the year ended December 31, 2000, would increase our fuel expenses by approximately $9.7 million, net of fuel hedge instruments, for the year ending December 31, 2001. In June 2001, we converted most of our derivative financial instruments based on crude oil to heating oil based instruments which we believe will result in greater hedge effectiveness. As of June 30, 2001, we hedged approximately 50% of our fuel needs for the remainder of 2001 at a price no higher than $30 per barrel of heating oil, and we hedged approximately 29% of our fuel needs from January 2002 to December 2002 at a price no higher than $29 per barrel of heating oil. We also hedged 10% of our fuel needs from January 2003 through September 2004 at a price of $22 per barrel of crude oil. The fair value of our fuel hedging agreements at June 30, 2001, representing the amount we would receive upon termination of the agreements, totaled $2.1 million. These contracts are recorded in other assets in the consolidated combined balance sheet. We continually monitor market conditions to determine the appropriateness of adding additional fuel hedges.

Distribution, Marketing and e-Commerce

     Our marketing efforts are vital to our success as we seek to position our product to stimulate new customer demand. We focus on two primary market segments: the price sensitive business and leisure travelers. These are the market segments in which the consumers seek value and in which we believe we offer the greatest opportunity for stimulating new demand.

     The primary objectives of our marketing activities are to develop an innovative brand identity that is visibly unique and easily contrasted with our competitors. We communicate directly with our existing customer base and attempt to reach potential customers through advertising as well as active public relations efforts. We communicate regularly and frequently with existing and potential customers through the use of advertisements in newspapers, radio, television, billboards, direct mail, e-mail, movie theatres and the internet. These communications feature our destinations, everyday affordable fares and special sales promotions.

     We distribute our product through various channels including direct to the consumer via the internet and through travel agents and global distribution systems (GDS). During the fourth quarter 2000, 24.3% of passenger bookings were made through our reservation centers, 37.6% were booked from the consumer and travel agents via the internet and 38.1% were booked through travel agents' GDS. Information on our customers' needs, travel patterns and demographics is collected, organized and stored by our automated reservation system and may be used at a future time for direct marketing efforts. Travel agents presently receive industry standard commissions for all travel agency bookings.

     Our website is a leader in the field of airline electronic commerce. Travel Agent magazine ranked our website an "A" for the user friendliness of our online booking engine. In 2001, our website is being enhanced with additional functionality. We will introduce a new hosting environment with larger, more stable servers designed to handle the rapid growth of internet bookings. In addition, we expect to add new features such as automated seat selection for select classes of service, corporate account log-ins and automated A-Plus Rewards.

     To attract more business fliers, we launched a business class product in late 1997. Our premium cabin is configured with 2 by 2 oversized seats with more leg and seat room than the typical coach cabin.

Targeted to the price-sensitive business flier, our business class is currently available for $25 over the full coach fare on a confirmed basis or $25 over certain of our other fares on a walk-up standby basis. In contrast to most other low-cost airlines, we offer advanced seat selection. Full fare passengers, our most profitable business customers who tend to book at the last minute, are allowed to reserve seats at the time of booking. All other customers may reserve seats one hour prior to departure.

     We also offer a self-administered frequent flier program known as "A-Plus Rewards". Our customers may earn either free roundtrip travel or business class upgrades on AirTran, or under certain circumstances free travel on other airlines.

     We perform marketing, promotional and media relations in-house. An outside firm assists us in handling advertising and public relations.

     We have a marketing agreement with The Hertz Corporation to operate a reservation call and internet booking solicitation agreement under which our customers are able to reserve a Hertz rental car at discounted rates when making a reservation for our flights. In addition, we have marketing programs with American Express to send direct mail to American Express cardholders who regularly fly over our route system. American Express customers who charge their airfare on their American Express card earn free tickets in our A-Plus Rewards program at an accelerated rate.

     Air travel in our markets tends to be seasonal, with the highest levels occurring during the winter months to Florida and the summer months to the northeastern United States. Advertising and promotional expenses may be greater in lower traffic periods, as well as when entering a new market, in an attempt to stimulate air travel.

Computer Reservations

     We are a participant in the major travel agency GDSs, including Amadeus, Galileo, SABRE, SystemOne, and WorldSpan. These systems provide flight schedules, pricing information and allow travel agents to electronically process a flight reservation without contacting our reservations facility.

     At the time of a booking, we provide our customers with a confirmation number, similar to the systems used by hotels and car rental agencies. At the airport this information is available for customer check-in, which helps to alleviate long lines and achieve a quicker turnaround of aircraft. After the flight has departed our internal information system calculates and records passenger revenue.

Employees

     As of June 2001, AirTran employed approximately 4,500 employees comprising approximately 4,000 full-time equivalents.

     Training, both initial and recurrent, is provided for most employees. The average training period for all new employees is approximately one to three weeks, depending on classification. Both pilot training and mechanic training are provided by in-house training instructors and at times, may be performed by professional training organizations.

     FAA regulations require pilots to be licensed commercial pilots, with specific ratings for aircraft to be flown, and to be medically certified as physically fit. FAA and medical certifications are subject to periodic renewal requirements including recurrent training and recent flying experience. Mechanics, quality-control inspectors and flight dispatchers must be certificated and qualified for specific aircraft. Flight attendants must have initial and periodic competency fitness training and qualification. Training programs are subject to approval and monitoring by the FAA. Management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must meet experience standards prescribed by FAA regulations. All of these employees are subject to pre-employment, random and post-accident drug testing.

     In July 2001, we reached a tentative agreement for a new four-year collective bargaining agreement with our pilots represented by the National Pilots Association, which was ratified by union members in August 2001. The new contract becomes amendable on April 1, 2005.

     Our stores clerks, ground service employees, technical training instructors, and maintenance technicians and inspectors are represented by the International Brotherhood of Teamsters under separate collective bargaining agreements. The stores clerks, ground service employees and technical training instructors' contracts become amendable June 1, 2003, August 19, 2003, and March 6, 2006, respectively. The maintenance technicians and inspectors' contract was recently renewed with an amendable date of October 1, 2005, and includes simplified work rules, industry competitive pay rates and improved retirement for retention.

     We have a collective bargaining agreement with our flight attendants represented by the Association of Flight Attendants. The contract becomes amendable on October 21, 2002.

     Our dispatchers are represented by the Transport Workers Union and we signed a contract with them in March 2000 which becomes amendable on October 1, 2004.

     In February 2000, our customer service, ramp and reservation agents rejected a unionization proposal by the International Association of Machinists and Aerospace Workers in a vote that received less than 30% support. We are unable to predict whether any of our other employees will elect to be represented by a labor union or other collective bargaining unit. The election by our employees for representation in such an organization could result in employee compensation and working condition demands that may affect operating performance and expenses.

Airport Operations

     Ground handling services typically can be placed in three categories - public contact, under-wing and complete ground handling. Public contact services involve meeting, greeting and serving our customers at the check-in counter, gate and baggage claim area. Under-wing ground handling services include, but are not limited to, marshaling the aircraft into and out of the gate, baggage and mail loading and unloading, as well as lavatory and water servicing, de-icing and certain other services. Complete ground handling consists of public contact and under-wing services combined.

     We conduct complete handling services in 24 airports, including Atlanta. At other airports, the operations not conducted by our employees are contracted to other air carriers, ground handling companies or fixed base operators. We have employees at each of these cities to oversee our operations.

Insurance

     We carry customary levels of passenger liability insurance, aircraft insurance for aircraft loss or damage and other business insurance. We are exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident. Any such accident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. We currently maintain liability insurance in amounts and of the type consistent with industry practice. Although we currently believe our insurance coverage is adequate, there can be no assurance that the amount of such coverage will not be changed or that we will not be forced to bear substantial losses from accidents. Substantial claims resulting from an accident in excess of related insurance coverage or not covered by our insurance could have a material adverse effect on us. Moreover, any aircraft accident, even if fully insured, could cause and has caused a public perception that some of our aircraft are less safe or reliable than other aircraft, which could have and has had a material adverse effect on our business.

Seasonality and Cyclicality

     Our operations are primarily dependent upon passenger travel demand and, as such, may be subject to seasonal variations. The airline industry is highly volatile. General economic conditions directly affect the level of passenger travel. Discretionary travel varies significantly depending on economic conditions. While business travel is not as discretionary, business travel generally decreases during unfavorable economic times, as businesses tend to tighten cost controls.

Government Regulations

     The airline industry is highly competitive, primarily due to the effects of the Airline Deregulation Act of 1978, which has substantially eliminated government authority to regulate domestic routes and fares. Deregulation has increased the ability of airlines to compete with respect to destination, flight frequencies and fares. Nevertheless, the airline industry remains highly regulated in other aspects, as more fully described below.

DOT Oversight

Although regulation of domestic routes and fares was abolished by the Airline Deregulation Act of 1978, the United States Department of Transportation (DOT) retains the authority to alter or amend any airline's certificate or to revoke such certificate for intentional failure to comply with the terms and conditions of the certificate. In addition, the DOT has jurisdiction over international tariffs and pricing, international routes, computer reservation systems, and economic and consumer protection matters such as advertising, denied boarding compensation, smoking and codeshare arrangements and has the authority to impose civil penalties for violation of the United States Transportation Code or DOT regulations.

Aircraft Maintenance and Operations

     We are subject to the jurisdiction of the FAA with respect to aircraft maintenance and operations, including equipment, dispatch, communications, training, flight personnel and other matters affecting air safety. The FAA has the authority to issue new or additional regulations. To ensure compliance with its regulations, the FAA conducts regular safety audits and requires all airlines to obtain operating, airworthiness and other certificates, which are subject to suspension or revocation for cause.

     The FAA has issued several Airworthiness Directives (ADs) mandating modifications to the older aircraft maintenance programs. These ADs were issued to ensure that the oldest portion of the nation's aircraft fleet remains airworthy and require structural modifications to or inspections of those aircraft. We believe that all of our aircraft are in compliance with the aging aircraft mandates.

     We cannot predict the cost of compliance with all present and future rules and regulations and the effect of such compliance on our business, particularly our expansion plans and aircraft acquisition program.

FAA Funding

     In 1997, a law was enacted imposing new aviation ticket taxes as part of larger tax legislation designed to balance the nation's budget, provide targeted tax relief and fund air traffic control, other FAA programs and airport development. As enacted, these new taxes will be imposed through September 30, 2007. Included in the new law is a phase-in of a modified federal air transportation excise tax structure with a system that includes: a domestic excise tax starting at 9% which decreased to 7.5% in 1999; a domestic segment tax starting at $1.00 and increasing to $3.00 by 2002; and an increase in taxes imposed on international travel. Both the domestic segment tax and the international tax are indexed for inflation. The legislation also includes a 7.5% excise tax on certain amounts paid to an air carrier for the right to provide mileage and similar awards (e.g., purchase of frequent flyer miles by a credit card company). As a result of competitive pressures, we and other airlines have been limited in the ability to pass on the cost of these taxes to passengers through fare increases.

Fuel Tax

     In August 1993, the federal government increased taxes on fuel, including aircraft fuel, by 4.3 cents per gallon. We paid approximately $14.0 million in fuel taxes in 2000.

Passenger Facility Charges

     During 1990, Congress enacted legislation to permit airport authorities, with prior approval from the DOT, to impose passenger facility charges (PFCs) as a means of funding local airport projects. These charges, which are intended to be collected by the airlines from their passengers, range from $3.00 to $4.50 per enplanement and to no more than $18.00 per round trip. To date, we have passed on the cost of the PFCs to our passengers.

Slot Restrictions

     At New York City's John F. Kennedy Airport and LaGuardia Airport, Chicago's O'Hare International Airport and Washington's Ronald Reagan National Airport, which have been designated "High Density Airports" by the FAA, there are restrictions on the number of aircraft that may land and take off during peak hours. In the future, these take off and landing time slot restrictions and other restrictions on the use of various airports and their facilities may result in curtailment of services by, and increased operating costs for, individual airlines, including us, particularly in light of the increase in the number of airlines operating at such airports. In general, the FAA rules relating to allocated slots at the High Density Airports contain provisions requiring the relinquishment of slots for nonuse and permit carriers, under certain circumstances, to sell, lease or trade their slots to other carriers. We currently utilize 22 slots at LaGuardia Airport.

Additional Security and Safety Measures

     In 1996 and 1997 the President's Commission on Aviation Safety and Security issued recommendations and the U.S. Congress and the FAA adopted increased safety and security measures designed to increase airline passenger safety and security and protect against terrorist acts. Such measures have resulted in additional operating costs to the airline industry. Examples of increased safety and security measures include the introduction of a domestic passenger manifest requirement, increased passenger profiling, enhanced pre-board screening of passengers and carry on baggage, positive bag match for profile selections, continuous physical bag search at checkpoints, additional airport security personnel, expanded criminal background checks for selected airport employees, significantly expanded use of bomb sniffing dogs, certification of screening companies, aggressive testing of existing security systems, expansion of aging aircraft inspections to include non structural components, development of a new systems approach for air carriers and the FAA to monitor and improve safety oversight and installation of new ground proximity warning systems on all commercial aircraft. We cannot forecast what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements.

Miscellaneous

     All air carriers are subject to certain provisions of the Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities, and are required to obtain an aeronautical radio license from the Federal Communications Commission (FCC). To the extent we are subject to FCC requirements, we have taken and will continue to take all necessary steps to comply with those requirements.

     Our operations may become subject to additional federal regulatory requirements in the future. Our labor relations are covered under Title II of the Railway Labor Act of 1926, as amended, and are subject to the jurisdiction of the National Mediation Board. During a period of past fuel scarcity, air carrier access to jet fuel was subject to allocation regulations promulgated by the Department of Energy. We are also subject to state and local laws and regulations at locations where we operate and the regulations of various local authorities that operate the airports we serve.

     All international service is subject to the regulatory requirements of the appropriate authorities of the other country involved. Grand Bahama Island is our only international destination. To the extent we seek to provide additional international air transportation in the future, we will be required to obtain necessary authority from the DOT.

Environmental Regulations

     The Airport Noise and Capacity Act of 1990 (ANCA) generally recognizes the rights of airport operators with noise problems to implement local noise abatement programs so long as they do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. The ANCA generally requires FAA approval of local noise restrictions on Stage 3 aircraft first effective after October 1990. While we have had sufficient scheduling flexibility to accommodate local noise restrictions imposed to date, our operations could be adversely affected if locally-imposed regulations become more restrictive or widespread.

     The Environmental Protection Agency (EPA) regulates operations, including air carrier operations, which affect the quality of air in the United States. We believe we have made all necessary modifications to our fleet to meet emission standards issued by the EPA.

History

     We commenced operations in 1993 as ValuJet Airlines, Inc. (ValuJet) with two DC-9 aircraft serving three cities from Atlanta with eight flights per day. In 1995, ValuJet became a wholly owned subsidiary of ValuJet, Inc. ValuJet's operations were interrupted by the suspension of service on June 17, 1996, resuming on September 30, 1996 with limited operations.

     ValuJet changed its name to "AirTran Airlines, Inc." (Airlines), and ValuJet, Inc. changed its name to "AirTran Holdings, Inc." in connection with our acquisition of Airways Corporation and its subsidiary, AirTran Airways, Inc. (Airways), in November 1997. As part of that transaction, Airways became a wholly owned subsidiary of AirTran Holdings. From November 1997 until April 1998, we operated under the FAA operating certificates of both Airlines and Airways. Since April 1998, all of our airline operations have been conducted under the Airways operating certificate. The Airlines operating certificate was extinguished in August 1998. In August 1999, Airlines merged with and into Airways.

                              THE EXCHANGE OFFER

Purpose and Effect

     Together with the sale by us of the old notes on April 12, 2001, we entered into a registration rights agreement, which requires that we file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of that registration statement, offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must use reasonable best efforts to begin the exchange offer within 30 days after the registration statement, of which this prospectus forms a part, becomes effective and to consummate the exchange offer by October 9, 2001.

     Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. As a result of the timely consummation of the exchange offer, we will not have to pay certain additional interest on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and those old notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer.

     In order to participate in the exchange offer, a holder must represent to us, among other things, that:

     . the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

     . the holder is not engaging in and does not intend to engage in a distribution of the exchange notes;

     . the holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

     . the holder is not an "affiliate," as defined under Rule 405 under the Securities Act, of ours.

     Under certain circumstances specified in the registration rights agreement, we may be required to file a "shelf" registration statement for a continuous offering in connection with the old notes pursuant to Rule 415 under the Securities Act. See "-- Procedures for Tendering."

     Based on an interpretation by the SEC's staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

     . is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

     . is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

     . acquired the exchange notes other than in the ordinary course of the holder's business; or

     . the holder has an arrangement with any person to engage in the distribution of exchange notes.

     Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution." Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff's interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Terms of the Exchange Offer

     Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on, __________, 2001, or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

     The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes. As of the date of this prospectus, old notes representing $154.0 million in aggregate principal amount were outstanding and there was one registered holder. This prospectus, together with the letter of transmittal, is being sent to the registered holder. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

     We will be deemed to have accepted validly tendered old notes when, as, and if we have given oral or written notice thereof to Wilmington Trust Company, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading "Conditions to the Exchange Offer" or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes as promptly as practicable after the expiration date unless the exchange offer is extended.

     Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See "Fees and Expenses."

Expiration Date; Extensions; Amendments

     The expiration date shall be 5:00 p.m., New York City time, on __________, 2001, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

     (A) to delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under "Conditions to Exchange Offer" shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent; or

     (B) to amend the terms of the exchange offer in any manner.

     In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering

     Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under "Book Entry Transfer," to tender in the exchange offer a holder must complete, sign, and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

     . certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date;

     . a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of the old notes, if that procedure is available, into the exchange agent's account at the Depository Trust Company (the "Book-Entry Transfer Facility") following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

     .  you must comply with the guaranteed delivery procedures described below.

     . To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under "Exchange Agent" prior to the expiration date.

     Your tender, if not withdrawn before the expiration date will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

     The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. You may request your brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for you.

     Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, the owner must, prior to completing and executing the letter of transmittal and delivering the owner's old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless old notes tendered pursuant thereto are tendered:

     (A) by a registered holder who has not completed the box entitled "Special Registration Instruction" or "Special Delivery Instructions" on the letter of transmittal; or

     (B) for the account of an Eligible Institution.

     If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an Eligible Institution.

     If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder's name appears on the old notes.

     If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

     All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

     In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date or, as set forth under "Conditions to the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

     By tendering, you will be representing to us that, among other things:

     . the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the registered holder;

     . you are not engaging in and do not intend to engage in a distribution of the exchange notes;

     . you do not have an arrangement or understanding with any person to participate in the distribution of such exchange notes; and

     . you are not an "affiliate," as defined under Rule 405 of the Securities Act, of ours.

     In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes or a timely Book-Entry Confirmation of such old notes into the exchange agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal or, with respect to the Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at the Book-Entry Transfer Facility according to the book-entry transfer procedures described below, those nonexchanged old notes will be credited to an account maintained with that Book-Entry Transfer Facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

     Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See "Plan of Distribution."

Book-Entry Transfer

     The exchange agent will make a request to establish an account with respect to the old notes at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of old notes being tendered by causing the Book-Entry Transfer Facility to transfer such old notes into the exchange agent's account at the Book-Entry Transfer Facility in accordance with that Book-Entry Transfer Facility's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under "Exchange Agent" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

     The Depository Trust Company's Automated Tender Offer Program ("ATOP") is the only method of processing exchange offers through the Depository Trust Company. To accept the exchange offer through ATOP, participants in the Depository Trust Company must send electronic instructions to the Depository Trust Company through the Depository Trust Company's communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through ATOP, the electronic instructions sent to the Depository Trust Company and transmitted by the Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

     If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder's old notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

     .  the tender is made through an Eligible Institution;

     . prior to the expiration date, the exchange agent receives from that Eligible Institution a properly completed and duly executed letter of transmittal or a facsimile of duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of old notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc. ("NYSE") trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, will be deposited by the Eligible Institution with the exchange agent; and

     . the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

     Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

     For a withdrawal of a tender of old notes to be effective, a written or, for the Depository Trust Company participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under "Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

     . specify the name of the person having deposited the old notes to be withdrawn (the "Depositor");

     . identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

     . be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and

     . specify the name in which any such old notes are to be registered, if different from that of the Depositor.

     All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder of those old notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under "Procedures for Tendering" at any time on or prior to the expiration date.

Conditions to the Exchange Offer

     Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939 (the "Trust Indenture Act"). In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

     All executed letters of transmittal should be directed to the exchange agent. Wilmington Trust Company has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

                    WILMINGTON TRUST COMPANY, EXCHANGE AGENT

    By Overnight Delivery or              By Hand in New York:
Registered or Certified Mail:           Wilmington Trust Company              By Hand in Delaware:
    Wilmington Trust Company            c/o Computershare Trust             Wilmington Trust Company
       Rodney Square North                Company of New York              1100 Rodney Square, North
    1100 Rodney Square North               Wall Street Plaza              Wilmington, Delaware  19800
      Wilmington, DE  19800            88 Pine Street, 19th Floor            Attn:  Corporate Trust
     Attn:  Corporate Trust               New York, NY  10005                     First Floor


                        Facsimile Transmission Number:
                       (For Eligible Institutions Only)
                                (302) 651-1079
                         Confirm Receipt of Facsimile
                                 by Telephone:
                                (302) 651-8869

     Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

     We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include accounting, legal, printing, and related fees and expenses.

Transfer Taxes

     Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

                         DESCRIPTION OF EXCHANGE NOTES

     The exchange notes will be issued pursuant to the Indenture between us and Wilmington Trust Company, as trustee (the "Trustee"). The terms of the exchange notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The exchange notes are subject to all such terms, and holders of the exchange notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The form and terms of the exchange notes are identical in all material respects to the form and terms of the old notes, except that (1) the exchange notes bear a Series B designation,
(2) the exchange notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and (3) holders of the exchange notes will not be entitled to certain rights under the Registration Rights Agreement, including the provision increasing the interest rate on the old notes in certain circumstances relating to the timing of the Exchange Offer, which rights terminate when the Exchange Offer is consummated. The following summary of certain provisions of the Indenture, the Registration Rights Agreement and the Collateral Documents does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture, the Registration Rights Agreement and the Collateral Documents, including the definitions contained therein of certain terms used below. Copies of the Indenture, Registration Rights Agreement and the Collateral Documents are included in the registration statement of which this prospectus is a part and are also available from us upon request. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions."

General

     The exchange notes represent our senior secured obligations, rank senior in right of payment to our subordinated indebtedness and will rank equal in right of payment with our other senior indebtedness, including indebtedness we may incur under a Senior Credit Facility and our other secured indebtedness. None of our outstanding indebtedness is senior to the exchange notes, but the exchange notes will effectively rank junior to any of our other secured indebtedness to the extent of the collateral securing such indebtedness. While unsecured indebtedness ranks pari passu with the exchange notes in right of payment, the holders of the exchange notes may, to the exclusion of unsecured creditors, seek recourse against the Collateral as security for the exchange notes unless and until the exchange notes are satisfied in full. See "--Collateral" and "--Certain Bankruptcy Limitations."

     The exchange notes are issued only in fully registered form, without coupons, in minimum denominations of $1,000 and integral multiples of $1,000. Holders will not be charged for any registration of transfer or exchange of the exchange notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any such transaction.

Principal, Maturity and Interest

     The Indenture does not limit the aggregate principal amount of the exchange notes that may be issued thereunder and provides that, subject to the covenant in the Indenture described under "--Certain Covenants--Limitation on Indebtedness," additional exchange notes may be issued thereunder from time to time, without the consent of the holders of previously issued exchange notes, in an aggregate principal amount to be determined from time to time by us; provided, that additional exchange notes may not be issued with original issue discount as determined under section 1271 et seq. of the Internal Revenue Code of 1986, as amended (the "Code"). The exchange notes will mature on April 12, 2008. The exchange notes will bear interest at the annual rate of 11.27% from the date of original issuance, or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually in arrears on April 15 and October 15 of each year (each an "Interest Payment Date"), commencing on October 15, 2001, to the person in whose name the exchange note is registered at the close of business on the preceding April 1 and October 1, as the case may be. Interest (except defaulted interest) will be payable to the holders of record as they appear on such record dates on our register kept by the registrar. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The exchange notes will not be subject to any sinking fund. Principal of, premium, if any, and interest on, the exchange notes will be payable, and the transfer of the exchange notes will be registrable, at our office or agency maintained for such purposes. In addition, payment of interest may, at our option, be made by check mailed to the address of the person entitled thereto as it appears in the register of the holders of exchange notes. The Trustee will initially act as paying agent and registrar for the exchange notes. We may change the paying agent and registrar in accordance with the Indenture.

Redemptions

     Mandatory Redemption. Except as set forth below and under "--Repurchase of Exchange Notes Upon a Change in Control," "--Excess Cash Flow Offer" and "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock," we are not required to make mandatory redemptions or sinking fund payments with respect to the exchange notes.

     On each April 15 and October 15, commencing October 15, 2001 (each a "Mandatory Redemption Date"), we shall redeem from the holders of exchange notes and the holders of exchange notes shall tender for redemption by us on each Mandatory Redemption Date ("Mandatory Redemption"), $3,254,000 aggregate principal amount of exchange notes for a purchase price in cash equal to 100% of the principal amount of the exchange notes, plus, accrued and unpaid interest thereon, to the Mandatory Redemption Date.

     For so long as Boeing Capital Loan Corporation and any Affiliate of Boeing Capital Loan Corporation hold exchange notes, the Series B Senior Convertible Notes issued by AirTran Holdings, Inc., or the Series A Senior Secured Notes issued by AirTran Holdings, Inc. (each a "Permitted Transferee," and, together with the Initial Purchaser, each a "Purchaser Party"), we, or AirTran Holdings, Inc., as the case may be, shall purchase the exchange notes, the Series B Senior Convertible Notes issued by AirTran Holdings, Inc. and the Series A Senior Secured Notes issued by AirTran Holdings, Inc. under the following circumstances:

     (a) we shall purchase $3.1 million aggregate principal amount of the exchange notes held by the Purchaser Parties at a price equal to 100% of the principal amount of such exchange notes plus accrued and unpaid interest and Special Interest, if any, thereon on each delivery date of an aircraft we acquire from Boeing (the "Transaction Aircraft") delivered after April 12, 2001 up to and including delivery of the 20th Transaction Aircraft.

     (b) On April 15, 2002, we shall purchase the exchange notes in an aggregate principal amount equal to the difference of (A) $34.1 million minus (B) the product of (x) $3.1 million multiplied by (y) the number of Transaction Aircraft delivered after April 12, 2001 and on or prior to April 15, 2002, at a price equal to 100% of their principal amount plus accrued and unpaid interest and Special Interest, if any, thereon; provided, however, if any Transaction Aircraft have not been delivered on or before such date due to the delivery delays caused by any Affiliate of Boeing and Rolls-Royce PLC, the aggregate amount of the exchange notes we are required to purchase pursuant to this paragraph (b) shall be reduced by $3.1 million for each such Transaction Aircraft the delivery of which has been so delayed until the date Boeing notifies us in writing that such Transaction Aircraft is available for delivery.

     (c) For so long as the Purchaser Parties hold a majority in the aggregate principal amount then outstanding of the exchange notes, we shall, upon written notice by Boeing, purchase all of the exchange notes, and AirTran Holdings, Inc. shall purchase all the Series B Senior Convertible Notes issued by AirTran Holdings, Inc. and the Series A Senior Secured Notes issued by AirTran Holdings, Inc., in each case, then outstanding and owned by the Purchaser Parties, at a price equal to 100% of their principal amount plus accrued and unpaid interest thereon upon any "event of default" under the terms of the exchange notes, the Series B Senior Convertible Notes issued by AirTran Holdings, Inc. and the Series A Senior Secured Notes issued by AirTran Holdings, Inc. or other obligations owing from us, AirTran Holdings, Inc. or any of our or its Affiliates to any Affiliate of Boeing and Rolls-Royce PLC, where such "event of default" is with respect to an outstanding payment obligation of greater than $10 million.

     Optional Redemption. Except as described below under "--Redemptions-- Redemption upon Equity Offering" and "--Certain Covenants--Merger and Consolidation," the exchange notes may not be redeemed at our option prior to April 12, 2005. On or after April 15, 2005, the exchange notes may be redeemed at any time in whole or in part (in any integral multiple of $1,000) by us at our sole option at redemption prices (expressed as a percentage of principal amount) as set forth below during the twelve month periods beginning April 12th of the years shown below, plus in each case an amount equal to accrued and unpaid interest with respect to the exchange notes to and including the redemption date.

                                                                         Percentage
                                                                       --------------
     On or after April 12, 2005                                           104.00%
     On or after April 12, 2006 through April 11, 2007                    102.00%
     April 12, 2007 and thereafter                                        100.00%

     Notice of redemption shall be sent to each holder of exchange notes being redeemed at the address shown on our books at least 30 but not more than 60 days prior to the redemption date. If less than all of the exchange notes are to be redeemed, the exchange notes to be redeemed shall be selected pro rata or by any other equitable manner determined by the Trustee in its sole discretion. On or after the redemption date, interest will cease to accrue on the exchange notes or portions thereof called for redemption.

     Redemption upon Equity Offering. The exchange notes will be redeemable at our option prior to April 12, 2004 only in the event that on or before April 12, 2004 we receive Net Cash Proceeds of one or more Equity Offerings in which case we may, at our option, use all or a portion of any such Net Cash Proceeds to redeem up to $58.24 million aggregate principal amount of the exchange notes, within 90 days of such Equity Offering, on not less than 30 days, but not more than 60 days, notice to each holder of the exchange notes to be redeemed, at a redemption price (expressed as a percentage of principal amount) of 111.27% plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least $108.16 million aggregate principal amount of the exchange notes must remain outstanding after each such redemption.

Repurchase of Exchange Notes Upon a Change in Control

     Within 30 days of the occurrence of a Change in Control, we will make an offer to purchase all of the outstanding exchange notes, at a purchase price equal to 101% of the principal amount thereof on the relevant repurchase date, plus accrued and unpaid interest to the repurchase date.

     There can be no assurance that we will have sufficient funds available at the time of any Change in Control to make any debt payment (including repurchases of exchange notes) required by the foregoing covenant (as well as may be contained in other securities or agreements which might be outstanding at the time).

     Future indebtedness incurred by us may contain prohibitions on the occurrence of certain events that would constitute a Change in Control or require such indebtedness to be purchased upon a Change in Control. Moreover, the exercise by the holders of their right to require us to offer to repurchase the exchange notes could cause a default under such indebtedness, even if the Change in Control itself does not, due to the financial effect of such purchase on us. Finally, our ability to pay cash to the holders of exchange notes following the occurrence of a Change in Control may be limited by our then existing financial resources. The provisions under the Indenture governing our obligation to offer to purchase the exchange notes as a result of a Change in Control may be waived or modified with the written consent of the holders of a majority in principal amount of the exchange notes.

     One of the events which constitutes a Change in Control under the Indenture is the disposition of "all or substantially all" of our assets. This term has not been interpreted in any reported decision under New York law (the law that will govern the Indenture) to represent a specific quantitative test. As a consequence, in the event the holders of the exchange notes elect to require us to offer to repurchase the exchange notes and we elect to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase.

     We could, in the future, enter into certain significant transactions that would not constitute a Change in Control for purposes of the repurchase feature of the exchange notes. The repurchase feature of the exchange notes may in certain circumstances make more difficult or discourage a takeover of the company and, thus, the removal of incumbent management. The repurchase feature, however, is not the result of, to management's knowledge, any specific effort to obtain control of the company by means of a merger, tender offer, solicitation or otherwise, nor is it part of a plan by management to adopt a series of anti-takeover provisions.

     The right to require us to offer to repurchase the exchange notes terminates upon a discharge of our obligations under the exchange notes and the Indenture in accordance therewith. See "--Defeasance." Repurchase of the exchange notes may, under certain circumstances, constitute a default or event of default under senior indebtedness then outstanding and, in such instances, purchase of the exchange notes would be prohibited unless and until such default has been cured or waived. The failure to purchase the exchange notes in such instance would constitute an Event of Default. See "--Events of Default."

Excess Cash Flow Offer

     Within 120 days after the end of each fiscal year, we will make an offer to purchase to all Holders (the "Excess Cash Flow Offer") to purchase the maximum principal amount of exchange notes that is an integral multiple of $1,000 that may be purchased with 40% of Excess Cash Flow for such fiscal year (the "Excess Cash Flow Offer Amount"), at a purchase price in cash equal to 101% of the principal amount of the exchange notes to be purchased, plus accrued and unpaid interest to the date fixed for the closing of the Excess Cash Flow Offer; provided, however, no such offer need be made by us unless the Excess Cash Flow Offer Amount exceeds $2.0 million. The Indenture provides that each Excess Cash Flow Offer will remain open for a period of 20 Business Days and no longer, unless a longer period is required by law (the "Excess Cash Flow Offer Period"). Promptly after the termination of the Excess Cash Flow Offer Period, we will purchase and mail or deliver payment for the Excess Cash Flow Offer Amount for the exchange notes or portions thereof tendered, pro rata or by such other method as may be required by law, or, if less than the Excess Cash Flow Offer Amount has been tendered, all exchange notes tendered pursuant to the Excess Cash Flow Offer. The principal amount of the exchange notes to be purchased pursuant to an Excess Cash Flow Offer may be reduced by the principal amount of the exchange notes acquired by us through purchase or redemption (other than pursuant to a Change of Control Offer or Amortization Offer) surrendered to the Trustee for cancellation. If the aggregate amount of the exchange notes tendered pursuant to any Excess Cash Flow Offer is less than the Excess Cash Flow Offer Amount, we may, subject to the other provisions of the Indenture and the Collateral Documents, use any remaining Excess Cash Flow for general corporate purposes.

     There can be no assurance that we will have sufficient funds at the time of any Excess Cash Flow Offer to make required repurchases.

Certain Covenants

     Limitation on Indebtedness. (a) Neither we nor the Restricted Subsidiaries shall Incur, directly or indirectly, any Indebtedness; provided, however, that we may Incur Indebtedness so long as, on the date of such Incurrence and after giving effect thereto, the Consolidated Coverage Ratio exceeds 2.5 to 1.

     (b) Notwithstanding the foregoing paragraph (a), we and the Restricted Subsidiaries may Incur any or all of the following Indebtedness:

          (1) Indebtedness under Senior Credit Facilities in an aggregate principal amount at any one time outstanding not in excess of the Senior Credit Facility Limit;

          (2)  Aircraft Acquisition Debt;

          (3) Indebtedness of ours owed to and held by a Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by us or a Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to us or another Restricted Subsidiary) shall be deemed in each case, to constitute the Incurrence of such Indebtedness by us;

          (4) Indebtedness evidenced by the exchange notes;

          (5) Indebtedness Incurred to finance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) of plant, property and/or equipment used or to be used in the airline business or any other business that is substantially related, ancillary or complementary thereto (including any Capital Lease Obligation and the cost of the Capital Stock of a Person that becomes a Restricted Subsidiary) to be acquired by us or a Restricted Subsidiary after the Issue Date; provided that such Indebtedness is incurred within 270 days after such plant, property and/or equipment has been placed into service; provided further that the principal amount of such Indebtedness does not exceed 100% of the cost of such plant, property or equipment financed thereby; provided further that the limitation described in the immediately preceding proviso shall not apply to Indebtedness Incurred to finance the cost of, or appraised value of, (i) any airport facilities, take-off and landing rights, reservations centers or maintenance facilities or (ii) information technology systems, including all related hardware and software;

          (6) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2), (3), (4) or (5) of this paragraph (b));

          (7) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (2), (3), (4), (5) or
     (6) of this paragraph (b);

          (8) Indebtedness (A) in respect of performance, surety, appeal or similar bonds provided in the ordinary course of business, and (B) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of us or any of the Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, or assets of ours or any of the Restricted Subsidiaries, including all or any interest in any Restricted Subsidiary, and not exceeding the gross proceeds therefrom, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary or any of the Restricted Subsidiaries for the purpose of financing such acquisition;

          (9) Hedging Obligations consisting of Interest Rate Agreements, Fuel Protection Agreements or Currency Agreements; and

          (10) Indebtedness Incurred in satisfaction of payment obligations arising out of collective bargaining agreements with labor unions representing our employees (and any corresponding obligations in favor of non-contract employees).

     (c) Notwithstanding the foregoing, neither we nor any Restricted Subsidiary shall Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless the Indebtedness so Incurred shall be subordinated to the exchange notes to at least the same extent as such Subordinated Obligations.

     (d) For purposes of determining compliance with the foregoing covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, we, in our sole discretion, will classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the above clauses.

     Limitation on Restricted Payments. (a) We shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time we or such Restricted Subsidiary makes such Restricted Payment:
(1) a Default shall have occurred and be continuing (or would result therefrom);
(2) we are not able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Certain Covenants--Limitation on Indebtedness"; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date (the amount of any such Restricted Payment, if other than cash, as determined in good faith by us, which determination shall be conclusive and evidenced by a resolution of our Board of Directors or a certificate of our chief executive officer, president, or a vice president in the disciplines of finance, accounting, or law delivered to the Trustee prior to the making of such Restricted Payment) would exceed the sum of:

          (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the exchange notes are originally issued to the end of the most recent fiscal quarter for which financial statements are publicly available prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

          (B) the aggregate net proceeds (including 50% of the fair market value of property other than cash (as determined by us in good faith, which determination shall be conclusive and evidenced by a resolution of our Board of Directors or a certificate of our chief executive officer, president or a vice president in the disciplines of finance, accounting or law delivered to the Trustee prior to the making of such Restricted Payment)) received by us or any Restricted Subsidiary from the issuance or sale, subsequent to the Issue Date, of its Capital Stock (other than Disqualified Stock) and Indebtedness of ours or any Restricted Subsidiary that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Restricted Subsidiary and other than an issuance or sale to an employee stock ownership plan or to a trust established by us or any of our Subsidiaries for the benefit of their employees);

          (C) an amount equal to the sum of (i) the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to us or any Restricted Subsidiary from Unrestricted Subsidiaries, and (ii) the portion (proportionate to our equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by us or any Restricted Subsidiary in all Unrestricted Subsidiaries; and

          (D)  $10 million.

     (b) So long as no Default shall have occurred and be continuing (or would result therefrom), the provisions of the foregoing paragraph (a) shall not prohibit:

          (i) any Restricted Payment made by exchange for, or out of the net proceeds (including 50% of the fair market value of property other than cash (as determined in good faith by us, which determination shall be conclusive and evidenced by a resolution of our Board of Directors or a certificate of our chief executive officer, president or a vice president in the disciplines of finance, accounting or law delivered to the Trustee prior to the making of such Restricted Payment)) of the substantially concurrent sale of, our Capital Stock (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of us or an employee stock ownership plan or to a trust established by us or any of our Subsidiaries for the benefit of their employees); provided, however, that
     (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) to the extent used to make such Restricted Payment, the net proceeds from such sale shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

          (ii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock (other than Disqualified Stock); provided, however, that the liquidation value of any Preferred Stock so exchanged or sold shall be included in the calculation of the amount of Restricted Payments but only to the extent of the Net Cash Proceeds of such Preferred Stock after the Issue Date;

          (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

          (iv) the declaration or payment of dividends on or payment of liquidated damages with respect to (A) any Preferred Stock outstanding on the Issue Date or (B) any Preferred Stock (other than Disqualified Stock) issued after the Issue Date that ranks on parity with or junior to Preferred Stock outstanding on the Issue Date; provided, however, that any dividend referred to in the foregoing clause (A) or, subject to the following proviso, clause (B), shall be included in the calculation of the amount of Restricted Payments and provided further, that we may elect to exclude from the calculation of amounts under clause 3(B) of paragraph (a) above any Net Cash Proceeds received by us from the issue or sale of Preferred Stock pursuant to the foregoing clause (B) (which election must be made by written notice to the Trustee within 10 Business Days of the receipt of such Net Cash Proceeds) and, if such election is made, any dividend, distribution, purchase, redemption, acquisition or retirement on or of the Preferred Stock for which such election is made shall not be a Restricted Payment;

          (v) (A) the payment of cash in lieu of issuing fractional shares of our Capital Stock in connection with the exercise of options or warrants, the conversion of convertible securities or the redemption of interests in employee stock ownership or benefits plans, (B) the purchase or

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     redemption of Capital Stock by us from employee stock ownership or benefit plans subject to ERISA to the extent required by ERISA, (C) repurchases of Capital Stock which occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price of such options,
     (D) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of us or any Restricted Subsidiary, options on any such shares or related stock appreciation rights or similar securities held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates), upon death, disability, retirement, termination of employment or pursuant to any agreement under which such shares of stock or related rights were issued; provided that the aggregate cash consideration paid pursuant to this clause
     (D) for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock or related rights after the Issue Date does not exceed an aggregate amount of $7.5 million; provided further that the amount of any payment, purchase, redemption, repurchase, acquisition, cancellation or other retirement paid pursuant to this clause
     (D) shall be included in the amount of Restricted Payments;

          (vi) any purchase or redemption of our Capital Stock resulting from the consolidation or merger with or into any Person or conveyance, transfer or lease of all or substantially all of our or any Restricted Subsidiary's property to one or more Persons substantially as an entirety not prohibited by the terms of the "Merger and Consolidation" covenant (other than any consolidation, merger or other transactions involving only us and a Subsidiary or involving only our Subsidiaries); provided that the amount of such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments;

          (vii) payments of fees, expenses and indemnities to (x) the directors of AirTran Holdings, Inc., us and our Restricted Subsidiaries and (y) AirTran Holdings, Inc. in an amount not in excess of the fees and expenses payable to Boeing in connection with the Series A Senior Secured Notes and the Series B Senior Convertible Notes issued by AirTran Holdings, Inc.;

          (viii) payments to AirTran Holdings, Inc. in respect of accounting, legal, or other professional or administrative expenses or reimbursements or franchise or similar taxes and governmental charges incurred by it relating to the business, operations or finances of AirTran Holdings, Inc., us and our Restricted Subsidiaries and in respect of fees and related expenses associated with any registration statements relating to the exchange notes filed with the SEC and subsequent ongoing public reporting requirements; and

          (ix) so long as AirTran Holdings, Inc. files consolidated income tax returns that include us, payments to AirTran Holdings, Inc. to the extent necessary to pay income and franchise taxes.

     (c) Additionally, at any time not more than 10 Business Days after an Interest Payment Date, so long as no Default or Event of Default shall have occurred and be continuing, and so long as we shall first have made to the Holders all payments of principal, premium (if any) and interest owing on the exchange notes required to be made under the Indenture or any of the Collateral Documents on or prior to such Interest Payment Date (including pursuant to the "Mandatory Redemption" covenant) we shall pay cash dividends equal to the sum of the interest payments then due on such related interest payment date under the Series A Senior Secured Notes and the Series B Senior Convertible Notes issued by AirTran Holdings, Inc. to be used by AirTran Holdings, Inc. concurrently with such payment (i) to make a scheduled interest payment on the Series A Senior Secured Notes issued by AirTran Holdings, Inc. or (ii) to make a scheduled interest payment on the Series B Senior Convertible Notes issued by AirTran Holdings, Inc. The full amount of any Restricted Payments made pursuant to this paragraph, however, will be deducted in the calculation of the aggregate amount of Restricted Payments available to be made pursuant to clause (i) of this covenant.

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     (d) To the extent otherwise permitted under this covenant, within 45 days after the end of each of our fiscal quarters, commencing with the fiscal quarter ending June 30, 2001, and for so long as there are Series A Senior Secured Notes issued by AirTran Holdings, Inc. outstanding, we shall pay cash dividends, or advance to AirTran Holdings, Inc. in an amount equal to fifty percent 50% of our Consolidated Net Income for the immediately preceding fiscal quarter.

     Limitation on Distributions from Restricted Subsidiaries. We shall not, and shall not permit any Restricted Subsidiary, to create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to us or a Restricted Subsidiary or pay any Indebtedness owed to us, (b) make any loans or advances to us or (c) transfer any of its property or assets to us except:

          (i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

          (ii) any encumbrance or restriction with respect to a Restricted Subsidiary or its property or assets pursuant to an agreement relating to any Indebtedness or Preferred Stock Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by us (other than Indebtedness or Preferred Stock Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by us) and outstanding on such date;

          (iii) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness or Preferred Stock Incurred pursuant to an agreement referred to in clause (i) or (ii) of this covenant or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this covenant or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are in the aggregate no less favorable to the Holders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

          (iv) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition which is not prohibited by the "Limitation on Sales of Assets and Subsidiary Stock" covenant of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

          (v) any encumbrances and restrictions existing under or by reason of applicable law or regulation;

          (vi) any encumbrances and restrictions (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of ours or any Restricted Subsidiary not otherwise prohibited by the Indenture or the other Collateral Documents or (C) arising or agreed to in the ordinary course of business not relating to any Indebtedness, and that do not (as determined by us and certified in a resolution of our Board of Directors or a certificate of our chief executive officer, president or a vice president in the disciplines of finance, accounting or law delivered to the Trustee prior to or promptly following such encumbrance or restriction becoming effective), individually or in the aggregate, (1) detract from the value of property or assets of ours or any

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     Restricted Subsidiary in any manner material to us or any Restricted
     Subsidiary or (2) materially adversely affect our ability to make principal (and premium, if any) or interest payments on the exchange notes; and

          (vii) any encumbrance or restriction contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if (A) the encumbrance or restriction applies only in the event of a payment default or default with respect to a financial covenant contained in such Indebtedness or agreement, (B) the encumbrance or restriction is not materially more disadvantageous to the Holders of the exchange notes than is customary in comparable financings (as determined by us and certified in a resolution of our Board of Directors or a certificate of our chief executive officer, president or a vice president in the disciplines of finance, accounting or law delivered to the Trustee prior to or promptly following such encumbrance or restriction becoming effective) and (C) such encumbrance or restriction will not materially adversely affect our ability to make principal (and premium, if any) or interest payments on the exchange notes (as determined by us and certified in a resolution of our Board of Directors or a certificate of our chief executive officer, president or a vice president in the disciplines of finance, accounting or law delivered to the Trustee prior to or promptly following such encumbrance or restriction becoming effective).

     Nothing contained in this covenant shall prevent us or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Title to Collateral; Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of ours or any of our Restricted Subsidiaries that secure Indebtedness of ours or any of our Restricted Subsidiaries.

     Limitation on Sales of Assets and Subsidiary Stock. We shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless (x) we or such Restricted Subsidiary receive consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by our Board of Directors or by our chief executive officer, president or a vice president in the disciplines of finance, accounting or law of the shares and/or assets subject to such Asset Disposition, (y) if the subject of the Asset Disposition consists of Aircraft, Airframes, Engines or Parts and if any non-cash consideration is subject to a Lien at the time of acquisition thereof, the fair market value of such non-cash consideration, plus the amount of any consideration in the form of cash or Cash Equivalents, less the amount of all obligations secured by such Lien, is greater than the fair market value of such Aircraft, Airframe, Engine and/or Part subject to the Asset Disposition and (z) (A) at least 80% of the consideration thereof received by us or such Restricted Subsidiary is in the form of cash or Cash Equivalents, or (B) if the subject of the Asset Disposition consists of Aircraft, Airframes, Engines or Parts, and if at least 80% of the consideration thereof received by us or such Restricted Subsidiary is not in the form of cash or Cash Equivalents, we have or such Restricted Subsidiary has subjected to the Lien of the Aircraft Mortgage any aircraft, aircraft engines or other flight equipment acquired in exchange ("Exchanged Flight Equipment") for the Aircraft, Airframe, Engine or Parts subject to such Asset Disposition unless any lien or encumbrance existing on the Exchanged Flight Equipment at the time of acquisition thereof and to which we take or such Restricted Subsidiary takes subject to prohibits us or such Restricted Subsidiary from subjecting the Exchanged Flight Equipment to the Lien of the Aircraft Mortgage. In the event we subject to the Lien of the Aircraft Mortgage any Exchanged Flight Equipment, the Lien of the Aircraft Mortgage shall constitute a first priority security interest in such Exchanged Flight Equipment unless we acquire the Exchanged Flight Equipment subject to a prior lien, in which event, the Lien of the Aircraft Mortgage shall be junior only to such prior lien. If we or any Restricted Subsidiary engage in an Asset Disposition, we may use the Net Available Cash from such Asset Disposition, within one year after the later of such Asset Disposition and the receipt of such Net Available Cash (such later date, the "Trigger Date"), to (i) permanently repay or prepay any then outstanding Senior Indebtedness of

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ours or any Restricted Subsidiary or (ii) invest in or acquire (or enter into a legally binding commitment to invest in or acquire) Additional Assets; provided that the transaction subject to any such commitment be consummated within 180 days after the date of such commitment. If any such legally binding commitment to invest in or acquire such Additional Assets is terminated, then we may, within 90 days of such termination or the Trigger Date, whichever is later, use such Net Available Cash as provided in clause (i) or (ii) (without giving effect to the parenthetical contained in such clause (ii)) above. The amount of such Net Cash Proceeds not so used as set forth above in this paragraph constitutes "Excess Proceeds."

     When the aggregate amount of Excess Proceeds exceeds the Asset Disposition Basket, we shall, within 30 days thereof, apply all such aggregate Excess Proceeds (1) first, to make an Offer to Purchase outstanding exchange notes at 100% of their principal amount plus accrued and unpaid interest to the date of purchase and, to the extent required by the terms thereof, any other our Indebtedness that is pari passu with the exchange notes at a price no greater than 100% of the principal amount thereof plus accrued interest to the date of purchase and (2) second, to the extent of any remaining Excess Proceeds following the completion of the Offer to Purchase, to any other use as determined by us which is not otherwise prohibited by the Indenture. Upon the completion of an Offer to Purchase pursuant to this paragraph, the amount of Excess Proceeds shall be reset to zero.

     Limitation on Affiliate Transactions. (a) We shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or employee compensation arrangements) with any Affiliate of ours (an "Affiliate Transaction") unless the terms thereof (1) are no less favorable to us or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate and (2) if such Affiliate Transaction involves an amount in excess of $5 million
(i) are set forth in writing and (ii) have been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction. If such Affiliate Transaction involves an amount in excess of $10 million, a fairness opinion must be obtained from an nationally recognized investment banking firm, appraisal firm or auditing firm with respect to the financial terms of such Affiliate Transaction.

     (b) The provisions of the foregoing paragraph (a) shall not prohibit or apply to (i) any Restricted Payment permitted to be paid pursuant to the covenant described under "--Certain Covenants--Limitation on Restricted Payments," (ii) loans or advances to employees in the ordinary course of business and in an amount that does not exceed $1.0 million in the aggregate outstanding at any one time, (iii) the payment of reasonable fees to our directors and our Restricted Subsidiaries who are not employees of ours or our Restricted Subsidiaries, (iv) any Affiliate Transaction between us and a Restricted Subsidiary or between Restricted Subsidiaries, (v) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors, and (vi) the grant of stock options or similar rights to our employees and directors pursuant to plans approved by our Board of Directors.

     Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries. We shall not sell or otherwise dispose of any Capital Stock of a Restricted Subsidiary, and shall not permit any such Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any of its Capital Stock except (i) to us or a Wholly Owned Subsidiary, (ii) the issuance and sale of directors' qualifying shares, (iii) if, immediately after giving effect to any such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto would have been permitted to be made under the covenant described under "--Certain Covenants--Limitation on Restricted Payments" if made on the date of such issuance, sale or other disposition, (iv) if such sale or other disposition is of all or any portion of the

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Capital Stock of a Restricted Subsidiary and the Net Available Cash received from such sale or other disposition are applied in accordance with the covenant described under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock" or (v) to the extent the ownership by a Person other than us or a Wholly Owned Subsidiary is required by applicable law, (vi) any Restricted Subsidiary may issue or permit to exist Preferred Stock issued to and held by us or a Wholly Owned Subsidiary; provided, however, that upon either (A) the transfer or other disposition by us or such Wholly Owned Subsidiary of any Preferred Stock so permitted to a Person other than us or another Wholly Owned Subsidiary or (B) such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary, the provisions of this clause (vi) will no longer be applicable to such Preferred Stock and such Preferred Stock will be deemed to have been issued at the time of such transfer or other disposition or such cessation and (vii) Preferred Stock issued by a Person prior to the time such Person becomes a Restricted Subsidiary (including by way of a merger or consolidation with another Restricted Subsidiary), which Preferred Stock was not issued in anticipation of and was outstanding prior to such transaction; provided, however, that on the date of such acquisition and after giving effect thereto, we would have been able to Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the covenant described under "--Certain Covenants-- Limitation on Indebtedness."

     Limitation on Guarantees by Restricted Subsidiaries. We shall not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a Subsidiary Guaranty of payment of the exchange notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against us or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guaranty; provided that this paragraph shall not be applicable to (1) any Guarantee by any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or (2) Guarantees of any Indebtedness which is permitted by the covenant described under "--Certain Covenants--Limitation on Indebtedness." If the Guaranteed Indebtedness is (A) pari passu with the exchange notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guaranty or (B) subordinated to the exchange notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guaranty at least to the extent that the Guaranteed Indebtedness is subordinated to the exchange notes.

     Notwithstanding the foregoing, any Subsidiary Guaranty by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of ours, of all of our and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guaranty, except a discharge or release by, or as a result of, payment under such Guarantee.

     Limitation on Liens. We shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on (i) any of its properties other than the Collateral (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing that the exchange notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured or (ii) any Collateral other than Permitted Collateral Liens.

     Limitation on Sale/Leaseback Transactions. We shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless (i) we or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the

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Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "--Certain Covenants--Limitation on Indebtedness" and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the exchange notes pursuant to the covenant described under "--Certain Covenants--Limitation on Liens," or (ii) the Sale/Leaseback Transaction is treated as an Asset Disposition and we apply the proceeds of such transaction in compliance with the covenant described under "-- Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock"; provided, however, we and the Restricted Subsidiaries may, notwithstanding the above, sell and leaseback existing DC-9 or B737 aircraft or other non-aircraft flight equipment owned by us or any Restricted Subsidiary as of the Issue Date in any period of 12 consecutive months not exceeding $10 million in aggregate book value so long as we and the Restricted Subsidiaries have sufficient remaining aircraft and other flight equipment to operate our businesses in the ordinary course substantially consistent with past practices thereafter.

     Merger and Consolidation. We will not be permitted to consolidate with or merge with or into, or sell, convey, transfer, lease, or otherwise dispose of, in one transaction or a series of transactions, all or substantially all of our assets to, any Person, unless: (i) the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States, any state thereof or the District of Columbia and the Successor Company (if not us) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of our obligations under the exchange notes, the Indenture and the Transaction Documents; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary of ours as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Certain Covenants-- Limitation on Indebtedness;" (iv) if, immediately after giving effect to such transaction, the Successor Company would have Consolidated Net Worth in an amount that is less than our Consolidated Net Worth immediately prior to such transaction, we shall have been advised by Moody's Investors Service, Inc. ("Moody's") or Standard & Poors Corporation ("S&P") that the rating of the exchange notes will not be withdrawn or downgraded immediately following and as a result of such transaction; and (v) we shall have delivered to the Trustee a certificate of our chief financial officer, president or a vice president in the disciplines of finance, accounting or law and an opinion of counsel, each stating that (A) such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture, (B) the Indenture and the exchange notes will constitute valid and legally binding obligations of the Successor Company and (C) the Indenture and the Transaction Documents are enforceable against the Successor Company in accordance with their terms.

     In the event of any transaction contemplated by this covenant in which we are not the surviving Person, the Successor Company shall be our successor and shall succeed to, and be substituted for, and be bound by and obligated to pay the obligations of, and may exercise every right and power of, us under the Indenture and the Collateral Documents, but the predecessor company in the case of a conveyance, transfer or lease shall not be released from the obligation to pay the principal of and interest on, the exchange notes.

     Maintenance of Properties and Insurance. We will, and will cause our Subsidiaries to, maintain or cause to be maintained in good repair, working order and condition all Collateral and properties used or useful in our businesses; provided, however, that, subject to the requirements of the Collateral Documents, neither we nor any such Subsidiary shall be prevented from discontinuing those operations or suspending the maintenance of that Collateral or those properties which, in our reasonable judgment, are no longer necessary or useful in the conduct of our business or that of our Subsidiaries.

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     For so long as any Collateral or property is deemed to be useful to the conduct of our business or the business of our Subsidiaries, we will, or will cause such Subsidiaries to, maintain appropriate insurance, generally in accordance with industry practices, on such Collateral and properties and as required under the provisions of the Collateral Documents.

     SEC Reports. We shall file with the Trustee and provide, or cause the Trustee to provide, holders of the exchange notes, within 15 days after AirTran Holdings, Inc. files with, or furnishes to, the SEC, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which AirTran Holdings, Inc. is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or is required to furnish to the SEC pursuant to the Indenture. Notwithstanding that AirTran Holdings, Inc. may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires us to file with, or furnish to, the SEC (i) within 90 days after the end of each fiscal year (or such shorter period as the SEC may in the future prescribe), annual reports on Form 10-K (or any successor form) containing the information required to be contained therein (or required in such successor form), including annual financial statements audited by an nationally recognized independent public accounting firm with respect to such year and prepared in accordance with GAAP and all applicable exhibits, (ii) within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such shorter period as the SEC may in the future prescribe), reports on Form 10-Q (or any successor form) containing substantially the same information required to be contained therein prepared in accordance with GAAP and (iii) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K (or any successor form) containing substantially the same information required to be contained therein.

     Default Notices and Compliance Certificates. We shall deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate of our chief executive officer, president or a vice president in the disciplines of finance, accounting or law stating that a review of our activities and the activities of our Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officer with a view to determine whether each has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such officer signing such certificate, that we and our Subsidiaries have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions hereof or thereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action we or our Subsidiaries are taking or propose to take with respect thereto).

     The year-end financial statements delivered pursuant to the covenant described under "--SEC Reports" shall be accompanied by a written statement of our independent public accountants (which shall be a firm of established national reputation reasonably satisfactory to the Trustee) which states that in making the examination necessary for certification of such financial statements nothing has come to their attention which would lead them to believe that we or any of our Subsidiaries have violated any provisions of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

     So long as any of the exchange notes are outstanding, we shall deliver to the Trustee forthwith upon any officer becoming aware of (i) any Default or Event of Default or (ii) any event of default under any mortgage, indenture or other Transaction Documents, a certificate of our chief executive officer, president or vice president in the disciplines of finance, accounting or law specifying such Default, Event of Default or other event of default and what action we are taking or propose to take with respect thereto.

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     Concurrently with the reports delivered pursuant to the preceding paragraphs, we are required to furnish the Trustee an officer's certificate to the effect that such officer has conducted or supervised a review of our activities and of performance under the Indenture and that, to the knowledge of such officer, based on such review, we have fulfilled all of our obligations under the Indenture or, if there has been a default, specifying each default known to him, its nature and status.

Events of Default

     The following shall constitute "Events of Default" with respect to the exchange notes: (i) we fail to pay the principal of, premium, if any on any exchange note when such amounts become due and payable, whether on any Interest Payment Date, at maturity, or upon redemption, by acceleration, in connection with the Offers to Purchase contemplated by the Indenture, in connection with mandatory redemption contemplated by the Indenture, or otherwise; (ii) we fail to pay interest on the exchange notes when due, where such failure continues for a 30-day period after the date due; (iii) we or any Restricted Subsidiary default in the observance or performance of certain of our covenants or agreements in the Indenture or any of the Transaction Documents that continues for the relevant period specified therein which is not cured within a 30-day period or the applicable grace period set forth in such Transaction Documents;
(iv) our failure to comply with our obligations under the covenants described under "--Redemptions--Mandatory Redemption," "--Certain Covenants--Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries," or "--Certain Covenants--Merger and Consolidation" above; (v) any of our or any Restricted Subsidiary's representations or warranties in the Indenture or any of the Transaction Documents or by any of our or any Restricted Subsidiary's officers in any writing furnished in connection with or pursuant to the Indenture or any other Transaction Document shall prove to have been untrue in any material respect when made and such default continues uncured for a period of 30 days, or a default in any material respect in the observance or performance of any other of our covenants or agreements in the exchange notes, the Indenture or any of the Transaction Documents, in each case that continues for a period of 30 days;
(vi) an event of default shall have occurred and be continuing under any other evidence of outstanding Indebtedness of ours or AirTran Holdings, Inc. or any Restricted Subsidiary, whether such Indebtedness now exists or is created hereafter, which event of default (A) consists of a payment default in the case of any Indebtedness outstanding under any Senior Credit Facility, or (B) consists of a payment default in the case of any Indebtedness outstanding under the Series A Senior Secured Notes issued by AirTran Holdings, Inc. or the Series B Senior Convertible Notes issued by AirTran Holdings, Inc. which default continues beyond any applicable cure or grace period set forth therein, or (C) results in the acceleration of any Indebtedness and the principal amount of accelerated Indebtedness together with the principal amount of any such other Indebtedness then so accelerated, aggregates more than $20 million (the "cross acceleration provision"); (vii) any final judgment or judgments for payment of money in excess of $10 million in the aggregate shall be rendered against us or any Significant Subsidiary (as defined in SEC Regulation S-X) of ours which is a Restricted Subsidiary and shall remain unstayed, unsatisfied and undischarged for a period of 30 days after entry; (viii) the Collateral Trustee fails to have a first-priority perfected security interest in any of the Collateral other than equipment or inventory (subject to Permitted Liens and Identified Liens) or (B) the Collateral Trustee fails to have a first-priority perfected security interest in any of the Collateral consisting of equipment or inventory subject to Permitted Liens and Identified Liens, and in the case of (B) only, such failure continues for 30 days after receipt of written notice of such failure from the Trustee or any holder; (ix) we or any Significant Subsidiary (as defined in SEC Regulation S-X) of ours that is a Restricted Subsidiary commence a voluntary case, consent to the entry of an order for relief against it in an involuntary case, consent to the appointment of a custodian, make a general assignment for the benefit of our creditors or admit in writing that we can not pay our debts as they become due; (x) a court of competent jurisdiction enters an order or decree under federal, state or foreign bankruptcy law that is for relief against us or any Significant Subsidiary (as defined in SEC Regulation S-X) of ours that is a Restricted Subsidiary, appoints a custodian, or orders a liquidation of us or any Significant Subsidiary (as defined in SEC Regulation S-X) of ours that is a Restricted Subsidiary; (xi) an "Event of Default" under any Senior

Credit Facility shall have occurred and be continuing; and (xii) so long as Boeing, Rolls Royce PLC and their respective Affiliates hold a majority in principal amount of the outstanding exchange notes and an "Event of Default" has occurred and is continuing under any lease, purchase or other agreement (whether now existing or hereafter entered into) between (A) Boeing or Rolls-Royce PLC or its Affiliates, as the case may be, and (B) us, or any of our Subsidiaries or Affiliates, and as a consequence thereof Boeing or Rolls-Royce PLC or its Affiliates, as the case may be, has commenced the exercising any of its remedies under such agreement; provided that the amount of all obligations under such agreements then exceeds $20 million in the aggregate.

     If any Event of Default (other than an Event of Default with respect to a mandatory redemption contemplated by the second paragraph of the covenant described under "--Redemption--Mandatory Redemption") occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding exchange notes may declare the principal amount of all the exchange notes to be due and payable immediately by a written notice to us (and to the Trustee if given by the holders), and, if any Senior Credit Facility is in effect, to the Agent, and upon any such declaration such principal amount shall become immediately due and payable. If any Event of Default with respect to mandatory redemption contemplated by the second paragraph of the covenant described under "--Redemption--Mandatory Redemption" occurs and is continuing, then the Trustee or the Holders of not less than 25% in principal amount of the outstanding exchange notes may so declare the principal amount of all Series A Notes and Series B Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding exchange notes will become immediately due and payable without further action or notice. Holders may not enforce the Indenture or the exchange notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding exchange notes may direct the Trustee in its exercise of any trustee power.

     The holders of a majority in aggregate principal amount of the exchange notes then outstanding, by written notice to the Trustee, may on behalf of the holders of all the exchange notes (a) waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the exchange notes, or Default or Event of Default with respect to any covenant or provision which cannot be modified or amended except as provided by the Indenture or (b) rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived.

Modifications and Waivers of the Indenture

     Supplemental indentures modifying or amending the Indenture may generally be made by us and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the then outstanding exchange notes. However, without the consent of each holder affected, an amendment or waiver may not (with respect to any exchange notes held by a non-consenting holder of the exchange notes): (a) reduce the principal amount of the exchange notes whose holders must consent to an amendment, supplement or waiver; (b) reduce the principal of, or the premium on, or change the fixed maturity of any exchange note or alter the provisions with respect to the redemption of the exchange notes or decrease the price at which repurchases of the exchange notes may be made pursuant to the covenants described under "--Redemptions--Mandatory Redemption," "--Repurchase of Exchange Notes Upon a Change in Control," "--Certain Covenants--Limitation on Sale of Assets and Subsidiary Stock," and "--Excess Cash Flow Offer"; (c) reduce the rate of or change the time for payment of interest, including default interest, on any exchange note; (d) waive a Default or Event of Default in the payment of principal or premium, if any, or interest on any exchange note (other than a Default in the payment of an amount due as a result of an acceleration, where such acceleration is rescinded pursuant to the Indenture); (e) make any exchange note payable in money other than that stated in the exchange notes; (f) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of the exchange notes to receive payments of principal of or interest on the exchange notes or in this covenant with respect to the requirement for the consent of any affected holder; (g) waive a redemption payment with respect to any exchange note; (h) make any change adversely affecting the contractual ranking of our Obligations under the exchange notes or the Indenture or of the Subsidiary Guarantors under their respective Subsidiary Guarantees; (i) create any Lien on the Collateral (other than Permitted Collateral Liens) ranking prior to, or on it parity with, the security interest created by the Indenture and the Collateral Documents or deprive any holder of the exchange notes of the benefit of the Lien of the Indenture and the Collateral Documents; or (j) make any change in any of the foregoing clauses (a) through (j).

     Without the consent of any holders of the exchange notes, we and the Trustee may amend or supplement the exchange notes, the Indenture or any Collateral Document to (i) cure any ambiguity, defect or inconsistency, (ii) provide for uncertificated exchange notes in addition to or in place of certificated exchange notes, (iii) comply with the provisions of the Indenture with respect to mergers and consolidations and successor companies and with respect to future Restricted Subsidiaries becoming Subsidiary Guarantors, (iv) make any change that would provide any additional rights or benefits to the holders or that does not adversely affect the legal rights hereunder or thereunder of any holder, (v) comply with requirements of the SEC in order to effect or maintain the qualification of this Indenture under the Trust Indenture Act, or (vi) release any Subsidiary Guaranty of the exchange notes permitted to be released under the Indenture.

     The consent of the holders of the exchange notes is not necessary under the Indenture to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance of the proposed amendment. After the amendment under the Indenture becomes effective, we are required to mail to holders of the exchange notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the exchange notes, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

     We may elect to be, and have any Subsidiary Guarantor be, at any time and at our option, (a) deemed, discharged from our respective obligations with respect to all of the outstanding exchange notes, the Indenture and the Collateral Documents ("legal defeasance"), and as a result, we shall be deemed
(i) to have paid all indebtedness due under the Indenture, and the Indenture and the Collateral Documents shall cease to be of further effect as to all outstanding exchange notes and Subsidiary Guarantees and (ii) to have satisfied all of our other obligations under the exchange notes, the Subsidiary Guarantees, the Indenture and the Collateral Documents, except for certain obligations, including those respecting the defeasance trust and our obligation to require any Paying Agent to agree to hold in trust for the benefit of the holder or the Trustee all money held for payment of principal, premium, if any, or interest on the exchange notes or (b) released from our respective obligations under certain material covenants that are described herein ("covenant defeasance"), and, as a result, we will not have any liability in respect of any term, condition or limitation set forth in such covenants and clauses (iii) through (ix) of the first paragraph of "--Events of Default" shall not constitute Events of Default with respect to the exchange notes.

     We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option.

     In order to exercise either defeasance option, we must irrevocably deposit in trust with the Trustee cash in U.S. dollars or non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient to pay the principal of, premium, if any, and interest on the outstanding exchange notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including the delivery to the Trustee of (i) an opinion of counsel to the effect that (x) holders of the exchange notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will not be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law) and (y) subject to certain factual assumptions and bankruptcy and insolvency exceptions, the conditions precedent in connection with the delivery of the opinions of counsel stated above in clause (x) have been complied with and that the legal or covenant defeasance, as the case may be, will not result in a breach of or violation of, or constitute a default under any of our or any of our Subsidiaries' material agreements or instruments, and (ii) a certificate of our chief executive officer, president or a vice president in the disciplines of finance, accounting or law stating that (x) the deposit was not made by us with the intent of preferring the holders over the other creditors of ours with the intent of defeating, hindering delaying or defrauding the other creditors of ours or others and (y) subject to certain factual assumptions and bankruptcy and insolvency exceptions, that all conditions precedent with respect to a legal or covenant defeasance, as the case may be, have been complied with.

No Personal Liability of Directors, Officers, Employees and Stockholders

     The Indenture provides that no past, present or future director, officer, employee, agent, manager, stockholder or other Affiliate of ours or any Subsidiary Guarantor, as such, will have any liability for any of our or any Subsidiary Guarantor's obligations under the exchange notes, the Indenture or the Collateral Documents, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the exchange notes by accepting an exchange note waives and releases all such liability. This waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Transfer and Exchange

     A holder may transfer or exchange the exchange notes in accordance with the Indenture. We may require a holder to, among other things, furnish appropriate endorsements and transfer documents and pay any taxes and fees required by law or permitted by the Indenture.

     The registered holder of an exchange note may be treated as the owner of it for all purposes.

Concerning the Trustee

     Subject to the Trust Indenture Act, the Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, as described in the Trust Indenture Act, it must eliminate such conflict or resign. The Trustee shall have a lien prior to the exchange notes on all money or property held or collected by the Trustee or otherwise distributable to holders of exchange notes (except money, securities or property held in trust to pay principal and/or interest on particular exchange notes) to secure our payment and indemnity obligations to the Trustee (as trustee under the Indenture, as Collateral Trustee under the Collateral Trust Agreement).

Governing Law

     The Indenture and the exchange notes will be governed by the laws of the State of New York, as applied to contracts made and performed within the State of New York.

Subsidiary Guarantors

     The repayment of the exchange notes will be unconditionally and irrevocably guaranteed, jointly and severally, by all current and future Restricted Subsidiaries (except the B717 Subsidiary). The Indenture provides that, so long as any exchange notes remain outstanding, any future Restricted Subsidiary shall enter into a Subsidiary Guaranty.

     If all of the Capital Stock of any Subsidiary Guarantor is sold by us or any of our Subsidiaries to a Person (other than us or any of our Subsidiaries) and the Net Proceeds from such Asset Disposition are used in accordance with the terms of the covenant described under "--Limitation on Sales of Assets and Subsidiary Stock," then such Subsidiary Guarantor shall be released and discharged from all of its obligations under its Subsidiary Guaranty, the Indenture and the Collateral Documents.

     The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guaranty, result in the obligations of such Subsidiary Guarantor under its Subsidiary Guaranty not constituting a fraudulent conveyance or fraudulent transfer under federal or state law and not rendering a Subsidiary Guarantor insolvent.

Collateral

     The collateral (the "Collateral") securing the exchange notes will consist of a lien on (i) the Pledged Aircraft (as defined); (ii) the Engines (as defined) not installed on the Pledged Aircraft; (iii) substantially all of our non-flight fixed assets; (iii) the Pledged Spare Parts (as defined); (iv) our maintenance hangar in Orlando, Florida; (v) all of the Capital Stock of our B717 Subsidiary; (vi) all of our accounts receivable, inventory and equipment (other than the Pledged Aircraft and the Engines); (vii) any purchase agreements and related documentation (to the extent assignable) for the Collateral; (viii) all logs, records and data relating to the Pledged Aircraft; and (ix) all insurance, requisition and other proceeds and other similar payments with respect to the foregoing. The lien on the Collateral is a second priority lien in that it is subject to a lien in favor of the lenders under a Senior Credit Facility. The lien on the Collateral secured pursuant to the Collateral Documents will remain in full force and effect for so long as any exchange note remains outstanding, except as otherwise stated Collateral Documents or in the Indenture.

     Aircraft and Engines. All of the Pledged Aircraft are owned by us and were manufactured between 1967 and 1978. The table below sets forth certain additional information for the Pledged Aircraft as well as the appraised values of each Pledged Aircraft. At October 5, 2000, the Engines not appraised in conjunction with the Pledged Aircraft have an aggregate appraised value of $32.1 million. For more information regarding the appraisal, see "--Appraisal of Aircraft, Engines and Pledged Spare Parts" and "--Risk Factors--The appraisals of the collateral for the exchange notes may not be reliable."

                                                                                                        Adjusted
Type                                MSN          DOM                      Engine                       Base Value
------------------------------------------------------------------------------------------------------------------------------
B737-200A                          21279         Dec-76              JT8D-15/17                       $  4,550,000
------------------------------------------------------------------------------------------------------------------------------
B737-200A                          21528         Apr-78              JT8D-17                          $  5,670,000
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47260         Nov-68             JT8D-9A                           $  3,880,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47261         Oct-68             JT8D-9A                           $  3,820,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47274         Jul-68             JT8D-9A                           $  4,020,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47278         Sep-68             JT8D-9A                           $  3,760,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47284         Nov-68             JT8D-9A                           $  3,980,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47319         Feb-69             JT8D-9A                           $  4,110,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47320         Jan-69             JT8D-9A                           $  4,250,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47323         Feb-69             JT8D-9A                           $  4,230,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47445         Mar-70             JT8D-9A                           $  4,400,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47529         Apr-71             JT8D-9A                           $  4,500,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47723         Aug-76             JT8D-9A                           $  5,370,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             45774         Jun-68             JT8D-9A                           $  3,820,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47089         Oct-67             JT8D-9A                           $  3,420,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47168         Nov-68             JT8D-9A                           $  3,600,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47170         Nov-68             JT8D-9A                           $  4,080,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47226         Jun-68             JT8D-9A                           $  3,610,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47238         Feb-69             JT8D-9A                           $  3,650,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47397         Jul-71             JT8D-9A                           $  4,270,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47451         Jul-70             JT8D-9A                           $  3,800,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47484         Dec-71             JT8D-9A                           $  4,390,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47488         Aug-69             JT8D-9A                           $  3,840,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47489         Aug-69             JT8D-9A                           $  3,940,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47523         Jul-67             JT8D-9A                           $  3,600,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47534         Oct-71             JT8D-9A                           $  4,080,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47555         Jun-72             JT8D-9A                           $  4,400,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47559         Aug-72             JT8D-9A                           $  4,500,000
------------------------------------------------------------------------------------------------------------------------------
DC9-32                             47674         Sep-75             JT8D-9A                           $  4,810,000
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Aircraft Total                                                                                        $120,350,000
------------------------------------------------------------------------------------------------------------------------------

Spare Engines:
----------------------------------------------------------------------------------------------------------------------------------
   No      Type                      Configuration                               Half Life - Each        Half Life - Total
----------------------------------------------------------------------------------------------------------------------------------
   [6]     JT8D-9A                   Bare Configuration                          $  650,000                 $3,900,000
----------------------------------------------------------------------------------------------------------------------------------
   [2]     JT8D-15                   Bare Configuration                          $  850,000                 $1,700,000
----------------------------------------------------------------------------------------------------------------------------------
   [2]     JT8D-17                   Bare Configuration                          $1,000,000                 $2,000,000
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Engine Total                                                                                                $7,600,000
----------------------------------------------------------------------------------------------------------------------------------

     Aircraft Registration. We or our Subsidiary, as the case may be, will be required, except under certain circumstances, to keep the Pledged Aircraft registered under the provisions of 49 U.S.C. subtitle VII, as amended, and any successor statute thereto (the "Aviation Act"), and to record the Aircraft

Mortgage at the FAA registry and, if applicable, the aircraft registry of other aeronautics authorities. Such recordation of the Aircraft Mortgage will give the Trustee a perfected security interest in each of the Pledged Aircraft under applicable U.S. law. We, our Subsidiary, if applicable, or any subsequent lessee of any of the Pledged Aircraft, will also have the right, subject to certain conditions, to register or cause to be registered, at its own expense, the applicable Pledged Aircraft in the Permitted Countries (as defined). Prior to any such change in the jurisdiction of registry, the Trustee shall have received an opinion of counsel (subject to the customary exceptions) to the effect that (i) the laws of the new country of registration will recognize our or our Subsidiary's right of any ownership; (ii) Trustee's rights and interests will be recognized, and there will be available remedies, in each case, by enforcement of the provisions of the Aircraft Mortgage or otherwise under the laws of such jurisdiction sufficient to realize the practical benefits of the security interest granted to the Trustee by us in such Aircraft; (iii) the Lien of the Aircraft Mortgage with respect to such Aircraft shall continue as a valid and duly perfected first-priority security interest and all filing, or other action necessary to protect the same shall have been accomplished; (iv) it is not necessary for Trustee to qualify to do business in such jurisdiction as a result of such reregistration in order to exercise any rights or remedies with respect to such Aircraft; (v) neither Trustee nor any holder will be subjected to any adverse tax consequences as a result of such reregistration for which we are not required to indemnify such Person, unless we agree to indemnify such Person therefor by means of an indemnity agreement reasonably satisfactory to such Person (and AirTran Holdings, Inc. guarantees such indemnity); (vi) any exchange permits necessary to allow all rent and other payments provided for under the Permitted Lease Documents shall be in full force and effect, and any import or export permits necessary to take such Aircraft into such country shall be in full force and effect or obtained as promptly as practicable; (vii) no Liens (except Permitted Liens) on the Collateral shall arise by reason of such reregistration, and the Aircraft Mortgage shall continue as a first-priority perfected Lien on such Aircraft; (viii) any export licenses and certificates of deregistration required in connection with any repossession or return of such Aircraft should be able to be obtained in the normal course, without material delay, and without material burden; and (ix) that such country maintains normal diplomatic relations with the United States. See "--Maintenance, Lease and Possession."

     Maintenance, Lease and Possession. We shall cause each Pledged Aircraft to be, at our expense, maintained, serviced, repaired and overhauled so as to keep each Pledged Aircraft in as good operating condition as on the Issue Date, ordinary wear and tear excepted, and to keep each Pledged Aircraft in such operating condition as may be necessary to enable the applicable airworthiness certification thereof to be maintained in good standing at all times (other than during temporary periods of repair, maintenance, modification, storage or grounding) under the regulations of the FAA or other aviation authority then having jurisdiction over the operation of such Aircraft. In the event we lease any of the Pledged Aircraft in accordance with the terms of the Collateral Documents we will include in such lease appropriate provisions which (x) make such lease expressly subject and subordinate to the Aircraft Mortgage, including Trustee's right to avoid such lease in the exercise of its rights to repossession of the applicable Airframe and Engines under the Aircraft Mortgage;
(y) require the Permitted Lessee to comply with the Aircraft Mortgage, to the extent that we do not obligate ourself therein to do so; and (z) require that the Airframe or any Engine subject thereto be used in accordance with the limitations applicable to our possession and use provided in the Aircraft Mortgage and provide for the maintenance and inspection of the Aircraft in the same manner in all material respects as the applicable provisions of the Aircraft Mortgage.

     We shall be obligated, at our expense, to replace, or cause to be replaced, all Parts that may from time to time be incorporated or installed in or attached to an Aircraft and that may become worn out, lost, stolen, destroyed, seized, confiscated, damaged beyond repair or rendered permanently unfit for use. In addition, we, at our own cost and expense, may remove (or cause to be removed) in the ordinary course of maintenance, service, repair, overhaul, or testing any Parts, whether or not worn out, lost, stolen, destroyed, seized, confiscated, damaged beyond repair, or permanently rendered unfit for use; provided, that, except as otherwise provided, we will replace or cause the replacement of such Parts as promptly as practicable. All replacement parts shall be free and clear of all Liens, except for Permitted Liens and pooling arrangements to the extent permitted by the Aircraft Mortgage, and shall be in good operating condition. We shall use good faith efforts to ensure that (except in the case of replacement property installed on the basis of operational exigencies) all replacement parts have a value, remaining useful life, and utility that is not substantially less than the value, remaining useful life, and utility of the Parts replaced (assuming such replaced Parts were in the condition required).

     We shall make (or cause to be made) alterations and modifications in and additions to each Pledged Aircraft as may be required to be made from time to time to meet the applicable standards of the FAA or other Aviation Authority having jurisdiction over any such operation of such Pledged Aircraft, to the extent made mandatory in respect of such Pledged Aircraft; provided, that (i) we or a Permitted Lessee may contest the validity or application of any law, rule, regulation, or order in any reasonable manner which does not materially adversely affect Trustee's interest in such Pledged Aircraft and does not involve a material risk of sale, forfeiture, or loss of such Pledged Aircraft or the interest of Trustee or any holder therein, or a material risk of material civil penalty or a material risk of criminal liability being imposed on the Trustee or any Holder or (ii) we need not make any mandatory modification if, acting reasonably and in good faith, we conclude that making any such modification would be commercially unreasonable taking into account the value of the Pledged Aircraft, Airframe or Engine and the projected cost of such modification and we decide thereafter to part-out, sell, exchange or otherwise dispose of such Pledged Aircraft, Airframe or Engine or otherwise withdraw such Pledged Aircraft, Airframe or Engine from service. We will have the right to make (or cause to be made) such alterations and modifications in and additions to each Pledged Aircraft as we or a Permitted Lessee, as applicable, deem desirable; provided that no such alteration, modification, addition or removal shall materially diminish the value, utility or condition of such Pledged Aircraft or Engine below its fair market value, utility or useful life immediately before such optional modification or impair the airworthiness thereof.

     Except as otherwise provided, all Parts (other than Removable Parts, as defined below) incorporated or installed in or attached to a Pledged Aircraft as a result of such optional modification shall, without further act, become subject to the Aircraft Mortgage. We or any Permitted Lessee may, at any time so long as an Airframe or an Engine is subject to the Lien of the Aircraft Mortgage, remove any such Part (such Part being referred to herein as a "Removable Part") from such Airframe or any Engine if (i) such Part is in addition to, and not in replacement of or in substitution for, any Part originally incorporated or installed in or attached to such Airframe or any Engine at the time of delivery thereof or any Part in replacement of, or in substitution for, any such original Part, (ii) such Part is not required to be incorporated or installed in or attached or added to such Airframe or any Engine pursuant to the Aircraft Mortgage, and (iii) such Part can be removed from such Airframe or any Engine without diminishing in any material respect the fair market value, utility, or remaining useful life which such Airframe or any Engine would have had at the time of removal had such removal not been effected, assuming such Aircraft was otherwise maintained in the condition required by the Aircraft Mortgage and such Removable Part had not been incorporated or installed in or attached to such Aircraft.

     Spare Parts. The term "Pledged Spare Parts" refers to our aircraft spare parts including expendables (those Pledged Spare Parts that are used (consumed) in the routine operation of an airline and are generally items which are used only once and then discarded such as gaskets, light bulbs, raw metal stock, general hardware and fabric), "pipeline" spares (non-capital, rotable airframe and engine components) and capital units (those Pledged Spare Parts that will, subject to maintenance, repair and overhaul, normally last the life of the aircraft, such as spare control surfaces, landing gears, avionics units and engine accessories) at locations in the United States designated from time to time by us at which the Pledged Spare Parts are located.

     In our day-to-day operation, the composition of our Pledged Spare Parts inventory is continually changing: new parts (including parts for new types of aircraft placed into service) are purchased and

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placed into stock; expendable parts are taken from inventory and utilized; used rotable and repairable units are removed from aircraft and placed in a hold status awaiting eventual repair; other rotables are sent to outside vendors for overhaul and processing; at the conclusion of the overhaul/repair process, inventory is either re-installed on aircraft, returned to stock for reuse; and spare parts no longer used or usable in the airline's operations may be scrapped or sold.

     Appraisal of Aircraft, Engines and Pledged Spare Parts. We have obtained an appraisal of the Pledged Aircraft and the owned spare Engines (not pertaining to the Pledged Aircraft) from Aircraft Information Services, Inc. ("AISI"). The aggregate appraised value on the date of the appraisal was $125 million for the Pledged Aircraft and $32.1 million for the owned spare Engines (not pertaining to the Pledged Aircraft) and spare parts for use with our owned DC9 and B737 aircraft as constituted at October 5, 2000. The appraisal was conducted without physical inspection of the assets appraised. AISI assumed each of the aircraft and engines valued to be in average condition, meaning that the appraised aircraft or engine was assumed to be an operable airworthy aircraft or engine in average physical condition and with average accumulated flight hours and cycles, with clear title and, for aircraft, a standard unrestricted certificate of airworthiness and registered in an authority which does not represent a penalty to aircraft value or liquidity; with no damage history and with inventory configuration and level of modification which is normal for the aircraft or engine's intended use and age. The AISI appraisal was conducted on a "base value" basis. AISI defines a "base value" as that of a transaction between equally willing and informed buyer and seller, neither under compulsion to buy or sell, for a single unit cash transaction with no hidden value or liability, and with supply and demand of the sale item roughly in balance. A base value appraisal does not take into consideration the status of the economy in which the aircraft or engine is used, the average status of supply and demand for the particular aircraft or engine type, the average value of recent transactions or the opinions of informed buyers and sellers. The engines were appraised based on a "half-life" base value basis, meaning that it was assumed that every component or maintenance service which has a prescribed interval that determines its service life, overhaul interval or interval between maintenance services, is at a condition which is one-half of the total interval. The Pledged Aircraft were appraised based on an "adjusted" base value basis, meaning that the half-life appraised value of each such appraised aircraft was adjusted based on the actual maintenance schedule with respect to such aircraft.

     We have also received an appraisal of the Pledged Spare Parts from Aviation Asset Management, Inc. All DC-9 Spare Parts were appraised based upon invoices received from the manufacturer in 2000. The aggregate fair market value on the date the appraisal was conducted was estimated at $23.8 million for the Pledged Spare Parts.

     The appraised values described above should not be relied upon as a measure of realizable value. The appraised values assumes willing and informed buyers under no duress. However, if it becomes necessary to foreclose upon and sell the Collateral, it is likely that such sale would occur under duress. In addition, there are a limited number of potential buyers of used aircraft or engines. Accordingly, the proceeds realized upon a sale of any Pledged Aircraft, Engine or Pledged Spare Part would likely be less than the appraised value thereof. The value of the Pledged Aircraft, Engines and Pledged Spare Parts in the event of the exercise of remedies under the Collateral Documents will depend on market and economic conditions, the availability of buyers, the condition of the aircraft, Engines and Pledged Spare Parts and other similar factors. Accordingly, there can be no assurance that the proceeds realized upon any such exercise pursuant to the Collateral Documents, together with the proceeds of other Collateral, would be sufficient to satisfy in full payments due on the exchange notes. If such proceeds are not sufficient to pay or repay all amounts due under the exchange notes, Holders would bear their allocable percentage of such insufficiency and any resultant loss.

     Appraisals of Real Property and other Non-Flight Fixed Assets. The appraised value of our maintenance hangar in Orlando, Florida is $10.0 million and the book value as of June 30, 2001 of our

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other non-flight fixed assets, including, among other things, our ground service equipment, is $12.4 million. The hangar appraisal was conducted on a "current market value" basis by Simat, Helliesen & Eichner, Inc. ("SH&E"). SH&E defines "current market value" is an appraiser's opinion of the most likely trading price that may be generated for an asset under the market circumstances that are perceived to exist at the time in question, assuming (1) the asset is valued for its highest, best use; (2) the parties to the hypothetical sale transaction are willing, able, prudent and knowledgeable, and under no unusual pressure for a prompt sale; and (3) the transaction would be negotiated in an open and unrestricted market on an arm's-length basis, for cash or equivalent consideration, given an adequate amount of time for effective exposure to prospective buyers.

     Release of Collateral. Upon the disposition of an any items constituting Collateral in accordance with the applicable Transaction Documents and upon receipt by the Trustee from us of a certificate of our chief executive officer, president or a vice president in the disciplines of finance, accounting or law
(i) identifying the Collateral to be released, (ii) certifying that any amounts then due and payable under the applicable Transaction Documents have been in paid in full, and (iii) certifying that no Default or Event of Default has occurred and is then continuing or, as a result of such release, will occur, such Collateral shall be released from the Lien granted under the applicable Transaction Documents; however, the disposition of a Part in compliance with the Aircraft Mortgage shall be automatically released without further act with respect to such item.

Filing and Perfection Requirements for Collateral

     The security interest in the Collateral will be duly perfected generally in accordance with applicable federal, state and local laws.

Certain Bankruptcy Limitations

     The right of the Trustee to repossess and dispose of the Collateral, or otherwise to exercise rights or remedies with respect to the Collateral, upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against us prior to the date when, or possibly even after, the Trustee has effected any such action. Under bankruptcy law, secured creditors such as the Holders are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments, provided generally that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value (as determined by the bankruptcy court) of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the exchange notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss or value of the Collateral through the requirement of "adequate protection." Further, in the event that the bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the exchange notes, the Holders would hold "undersecured claims." Applicable federal bankruptcy laws do not permit the payment and/or accrual of interest, costs and attorney's fees for "undersecured claims" during the pendency of a debtor's bankruptcy case.

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Certain Definitions

     "Additional Assets" means (i) any property or assets utilized in the airline business or any business that is substantially related, ancillary or complementary thereto (including an Investment in any Person engaged in any such business); (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by us or another Restricted Subsidiary or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means (a) the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise or (b) beneficial ownership of our Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable); and the terms "controlling" and "controlled" have meanings correlative to the foregoing. Notwithstanding the foregoing, Boeing Capital Loan Corporation shall be deemed not to be Affiliates of ours or any Subsidiary.

     "Aircraft Acquisition Debt" means Indebtedness or Attributable Debt Incurred by us or any of our Restricted Subsidiaries in connection with an acquisition (either directly or as lessee in respect of a Sale/Leaseback Transaction) of aircraft, related engines or spare engines, spare parts or other related equipment (including ground equipment and simulators) which Indebtedness either constitutes all or part of the purchase price thereof, or is Incurred prior to, at the time of or within one year after the acquisition thereof for the purpose of financing or refinancing part of the purchase price thereof, and which equipment was not owned by us or our Restricted Subsidiary prior to such acquisition provided, however, that in either case the proportion (expressed as a percentage) of such Indebtedness to the greater of the purchase price or Appraised Value of such aircraft, engines, parts or equipment at the time of such financing does not exceed 90%.

     "Aircraft Mortgage" means the Aircraft Mortgage and Security Agreement, dated as of April 12, 2001, between us and the Collateral Trustee, as mortgagee, as amended, supplemented, restated or otherwise modified from time to time.

     "Airframes" means each of the three owned B737 aircraft and 27 owned DC-9 aircraft (except Engines or engines from time to time installed on such aircraft) initially pledged pursuant to the Aircraft Mortgage to secure our obligations under the Indenture and the exchange notes and any aircraft (except Engines or engines from time to time installed on such aircraft) which may from time to time be substituted for such Pledged Aircraft (except Engines or engines from time to time installed on such aircraft) pursuant to the Collateral Documents.

     "Appraised Value" means the fair market sale value as of a specified date of the appraised assets that would be obtained in an arm's length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined by an Independent Appraiser.

     "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by us or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition") in one transaction or a series of related transactions, of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than us or a Restricted Subsidiary), (ii) all or substantially all the assets of any

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division or line of business of ours or any Restricted Subsidiary or (iii) sales of aircraft, engines and related equipment (and leasehold interests therein) and any of our other assets or any other assets of any Restricted Subsidiary outside of our ordinary course of business or such Restricted Subsidiary; provided that "Asset Disposition" shall not include (A) any sale, lease, transfer or other disposition by a Restricted Subsidiary to us or by us or a Restricted Subsidiary to a Restricted Subsidiary so long as where such disposition involves
Collateral, the Restricted Subsidiary has executed the applicable Collateral Documents, (B) any sale, lease, transfer or other disposition that constitutes a Restricted Payment permitted by the covenant described under "--Certain Covenants--Limitation on Restricted Payments", (C) any exchange of take-off and landing rights, airport gates or similar property for other take-off and landing rights, airport gates or similar property or (D) any sale, lease, transfer or other disposition in the ordinary course of business.

     "Asset Disposition Basket" means, as of any date, an amount equal to (a) $10 million less (b) the sum of the stipulated value for each Engine as set forth in the Aircraft Mortgage; provided, that, upon (1) Trustee's, as mortgagee under the Aircraft Mortgage, receipt of copies of executed payoff letters, UCC-3 termination statements, mortgage releases, terminations or other terminations or releases for the termination of, and release of such Engine from, any Lien applicable to such Engine, and (2) the filing with the FAA and in other appropriate filing offices of such releases or terminations, in each case as mortgagee shall reasonably request, the amount of the Asset Disposition Basket shall be increased by the stipulated value of such Engine as set forth in the Aircraft Mortgage (but in any event not to exceed $10 million).

     "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the exchange notes) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

     "Aviation Authority" means the FAA or, if the applicable Aircraft is registered with any other Government Entity under and in accordance the Aircraft Mortgage, such other Government Entity.

     "B717 Subsidiary" means the AirTran Airways 717 Leasing Corporation, a Delaware Corporation.

     "Board of Directors" means our Board of Directors or any committee of such board duly authorized to act in respect of any particular matter.

     "Boeing" means The Boeing Company and its Affiliates.

     "Business Day" means each day which is not a Saturday, Sunday or any other day on which banks located in New York City or Wilmington, Delaware are authorized or obligated by law to remain closed.

     "Capital Lease Obligations" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last

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payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Capital Stock" of any Person means any and all shares interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Cash Equivalents" means (i) United States dollars or foreign currency that is readily exchangeable into United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than 12 months from the date of acquisition, (iii) certificates of deposit and Eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers' acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for the underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, and (v) commercial paper having the highest or second highest rating obtainable from Moody's or S&P and in each case maturing not more than 90 days after the date of acquisition.

     "Change in Control" means the occurrence of any of the following events:
(i) any Person (including any entity or group deemed to be a "person" under Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) is or becomes the direct or indirect beneficial owner (as determined in accordance with Rule 13d-3 under the Exchange Act) of shares of our Capital Stock representing greater than 50% of the total voting power of all shares of our Capital Stock entitled to vote in the election of directors under ordinary circumstances or to elect a majority of our Board of Directors, (ii) we sell, transfer or otherwise dispose of all or substantially all of our assets (it being understood that any sale or disposition of DC9 or B737 aircraft owned by us as of the Issue Date in a single transaction or series of related transactions does not constitute a sale of all or substantially all of our assets so long as we have sufficient remaining aircraft and other flight equipment to operate our business in the ordinary course substantially consistent with past practices thereafter), (iii) when, during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted our Board of Directors (together with any new directors whose election by such Board or whose nomination for election by our stockholders was approved by a vote of a majority of the directors still in office entitled to vote with respect to such nomination who were either directors at the beginning of such period or whose election or nomination for election was previously so approved but excluding any of the individuals who at the beginning of such 12-month period constituted such Board but who no longer are members) cease for any reason to constitute a majority of our Board of Directors then in office or (iv) the date of the consummation of the merger or consolidation of us with another corporation where our stockholders (or of AirTran Holdings, Inc.), immediately prior to the merger or consolidation, would not beneficially own, immediately after the merger or consolidation, shares entitling such stockholders to 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate class vote) to which all stockholders of the corporation issuing cash or securities in the merger or consolidation would be entitled in the election of directors or where members of our Board of Directors (or of the board of directors of AirTran Holdings, Inc.), immediately prior to the merger or consolidation, would not, immediately after the merger or consolidation, constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or consolidation.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Collateral Documents" means, collectively, the Collateral Trust Agreement, the Aircraft Mortgage, the Hangar Mortgage, the Issuer Pledge Agreement and such other mortgages, assignments and

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security agreements as may be executed by us or any Subsidiary Guarantor pursuant to the Indenture or any other Collateral Document to grant a security interest in the assets pledged to secure the exchange notes, all as the same may be modified or amended from time to time.

     "Collateral Trust Agreement" means the Collateral Trust Agreement, dated April 12, 2001, by and between us and the Trustee, as Collateral Trustee, as amended, supplemented, restated or otherwise modified from time to time.

     "Collateral Trustee" means the Trustee until a successor Collateral Trustee shall have become such pursuant to the applicable provisions of the Collateral Trust Agreement, and thereafter "Collateral Trustee" shall mean such successor Collateral Trustee.

     "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements have been made publicly available to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that

          (1) if we or any Restricted Subsidiary have Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period,

          (2) if we or any Restricted Subsidiary have repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period,

          (3) if since the beginning of such period we or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of ours or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to us and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent we and our continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such disposition),

          (4) if since the beginning of such period we or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made , which constitutes

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     all or substantially all of an operating unit of a business, EBITDA and
     Consolidated Interest Expenses for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period, and

          (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into us or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by us or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expenses for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

     For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of ours. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of one year).

     "Consolidated Interest Expense" means, for any period, the total interest expense of us and our Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, plus, to the extent not included in such total interest expense, and to the extent incurred by us or our Restricted Subsidiaries, without duplication, (i) interest expense attributable to capital leases, (ii) amortization of debt discount and debt issuance cost, (other than in respect of the exchange notes), (iii) capitalized interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs associated with Hedging Obligations (including amortization of fees), and
(vii) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) us or any Restricted Subsidiary, less amortization expense or write-off of deferred financing costs.

     "Consolidated Net Income" means, for any period, the net income of us and our Subsidiaries determined on a consolidated basis in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net
Income:

          (i) any net income of any Person (other than us) if such Person is not a Restricted Subsidiary, except that (A) subject to the exclusion contained in clause (iv) below, our equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to us or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) our equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

          (ii) any net income (or loss) of any Person acquired by us or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

          (iii) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to us, except that (A) subject to

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     the exclusion contained in clause (iv) below, our equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed or permitted to be distributed by such Restricted Subsidiary during such period to us or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause) and (B) our equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

          (iv) any gain (but not loss) realized upon the sale or other disposition of any of our assets or our consolidated Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person; and

          (v) extraordinary, unusual and non-recurring gains or losses.

     "Consolidated Net Worth" means the total of the amounts shown on our balance sheet and our Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of our most recent fiscal quarter for which financial statements have been made publicly available prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all of our outstanding Capital Stock plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) only to the extent otherwise included in the amount specified in clauses (i),
(ii) or (iii) of this definition, any amounts attributable to Disqualified
Stock.

     "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary designed to protect such Person against fluctuations in currency values and not for the purpose of speculation.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise on or prior to the Stated Maturity of the exchange notes, (ii) is convertible or exchangeable for Indebtedness with a Stated Maturity prior to the Stated Maturity of the exchange notes or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the exchange notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an Asset Disposition or Change of Control occurring prior to the first anniversary of the Stated Maturity of the exchange notes shall not be deemed to be Disqualified Stock.

     "EBITDA" for any period means the sum of Consolidated Net Income, plus Consolidated Interest Expense and the following, in each case to the extent deducted in calculating such Consolidated Net Income and not included in Consolidated Interest Expense: (a) all of our income tax expense of ours and our Restricted Subsidiaries, (b) depreciation expense of ours and its Restricted Subsidiaries, (c) amortization expense of ours and our Restricted Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period) and (d) all other noncash charges of ours and our Restricted Subsidiaries (excluding any such noncash charge to the extent that it represents an accrual of or

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reserve for cash expenditures in any future period), in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and noncash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to us by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

     "Engines" means the jet engines owned by us which are designated by us as appertaining to the Pledged Aircraft as of April 12, 2001 whether or not actually installed on the Pledged Aircraft on such date.

     "Equity Offering" means a public or private offering by us for cash of Capital Stock or warrants, options and other rights to acquire Capital Stock.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

     "Excess Cash Flow" means, with respect to any fiscal year, our EBITDA for such year, less the sum of (i) our Consolidated Interest Expense that is paid in cash during such year, (ii) all capital expenditures (including without limitation, progress payments and deferred interest thereon to the manufacturer and other third parties under purchase contracts but not including any capital expenditures to the extent financed whether through Indebtedness or off-balance sheet leases) of ours and our Subsidiaries that are actually paid during such year and, without duplication from year to year, capital expenditures committed for payment within 90 days after the end of such fiscal year, (iii) principal payments made during such year on Indebtedness existing on the Issue Date or permitted to be Incurred pursuant to the covenant described above under the caption "--Certain Covenants--Limitation of Indebtedness," (iv) income or gross receipts taxes payable by us (or properly attributable to us and our Subsidiaries if our tax liability is computed as a part of any consolidated group), and (v) Restricted Payments permitted by the covenant described under the caption "--Certain Covenants--Limitation on Restricted Payments" that are made during such year or (without duplication from year to year) declared for payment within 90 days after the end of such fiscal year.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "FAA" means the Federal Aviation Administration or similar regulatory authority established to replace it.

     "Fuel Protection Agreements" means in respect to a Person any fuel protection agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in market prices or indices of aircraft fuels and not for the purpose of speculation.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as approved by a significant segment of the accounting profession and (iv) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including

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opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

     "Government Entity" means (1) any federal, state, provincial, or similar government, and any body, board, department, commission, court, tribunal, authority, agency, or other instrumentality of any such government or otherwise exercising any executive, legislative, judicial, administrative, or regulatory functions of such government, or (2) any other government entity having jurisdiction over any matter contemplated by the Aircraft Mortgage or relating to the observance or performance of the obligations of any of the parties to the Aircraft Mortgage.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement condition or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

     "Hangar Mortgage" means the Mortgage, Assignment of Rents and Security Agreement, dated April 12, 2001, by and between us and Trustee, as Collateral Trustee, as amended, supplemented, restated or otherwise modified from time to time.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Fuel Protection Agreement or Currency Agreement.

     "Holder" means the Person in whose name an exchange note is registered on the Registrar's books.

     "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall be deemed the Incurrence of Indebtedness. Neither the accrual of interest, the accretion of original issue discount or fluctuations in exchange rates of currencies shall be considered an Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

          (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

          (ii) all Capital Lease Obligations of such Person;

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          (iii)  all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

          (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the 10th Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

          (v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock;

          (vi) all obligations of the type referred to in clauses (i) through
     (v) above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

          (vii)  all obligations of the type referred to in clauses (i) through
     (vi) above of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

          (viii) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

     The "amount" or "principal amount" of Indebtedness at any time of determination as used herein represented by (a) any contingent Indebtedness, shall be the maximum principal amount thereof, (b) any Indebtedness issued at a price that is less than the principal amount at maturity thereof, shall be the amount of the liability in respect thereof determined in accordance with GAAP and (c) any Disqualified Stock, shall be the maximum fixed redemption or repurchase price in respect thereof.

     "Independent Appraiser" means a Person (i) engaged in a business which includes appraising aircraft and assets and rights related to the operation and maintenance of aircraft from time to time and (ii) who (a) is in fact independent of us and any of the Restricted Subsidiaries or any of our Affiliates or of the Restricted Subsidiaries; (b) does not have any direct financial interest or any material indirect financial interest in us or any of the Restricted Subsidiaries or any of our Affiliates or of the Restricted Subsidiaries and (c) is not connected with us, any of the Restricted Subsidiaries or any of such Affiliates as an officer, director, employee, promoter, underwriter, trustee, partner or person performing similar functions.

     "Interest Rate Agreement" means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates and not for the purpose of speculation.

     "Investment" in any Person means any direct or indirect advance, loan or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of transfer of cash or other property to others or any payment for property or other services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary", the

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definition of "Restricted Payment" and the covenant described under "--Certain
Covenants--Limitation on Restricted Payments," (i) "Investment" shall include the portion (proportionate to our equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of ours at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, we shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) our "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to our equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

     "Issue Date" means April 12, 2001.

     "Issuer Pledge Agreement" means the Issuer Pledge and Security Agreement, dated April 12, 2001, by and between us and the Trustee, as Collateral Trustee, as amended, supplemented, restated or otherwise modified from time to time.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by us or any Restricted Subsidiary after such Asset Disposition.

     "Net Cash Proceeds" means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Obligation" means any principal, premium, interest, penalty, fee, indemnification, reimbursement, damage and other obligation and liability payable under the documentation governing any liability.

     "Offer to Purchase" means an offer to purchase all or a pro rata portion, as the case may be, of the exchange notes by us from the Holders commenced by the mailing (by first class mail, postage prepaid) by us (or, if requested by us on at least five Business Days prior notice to the Trustee and at our expense, by the Trustee) of a notice to each Holder (and, if mailed by us, to the Trustee) at such Holder's address

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appearing in the exchange note register, stating: (i) the covenant pursuant to which the offer is being made and that all exchange notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date");
(iii) that any exchange note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless we default in the payment of the purchase price, any exchange note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date; (v) that Holders electing to have an exchange note purchased pursuant to the Offer to Purchase will be required to surrender the exchange note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the exchange note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date (or, if such day is not a Business Day, on the next subsequent Business Day), and such Holder shall be entitled to receive from the Paying Agent a non-transferable receipt of deposit evidencing such deposit; (vi) that, unless we default in making the payment of the purchase price or shall otherwise, in our sole discretion, consent thereto, Holders will be entitled to withdraw their election only if the Trustee receives, not later than the close of business on the fifth Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount at maturity of the exchange notes delivered for purchase and a statement that such Holder is withdrawing his election to have such exchange notes purchased; and (vii) that Holders whose exchange notes are being purchased only in part will be issued new exchange notes equal in principal amount to the unpurchased portion of the exchange notes surrendered: provided that each exchange note purchased and each exchange note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof. We shall place such notice in a financial newspaper of general circulation in New York City. No failure of ours to give the foregoing notice shall limit any Holder's right to exercise a repurchase right. On the Payment Date, we shall (i) accept for payment on a pro rata basis exchange notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Trustee money sufficient to pay the purchase price of all exchange notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all exchange notes or portions thereof so accepted together with an officers' certificate specifying the exchange notes or portions thereof accepted for payment by us. The Trustee shall promptly mail to the Holders of exchange notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate, and we shall promptly execute and mail (or cause to be mailed) to such Holders a new exchange note equal in principal amount at maturity to any unpurchased portion of the exchange note surrendered; provided that each exchange note purchased and each new exchange note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof; provided further that if the Payment Date is between a regular record date and the next succeeding interest payment date, exchange notes to be repurchased must be accompanied by payment of an amount equal to the interest payable on such succeeding interest payment date on the principal amount to be repurchased, and the interest on the principal amount of the exchange note being repurchased, with respect thereto, will be paid on such next succeeding interest payment date to the registered holder of such exchange note on the immediately preceding record date. An exchange note repurchased on an interest payment date need not be accompanied by any such payment, and the interest on the principal amount of the exchange note being repurchased, with respect thereto, will be paid on such interest payment date to the registered holder of such exchange note on the corresponding record date. We will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. We will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that we are required to repurchase exchange notes pursuant to an Offer to Purchase. Both our notice and the notice of the Holder having been given as specified above, the exchange notes so to be repurchased shall, on the Payment Date become due and payable at the purchase price applicable thereto and from and after such date (unless we shall default in the payment of such purchase price) such exchange notes shall cease to bear interest. If any exchange note shall not be paid upon surrender thereof for repurchase, the principal shall, until paid, bear interest from the Payment Date at the rate borne by such exchange note. Any

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exchange note which is to be submitted for repurchase only in part shall be delivered pursuant to the above provisions with (if we or Trustee so requires) due endorsement by, or a written instrument of transfer in form satisfactory to us and the Trustee duly executed by, the Holder thereof or such Holder's attorney duly authorized in writing.

     "Parts" means all appliances, parts, components, instruments, appurtenances, accessories, furnishings, seats, and other equipment of whatever nature, including the Spare Parts (other than (1) Engines or engines, and (2) any Removable Part leased by us from a third party or subject to a security interest granted to a third party), from time to time installed or incorporated in or attached or appurtenant to any Airframe or any Engine.

     "Paying Agent" means the office or agency where the exchange notes may be presented for payment. The Trustee has been appointed by us to serve as Paying Agent.

     "Payment Date" with respect to any Offer to Purchase, has the meaning specified in the definition of Offer to Purchase.

     "Permitted Country" means Argentina, Australia, Austria, Bahamas, Belgium, Brazil, Canada, Chile, Denmark, Ecuador, Egypt, Finland, France, Germany, Greece, Hungary, Iceland, India, Indonesia, Ireland, Italy, Japan, Luxembourg, Malaysia, Malta, Mexico, Morocco, Netherlands, New Zealand, Norway, Paraguay, People's Republic of China, Philippines, Portugal, Republic of China (Taiwan), Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Thailand, Tobago, Trinidad, United Kingdom, Uruguay and Venezuela; except any such country that, when the pertinent lease or other transfer begins, does not maintain normal diplomatic relations with the United States (or, in the case of Taiwan, diplomatic relations at least as good as those in effect on the Issue Date), is involved in internal or external war or military conflict, or is a country with which it would constitute a breach of law for Trustee, as mortgagee, or any Holder to engage directly or indirectly in business.

     "Permitted Collateral Liens" means the Liens permitted under the terms of the Collateral Documents.

     "Permitted Investment" means an Investment by us or any Restricted Subsidiary in (i) us, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, us or a Restricted Subsidiary; (iii) Temporary Cash Investments; (iv) receivables owing to us or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionaire trade terms as we or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans or advances to employees made in the ordinary course of business consistent with past practices of ours or such Restricted Subsidiary in an aggregate amount outstanding at any time of not more than $1.0 million; (vii) any Investment arising as a result of any Hedging Obligations;
(viii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to us or any Restricted Subsidiary or in satisfaction of judgments; (ix) any Investment to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock," (x) Investments in the normal course of business in any Persons the primary business of which is substantially related to the airline business and (xi) Investments in airline jointly-owned corporations and ventures established for the ownership or operation of communications, take-off and landing rights, ticket office and airport facilities and for other joint airline purposes.

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     "Permitted Lease" means a lease or sublease permitted under the Aircraft
Mortgage.

     "Permitted Lease Documents" means the lease agreement entered into in connection with a Permitted Lease, together with all other documents, certificates or instruments executed or delivered in connection therewith, and any amendments, supplements, or restatements of any of the foregoing that may be from time to time executed or delivered in connection therewith.

     "Permitted Lessee" means the lessee under a Permitted Lease.

     "Permitted Liens" means, with respect to any Person,

     (a) Liens existing or securing Indebtedness existing (or for which a written commitment has been made on or prior to the Issue Date) on the Issue Date;

     (b) Liens granted on or after the Issue Date in favor of the holders of the exchange notes, the Series A Senior Secured Notes issued by AirTran Holdings, Inc. or the Series B Senior Convertible Notes issued by AirTran Holdings, Inc.;

     (c) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to us to secure Indebtedness owing to us by such Restricted Subsidiary;

     (d) Liens for employee wages and pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

     (e) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not past due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

     (f) Liens (other than Liens arising under ERISA) for taxes, assessments or other governmental charges not yet delinquent or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on our books in accordance with GAAP;

     (g) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of business; provided, however, that such letters of credit do not constitute Indebtedness;

     (h) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

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     (i) any Lien securing Aircraft Acquisition Debt, which Lien is Incurred when such Indebtedness is Incurred and which Lien does not extend to property other than the property financed thereby and/or purchase contracts in respect thereof;

     (j) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Lien may not extend to any other property owned by such Person or any of its Subsidiaries;

     (k) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by such Person or any of its Subsidiaries;

     (l) Liens securing Hedging Obligations permitted under the Indenture;

     (m) any Lien or pledge created or subsisting in the ordinary course of business over documents of title, insurance policies or sale contracts in relation to commercial goods to secure the purchase price thereof;

     (n) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (a), (i), (j), (k), (q) or (s); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements to or on such property) and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount, or, if greater, committed amount of the Indebtedness described under clause (a), (i), (j), (k),
(q) and (s) at the time the original Lien became a Permitted Lien and (B) an amount necessary to pay any fees and expenses related to such Refinancing;

     (o) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly owned Subsidiary of such Person;

     (p) any judgment Lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged, vacated or reversed or the execution thereof stayed pending appeal, or shall not have been discharged, vacated or reversed within 60 days after the expiration of any such stay;

     (q) Liens securing Indebtedness permitted pursuant to clause (3) or (6) of paragraph (b) of the covenant described under "--Certain Covenants--Limitation on Indebtedness";

     (r) Liens consisting of leases by us as lessor or sublessor to lessee or sublessee of any aircraft or other flight equipment in accordance with the Aircraft Mortgage; and

     (s) Liens in favor of Boeing on the Collateral which are (A) junior and subordinate to the Lien securing the exchange notes, (B) granted by us as security on any loan to us or AirTran Holdings, Inc. and (C) remedies of which may not be exercised until the Liens granted pursuant to the Collateral Documents are released; and

     (t) Liens in favor of credit card processors relating to the holdback of such credit card processors for purchased but unused tickets.

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     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Pledged Aircraft" or "Aircraft" means each of the Airframes (as defined) together with the Engines relating thereto and any Airframes which may from time to time be substituted for such Airframes pursuant to the terms of the Collateral Documents.

     "Preferred Stock" as applied to the Capital Stock of any Person means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

     "principal" of an exchange note means the principal of the exchange note plus the premium, if any, payable on the exchange note which is due or overdue or is to become due at the relevant time.

     "Receivables" means accounts receivables, chattel paper, instruments, documents or general intangibles evidencing or relating to the right to payment of money and other similar assets, in each case, relating to such receivables, including any interest in merchandise or goods, the sale or lease of which gave rise to such receivables, related contractual rights, guarantees, insurance proceeds, collections, other related assets and proceeds of all of the foregoing.

     "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange for, such indebtedness. "Refinanced" or "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of ours or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that (i) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced and (iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; provided further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary that Refinances our Indebtedness or (y) Indebtedness of ours or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

     "Registrar" means an office or agency where the exchange notes may be presented for registration of transfer or for exchange. The Trustee has been appointed by us to serve as Registrar.

     "Restricted Payment" with respect to any Person means (i) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to us or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation)), (ii) the purchase, redemption or other acquisition or retirement for value of any of our Capital Stock held by any Person or of any Capital Stock of a Restricted

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Subsidiary held by any Affiliate of ours (other than a Restricted Subsidiary and other than pro rata purchases, redemptions, acquisitions or retirements made by a Subsidiary that is not a Wholly Owned Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into our Capital Stock that is not Disqualified Stock), (iii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) the making of any Investment in any Person (other than a Permitted Investment). Any purchase or redemption of Capital Stock by an employee stock ownership or benefit plan shall not constitute a Restricted Payment except to the extent, if any, that such purchase or redemption is financed by us or its Restricted Subsidiaries.

     "Restricted Securities" means the exchange notes that bear or are required to bear the legends relating to restrictions on transfer.

     "Restricted Subsidiary" means the B717 Subsidiary and any Subsidiary of ours that is not an Unrestricted Subsidiary. Notwithstanding anything to the contrary contained in the Indenture, the B717 Subsidiary shall be deemed a Restricted Subsidiary notwithstanding the fact that such B717 Subsidiary may not be a Subsidiary Guarantor under the Indenture.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby we or a Restricted Subsidiary transfers such property to a Person and we or a Restricted Subsidiary leases it from such Person.

     "SEC" means the Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933.

     "Senior Credit Facilities" means one or more credit facilities between us and one or more financial institutions named therein as lenders providing for term borrowings and/or revolving borrowings, including all related notes, collateral documents, instruments and agreements executed in connection therewith, in each case as may be amended, supplemented, restated or otherwise modified from time to time and including any replacement, extension, modification or renewal thereof, provided, that, a credit facility shall not be a "Senior Credit Facility" unless (a) the lenders and/or agent for the lenders of such credit facility have entered into an amended and restated Collateral Trust Agreement subject to the provisions of such Agreement relating to a "Senior Credit Facility" and (b) our counsel has delivered a non-contravention opinion to the Trustee reasonably satisfactory to the Trustee.

     "Senior Credit Facility Limit" means, as of the date of determination, the principal amount equal to the lesser of (a) $30 million and (b) the aggregate principal amount of Receivables of ours outstanding at such time.

     "Senior Indebtedness" of any Person means (i) the outstanding principal amount of, and premium (if any) on, the Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred and (ii) accrued interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us to the extent post-filing interest is allowed in such proceeding) in respect of (A) indebtedness for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable unless, in the case of (i) and (ii), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the exchange notes; provided, however, that Senior Indebtedness shall not include (1) any obligation of

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such Person to any Subsidiary of such Person, (2) any liability for federal, state local or other taxes owed or owing by such Person, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of such Person (and any accrued interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person or (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

     "Spare Parts" means our aircraft spare parts, including each of the following: (1) expendables, (2) pipeline spares and other non-capital, rotable airframe and engine components, and (3) capital units and other parts that will normally last the life of the aircraft, such as spare control surfaces, landing gears, avionics units and engine accessories, in each case, whether now existing or acquired after the Issue Date.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "Subordinated Obligation" means any of our Indebtedness (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the exchange notes pursuant to a written agreement to that effect.

     "Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including membership or partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person,
(ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

     "Subsidiary Guaranty" means the Guarantee by a Restricted Subsidiary of our obligations with respect to the exchange notes. The form of such Guarantee is provided for in the Indenture. Each Subsidiary Guaranty will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable Restricted Subsidiary without rendering the Subsidiary Guaranty, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

     "Subsidiary Guarantor" means any Subsidiary that has executed and delivered in accordance with the Indenture a Subsidiary Guaranty, and such Person's successors and assigns; provided, however, notwithstanding anything to the contrary in the Indenture or any Collateral Documents, the B717 Subsidiary shall not be required to become a Subsidiary Guarantor.

     "Temporary Cash Investments" means any of the following: (i) any investment in U.S. Government Obligations; (ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust issuer which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust issuer has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor; (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above; (iv)

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investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by corporation (other than an Affiliate of ours) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's, or "A-1" (or higher) according to S&P's Ratings Group; and (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P's Ratings Group or "A" by Moody's.

     "Transaction Document" means the Indenture, the Purchase Agreement, the exchange notes, the Collateral Documents, each Subsidiary Guaranty, and the other agreements, documents, certificates and instruments now or hereafter executed or delivered by us, AirTran Holdings, Inc. or any Subsidiary or Affiliate of ours or AirTran Holdings, Inc. in connection with the Indenture.

     "Unrestricted Subsidiary" means (i) any Subsidiary of ours that at the time of determination shall be, or have been, designated an Unrestricted Subsidiary by our Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. Our Board of Directors may designate any Subsidiary of ours (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, ours or any other Subsidiary of ours that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "--Certain Covenants--Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) we could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "--Certain Covenants-- Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be made by us to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and a certificate of our chief executive officer, president or a vice president in the disciplines of finance, accounting or law certifying that such designation complied with the foregoing provisions.

     "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at our option.

     "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by us or one or more Wholly Owned Subsidiaries.

Registration Rights; Special Interest

     We and Boeing Capital Loan Corporation have entered into the Registration Rights Agreement on the Issue Date. Pursuant to the Registration Rights Agreement, we agreed, among other things, to file with the SEC the Exchange Offer Registration Statement with respect to the issuance of the exchange notes and to use our best efforts to cause the Exchange Offer Registration Statement to become effective as promptly practicable after filing and to keep the Exchange Offer Registration Statement effective until the consummation of the Exchange Offer pursuant to its terms. If the Exchange Offer Registration

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Statement ceases to be effective or usable in connection with resales of the exchange notes without being succeeded within 30 days by a "shelf" registration statement pursuant to Rule 415 filed and declared effective (such event a "Registration Default", and each period during which a Registration Default has occurred and is continuing, a "Registration Default Period"), then special interest ("Special Interest") on the old notes will accrue at a per annum rate of 0.50% for the first 90 days of the Registration Default Period, at a rate per annum of 0.50% for the second 90 days of the Registration Default Period and at a rate per annum of 0.25% thereafter for the remaining portion of the Registration Default Period. From and including the date on which all Registration Defaults have been cured, the accrual of Special Interest will cease. Special Interest is payable in addition to any other interest payable from time to time pursuant to the terms of the exchange notes.

     Holders of exchange notes will be required to make certain representations to us (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Exchange Offer Registration Statement and to provide comments on the Exchange Offer Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their exchange notes included in the Exchange Offer Registration Statement and benefit from the provisions regarding Special Interest set forth above.

Book-Entry, Delivery and Form

     The exchange notes will be issued in the form of one or more fully registered exchange note in definitive form. A definitive note may be exchanged for a beneficial interest in an exchange note in global form. Such global note will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York City, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below.

     Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for the exchange notes in definitive form except in the limited circumstances described below. See "--Exchange of Global Notes for Definitive Notes."

     In addition, transfer of beneficial interests in the global notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

     The notes may be presented for registration of transfer and exchange at the offices of the Registrar.

Depository Procedures

     DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

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     DTC has also advised us that pursuant to procedures established by it, (i)
upon deposit of the global notes, DTC will credit the accounts of Participants designated by Boeing Capital Loan Corporation with portions of the principal amount of global notes and (ii) ownership of such interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

     Investors in the global notes may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations that are Participants in such system. All interests in a global note may be subject to the procedures and requirements of DTC.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest. For certain other restrictions on the transferability of the notes, see "--Exchange of Global Notes for Definitive Notes."

     Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

     Payments in respect of the principal, premium, liquidated damages, if any, and interest on a global note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the exchange notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever regardless of whether such exchange note is overdue. Consequently, neither we, the Trustee nor any agent of ours or the Trustee will be effected by notice to the contrary.

     DTC has advised us that its current practices, upon receipt of any payment in respect of securities such as the exchange notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the global notes as shown on the records of DTC. Payments by Participants and the Indirect Participants to the beneficial owners of the exchange notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or its Participants in identifying the beneficial owners of the exchange notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the exchange notes for all purposes.

     Interests in the global notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a Holder of exchange notes only at the direction of one or more Participants to whose account DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such Participant or Participants has or have given direction. However, if there is an Event of

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Default under the exchange notes, DTC reserves the right to exchange global notes for exchange notes in definitive form, and to distribute such exchange notes to its Participants.

     The information in this section concerning DTC and its book-entry system has been obtained from sources believed to be reliable, but we take no responsibility for the accuracy thereof.

     Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among Participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither Boeing Capital Loan Corporation nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Definitive Notes

     A global note is exchangeable for definitive notes in registered certificated form if (i) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global note and we thereupon fail to appoint a successor depositary within 90 days after delivery of such notice or (b) has ceased to be a clearing agency registered under the Exchange Act, or (ii) we, at our option, notify the Trustee in writing that we elect to cause the issuance of the exchange notes in definitive form. In addition, beneficial interests in a global note may be exchanged for definitive notes upon request but only upon at least 20 days' prior written notice given to the Trustee from the DTC on behalf of any person having a beneficial interest in a global note in accordance with standing instructions and procedures existing between the DTC and Trustee. In all cases, definitive notes delivered in exchange for any global note or beneficial interest therein will be registered in the names and in such authorized denominations as the DTC shall instruct the Trustee.

     None of the Issuers or the Trustee will be liable for any delay by the global note Holder or DTC in identifying the beneficial owners of notes and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the global note Holder or DTC for all purposes.

Same Day Settlement and Payment

     We expect that the interests in the global notes will be eligible to trade in the DTC's Same-Day Funds Settlement system. As a result, secondary market trading activity in these interests will settle in immediately available funds, subject in all cases to the rules and procedures of the DTC and its participants. We expect that secondary trading in any definitive notes will also be settled in immediately available funds.

     Prior to 10:00 a.m. on each date on which the principal of, premium, if any, interest and Special Interest, if any, on the exchange notes are due, we shall deposit with the Trustee or Paying Agent in immediately available funds money sufficient to make cash payments, if any, due on such date in a timely manner which permits the Trustee or such Paying Agent to remit payment to the holders on such date.

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                   MATERIAL FEDERAL INCOME TAX CONSIDERATION

     The following discussion is a summary of the material United States federal income tax consequences relevant to the purchase, ownership and disposition of the exchange notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the exchange notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, holders whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the exchange notes as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction. In addition, this discussion is limited to persons acquiring the exchange notes pursuant to the exchange offer for a like principal amount of old notes sold by the company on April 12, 2001. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with exchange notes held as "capital assets" within the meaning of Section 1221 of the Code.

     As used herein, "United States Holder" means a beneficial owner of the exchange notes who or that is:

     . An individual that is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code;

     . A corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

     . An estate, the income of which is subject to United States federal income tax regardless of its source; or

     . A trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as United States person.

     We have not sought and will not seek any rulings from the Internal Revenue Service (the "IRS") with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the exchange notes or that any such position would not be sustained. If a partnership or other entity taxable as a partnership holds the exchange notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.

     PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

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United States Holders

Exchange Offer

     The exchange of the old notes for the exchange notes will not constitute a taxable exchange. As a result, (1) a United States Holder will not recognize a taxable gain or loss as a result of exchanging such holder's old notes; (2) the holding period of the exchange notes received will include the holding period of the old notes exchanged therefor; and (3) the adjusted tax basis of the exchange notes received will be the same as the adjusted tax basis of the old notes exchanged therefor immediately before such exchange. In addition, the tax consequences of ownership and disposition of an exchange note should be the same as the tax consequences of ownership and disposition of the old note exchanged therefor.

Interest and Original Issue Discount

     Because the old notes for which the exchange notes were being exchanged were issued with warrants to acquire AirTran stock as part of "investment units" (within the meaning of Section 1273(c)(2) of the Code) and a portion of the consideration for the acquisition of the investment units was allocable to the warrants, the old notes were issued with originally issue discount ("OID") for U.S. federal income tax purposes. As a result, the exchange notes will also have OID.

     Because the exchange notes are treated for federal income tax purposes as if they were the same as the old notes, the amount of OID on an exchange note will be calculated as if the exchange note and the old note were a single note that was issued at the time that the old note was originally issued, for an issue price equal to the issue price of the old note, and any accrued OID on the old note at the time of the exchange offer will carry over and be treated as accrued OID on the exchange notes.

     For federal income tax purposes, when a debt instrument is issued with OID, the holder of such instrument must include such OID in his income for the period during which the OID accrues even if no cash or other payment attributable to such OID income is received until maturity, redemption or other disposition of the debt instrument.

     The amount of OID, if any, on a debt instrument, such as the exchange notes, is the difference between its "stated redemption price" at maturity over its "issue price" (subject, generally, to a de minimis exception). The portion of any such OID that is to be accrued (and included in income) with respect to a debt instrument with a maturity of more than one year generally will be determined for each accrual period during the term of such debt instrument under the constant yield method, applied by (i) multiplying the adjusted issue price of the debt instrument at the beginning of the accrual period by its yield to maturity, and (ii) subtracting from that product the amount of any interest payments made during that accrual period that are based on a single fixed rate and are payable unconditionally in cash or in property (other than debt instruments of the issuer) at intervals of one year or less during the entire term of the debt instrument ("qualified stated interest"). The interest on the exchange notes will qualify as "qualified stated interest." The resulting amount is allocated ratably to each day in the accrual period, and the amount includible in a holder's income (whether on the cash or accrual method of accounting) with respect to the debt instrument is the sum of the resulting daily portions of OID for each day of the taxable year during which the holder held the debt instrument. Under these rules, a U.S. holder will generally have to include in income increasingly greater amounts of OID in successive accrual periods.

     The "issue price" of each debt instrument in an offering where the debt instruments are issued for cash rather than property will generally be the first price at which a substantial amount of that particular offering is sold (other than to an underwriter, placement agent or wholesaler) if the offering is public, or the price paid by the first buyer of such debt instrument if the offering is not public. The "stated redemption price at maturity" of a debt instrument equals the sum of all payments to be made on such debt instrument other than qualified stated interest. The "adjusted issue price" of a debt instrument at the beginning of any accrual period is equal to its issue price increased by all previously accrued OID and reduced by the amount of all previous payments made on such debt instrument (other than payments of qualified stated interest). Generally, the tax basis of the debt instrument in the hands of the holder will be increased and decreased, respectively, by the same amounts.

     AirTran is required to furnish the IRS, and will furnish annually to the record holders of the exchange notes (other than corporations and other exempt recipients), certain information returns with respect to OID accruing during the calendar year. Because this information will be based upon the adjusted issue price of the exchange notes as if the holder were the original holder of the exchange notes, subsequent holders who purchase exchange notes for an amount other than the adjusted issue price for such notes or on a date other than the end of an accrual period for the exchange notes will be required to determine for themselves the amount of OID, if any, that they are required to report.

     POTENTIAL PARTICIPANTS IN THE EXCHANGE OFFER ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE POTENTIAL APPLICATION OF THE OID RULES TO THEIR OWNERSHIP OF THE EXCHANGE NOTES.

Stated Interest

     Payments of stated interest on the exchange notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder's method of accounting for United States federal income tax purposes.

Applicable High Yield Discount Obligations

     Pursuant to Section 163 of the Code, a portion of the OID accruing on certain debt instruments will be treated as a dividend eligible for the dividends-received deduction (to the extent that the corporation has current or accumulated earnings and profits), and the corporation issuing such debt instrument will not be entitled to deduct such portion of the OID and will be allowed to deduct the remainder of the OID only when paid.

     This treatment would apply to "applicable high yield discount obligations" ("AHYDO"), that is, debt instruments that have a term of more than five years, have a yield to maturity that equals or exceeds five percentage points over the "applicable federal rate" and have "significant" OID. A debt instrument is treated as having significant OID if the aggregate amount that would be includible in gross income with respect to such debt instrument for periods before the close of any accrual period ending after the date five years after the date of issue exceeds the sum of (i) the aggregate amount of interest to be paid in cash under the debt instrument before the close of such accrual period and (ii) the product of the initial issue price of such debt instrument and its yield to maturity.

     AirTran previously determined that the old notes for which the exchange notes are being exchanged were AHYDOs. Because the exchange notes are treated for federal income tax purposes as if they were the same as the old notes, the exchange notes should also be treated as AHYDOs. Therefore, a holder will be treated as receiving dividend income (to the extent of AirTran's current and accumulated earnings and profits) solely for purposes of the dividends-received deduction in an amount equal to the "disqualified portion" of the OID of such AHYDO. The "disqualified portion" of the OID will generally be the lesser of
(1) the amount of the OID or (2) an amount that bears the same ratio to the total interest (including both OID and qualified stated interest) on the exchange notes as (i) the excess of the exchange notes' yield to maturity over the applicable federal rate plus 6 percentage points, bears to (ii) the exchange notes' yield to maturity. AirTran will be permanently unable to deduct any disqualified portion of OID on the notes and may not deduct any remaining interest or OID until it is actually paid. To the extent that AirTran's earnings and profits are insufficient, any portion of the OID that otherwise would have been recharacterized as a dividend for purposes of the dividends-received deduction will continue to be taxed as ordinary OID income in accordance with the rules described above.

Sale or Other Taxable Disposition of the Exchange Notes

     A United States Holder will recognize gain or loss on the sale, redemption, retirement or other taxable disposition of an exchange note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income) and the United States Holder's adjusted tax basis in the note. A United States Holder's adjusted basis in an exchange note generally will be the United States Holder's cost therefor increased by any OID previously included in income by the holder and reduced by any payments other than qualified stated interest payments on the exchange note received by such holder. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the United States Holder has held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss.

Backup Withholding

     A United States Holder may be subject to a 30.5% backup withholding tax (30% with respect to payments made after December 31, 2001) when such holder receives interest and principal payments on the exchange notes held or upon the proceeds received upon the sale or other disposition of such exchange notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A United States Holder will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder:

     . fails to furnish its taxpayer identification number ("TIN"), which, for an individual, is ordinarily his or her social security number;

     .  furnishes an incorrect TIN;

     . is notified by the IRS that it has failed to properly report payments of interest or dividends; or

     . fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding.

     A United States Holder should consult his or her personal tax advisor regarding his or her qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and a taxpayer may use amounts withheld as a credit against his or her United States federal income tax liability, which may entitle him or her to a refund, as long as he or she timely provides certain information to the IRS.

Non-United States Holders

Definition of Non-United States Holders; Interest Payments and Gains from Dispositions

     A non-United States Holder is a beneficial owner of the exchange notes who is not a United States Holder. Interest paid to a non-United States Holder will not be subject to United States federal income or withholding tax (which for purposes of this discussion includes OID) provided that:

     . such payment is not effectively connected with a United States trade or business of the non-United States Holder;

     . such holder does not directly or indirectly, actually or constructively own 10% or more of the total combined voting power of all of our classes of stock;

     . such holder is not a controlled foreign corporation that is related to us through stock ownership and is not a bank that received such exchange notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

     . either (1) the non-United States Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a "United States person" within the meaning of the Code and provides its name or address, or (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the exchange notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the non-United States Holder, has received from the non-United States Holder a statement, under penalties of perjury, that such holder is not a "United States person" and provides us or our paying agent with a copy of such statement.

     The certification requirement described above may require a non-United States Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its United States taxpayer identification number. The applicable regulations generally also require, in the case of an exchange note held by a foreign partnership, that

     .  the certification described above be provided by the partners; and

     .  the partnership provide certain information.

     Further, a look-through rule will apply in the case of tiered partnerships. Special rules are applicable to intermediaries. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     The gross amount of payments of interest (including OID) on an exchange note that do not meet the requirements listed above and that are not effectively connected with the conduct of a trade or business in the United States will be subject to withholding tax at a rate of 30% unless a tax treaty applies to reduce or eliminate that withholding.

     A non-United States Holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of an exchange note. However, a non-United States Holder may be subject to tax on such gain if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a United States federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain.

     If interest (including OID) or gain from a disposition of the exchange notes is effectively connected with a non-United States Holder's conduct of a United States trade or business and, if an income tax treaty applies, the non-United States Holder maintains a United States "permanent establishment" to which the interest or gain is generally attributable, the non-United States Holder may be subject to United States federal income tax on the interest or gain on a net basis at applicable graduated rates in the same manner as if it were a United States Holder. If interest income received with respect to the exchange notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of an exchange note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty.

For this purpose, interest on an exchange note or gain recognized on the disposition of an exchange note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

Backup Withholding and Information Reporting

     Backup withholding and information reporting will not apply to payments made by us or our paying agents, in their capacities as such, to a non-United States Holder of an exchange note if the holder has provided the required certification that it is not a United States person as described above, provided that neither we nor our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

     Payments of the proceeds from a disposition by a non-United States Holder of an exchange note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, if certain conditions are met and the broker does not have actual knowledge or reason to know that the holder is a United States person and the holder provides certification as to its non-United States status or otherwise establishes an exemption.

     Payment of the proceeds from a disposition by a non-United States Holder of an exchange note made to or through the United States office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding and the broker has no actual knowledge, or reason to know, that the holder or beneficial owner is not entitled to an exemption.

     Non-United States Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations. Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder will be allowed as a credit against the holder's United States federal income tax liability and may entitle the holder to a refund, provided the required information is furnished timely to the IRS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus together with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in the resales of exchange notes received in exchange for old notes where those old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in any such resale.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on interpretations of the staff of the SEC, we believe that you may offer for resale, resell or otherwise transfer the exchange notes without complying with the registration and prospectus delivery requirements of the Securities Act if you:

     . acquire the notes issued in the exchange offer in the ordinary course of your business;

     . are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the notes issued to you in the exchange offer; and

     . are not an "affiliate" of ours as defined in Rule 405 of the Securities Act.

     We have based our belief on the interpretation of the staff of the SEC set forth in no-action letters issued to other companies. We have not, however, requested the SEC to issue an interpretation with respect to resales of the exchange notes, and we do not expect to do so in the future.

     If any of these conditions are not satisfied and you transfer any exchange notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for or indemnify you against any liability you may incur.

     We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of old notes including any broker-dealers, and certain parties related to such holders, against certain types of liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the securities issuable under this prospectus will be passed upon for us by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

                                    EXPERTS

     The consolidated combined financial statements and schedule of AirTran Airways, Inc. at December 31, 2000 and 1999, and for each of the three years in the period ending December 31, 2000 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

              INDEX TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS

                                   CONTENTS

Report of Independent Auditors....................................................  F-2

Consolidated combined statements of operations - Years ended
December 31, 2000, 1999, and 1998.................................................  F-3

Consolidated combined balance sheets - December 31, 2000, and 1999................  F-4

Consolidated combined statements of stockholder's equity (deficit) - Years ended
December 31, 2000, 1999, and 1998.................................................  F-6

Consolidated combined statements of cash flows - Years ended
December 31, 2000, 1999, and 1998.................................................  F-7

Notes to consolidated combined financial statements - December 31, 2000...........  F-8

Condensed consolidated combined statements of operations - Six months ended
June 30, 2001 and 2000 (unaudited)................................................  F-26

Condensed consolidated combined balance sheets - June 30, 2001 (unaudited)
and December 31, 2000.............................................................  F-27

Condensed consolidated combined statements of cash flow - Six months ended
June 30, 2001 and 2000 (unaudited)................................................  F-29

Notes to the condensed consolidated combined financial statements (unaudited).....  F-30


                        Report of Independent Auditors

The Stockholder and Board of Directors
AirTran Airways, Inc.

We have audited the accompanying consolidated combined balance sheets of AirTran Airways, Inc., as of December 31, 2000 and 1999, and the related consolidated combined statements of operations, stockholder's equity (deficit), and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated combined financial position of AirTran Airways, Inc., at December 31, 2000 and 1999, and the consolidated combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                 /s/ Ernst & Young LLP


Atlanta, Georgia
January 21, 2001
except for Note 5 as to which the date is March 22, 2001

                             AirTran Airways, Inc.

                Consolidated Combined Statements of Operations

                                (In thousands)


                                                                      Year ended December 31
                                                             2000             1999             1998
                                                           ------------------------------------------
Operating Revenues:
 Passenger                                                 $604,826         $486,487         $420,901
 Cargo                                                        4,183            3,888            3,488
 Other                                                       15,085           33,093           14,918
                                                           ------------------------------------------
Total operating revenues                                    624,094          523,468          439,307

Operating Expenses:
 Salaries, wages and benefits                               137,391          120,737          108,461
 Aircraft fuel                                              140,404           68,331           71,922
 Maintenance, materials and repairs                          73,238           86,374           74,577
 Distribution                                                39,972           37,278           34,886
 Landing fees and other rents                                28,752           27,004           23,366
 Marketing and advertising                                   16,412           15,643           15,112
 Aircraft rent                                               12,616            4,869            7,241
 Depreciation                                                23,087           28,533           28,591
 Other operating                                             71,071           58,952           66,216
 Impairment loss                                                  -          147,735           27,492
                                                           ------------------------------------------
Total operating expenses                                    542,943          595,456          457,864
                                                           ------------------------------------------
Operating Income (Loss)                                      81,151          (71,988)         (18,557)

Interest (Income) Expense:
 Interest income                                             (5,602)          (3,183)          (3,181)
 Interest expense ($16,163 in 2000, 1999
  and 1998 to AirTran Holdings)                              39,317           27,850           25,362
                                                           ------------------------------------------
Interest expense, net                                        33,715           24,667           22,181
                                                           ------------------------------------------

Income (Loss) Before Income Taxes                            47,436          (96,655)         (40,738)
Provision For Income Taxes                                        -            2,739                -
                                                           ------------------------------------------
Net Income (Loss)                                          $ 47,436         $(99,394)        $(40,738)
                                                           ==========================================

See accompanying notes.

                             AirTran Airways, Inc.

                     Consolidated Combined Balance Sheets

                       (In thousands, except share data)


                                                                                 December 31
                                                                           2000             1999
                                                                         -------------------------
Assets:
Current assets:
 Cash and cash equivalents                                               $ 78,127         $ 58,102
 Restricted cash                                                           25,710           18,069
 Accounts receivable, less allowance of $1,231 and $927 at
  December 31, 2000 and 1999, respectively                                  9,388            7,599
 Spare parts, materials and supplies, less allowance for
  obsolescence of $6,171 and $2,260 at December 31, 2000 and
  1999, respectively                                                       10,536            5,816
 Prepaid expenses                                                          14,136           14,058
                                                                         -------------------------
Total current assets                                                      137,897          103,644

Property and Equipment:
 Flight equipment                                                         340,952          244,662
 Less: Accumulated depreciation                                           (23,300)          (4,973)
                                                                         -------------------------
                                                                          317,652          239,689

 Purchase deposits for flight equipment                                    26,194           22,562

 Other property and equipment                                              27,461           24,914
 Less: Accumulated depreciation                                           (16,018)         (13,436)
                                                                         -------------------------
                                                                           11,443           11,478
                                                                         -------------------------
 Total property and equipment                                             355,289          273,729

Other Assets:
 Intangibles resulting from business acquisition                           15,080           15,628
 Trade names                                                               22,401           23,234
 Unexpended debt proceeds - restricted                                          -           39,232
 Debt issuance costs                                                        5,381            4,718
 Other assets                                                               9,980            5,814
                                                                         -------------------------
Total assets                                                             $546,028         $465,999
                                                                         =========================

See accompanying notes.

                             AirTran Airways, Inc.

                       (In thousands, except share data)

                                                                                                   December 31
                                                                                            2000                 1999
                                                                                         ------------------------------
Liabilities and stockholder's deficit:
Current liabilities:
 Accounts payable                                                                        $   8,678            $  10,410
 Accrued liabilities                                                                        64,846               54,253
 Air traffic liability                                                                      33,765               23,491
 Due to AirTran Holdings, Inc.                                                               3,203                3,203
 Current portion of long-term debt                                                          62,491               19,569
                                                                                         ------------------------------
Total current liabilities                                                                  172,983              110,926

Long-term debt, less current portion                                                       215,412              246,119

Due to AirTran Holdings, Inc.                                                              160,368              159,125

Stockholder's Deficit:
 Common stock, no par value per share, 2,000 shares authorized, and 1,100
  issued and outstanding at December 31, 2000 and 1999                                           -                    -

 Additional paid-in capital                                                                208,665              208,665
 Accumulated deficit                                                                      (211,400)            (258,836)
                                                                                         ------------------------------
Total stockholder's deficit                                                                 (2,735)             (50,171)
                                                                                         ------------------------------
Total liabilities and stockholder's deficit                                              $ 546,028            $ 465,999
                                                                                         ==============================

See accompanying notes.

                             AirTran Airways, Inc.

           Consolidated Combined Statements of Stockholder's Equity

                                (In thousands)




                                                                  Common Stock
                                                       --------------------------------                             Total
                                                                             Additional                          Stockholder's
                                                                               Paid-in         Accumulated          Equity
                                                         Shares    Amount      Capital           Deficit           (Deficit)
                                                       -----------------------------------------------------------------------
Balance at December 31, 1997                              1,100     $ -        $208,665         $(118,704)          $ 89,961
   Net loss                                                   -       -               -           (40,738)           (40,738)
                                                       ---------------------------------------------------------------------
Balance at December 31, 1998                              1,100       -         208,665          (159,442)            49,223
  Net loss                                                    -       -               -           (99,394)           (99,394)
                                                       ---------------------------------------------------------------------
Balance at December 31, 1999                              1,100       -         208,665          (258,836)           (50,171)
  Net income                                                  -       -               -            47,436             47,436
                                                       ---------------------------------------------------------------------
Balance at December 31, 2000                              1,100     $ -        $208,665         $(211,400)          $ (2,735)
                                                       =====================================================================



See accompanying notes.

                             AirTran Airways, Inc.

                Consolidated Combined Statements of Cash Flows

                                (In thousands)


                                                                            Year ended December 31
                                                                   2000               1999              1998
                                                                 ---------------------------------------------
Operating activities
Net income (loss)                                                $ 47,436          $ (99,394)         $(40,738)
Adjustments to reconcile net income (loss) to
 cash provided by (used for) operating activities:
  Depreciation and amortization                                    25,290             29,644            30,737
  Impairment loss                                                       -            147,735            27,492
  Provisions for uncollectible accounts                             4,626              4,022             8,003
  Deferred income taxes                                                 -              2,387                 -
  Changes in current operating assets and liabilities:
   Restricted cash                                                 (7,641)            (4,610)           (7,494)
   Accounts receivable                                             (6,415)            (3,837)          (11,564)
   Spare parts, material and supplies                              (5,312)            (1,657)           (1,931)
   Other assets                                                    (3,943)            (5,169)            5,715
   Accounts payable and accrued liabilities                         4,289               (636)          (19,412)
   Air traffic liability                                           10,274              6,469             2,106
                                                                 ---------------------------------------------
Net cash provided by (used for) operating activities               68,604             74,954            (7,086)

Investing activities
Purchases of property and equipment                               (77,709)          (187,667)          (66,751)
(Payment) refund of aircraft purchase deposits                     (6,770)             4,374                 -
Restricted funds for aircraft purchases                            39,232            (39,232)                -
Proceeds from disposal of equipment                                48,980             24,815               370
                                                                 ---------------------------------------------
Net cash provided by (used for) investing activities                3,733           (197,710)          (66,381)

Financing activities
Issuance of long-term debt                                              -            244,756             6,100
Payments of long-term debt                                        (53,555)           (76,801)          (10,844)
Increase in due to AirTran Holdings, Inc.                           1,243              2,021            38,807
                                                                 ---------------------------------------------
Net cash provided by (used for) financing activities              (52,312)           169,976            34,063
                                                                 ---------------------------------------------

Net increase (decrease) in cash and cash equivalents               20,025             47,220           (39,404)
Cash and cash equivalents at beginning of period                   58,102             10,882            50,286
                                                                 ---------------------------------------------
Cash and cash equivalents at end of period                       $ 78,127          $  58,102          $ 10,882
                                                                 =============================================

Supplemental disclosure of cash flow activities:
Cash paid for interest, net of amounts capitalized               $ 35,607          $  23,911          $ 21,557
Cash paid (refunded) for income taxes                               1,141                420            (9,686)
Noncash financing and investing activities:
 Acquisition of equipment for debt                                 63,144                  -                 -
 Acquisition of equipment for capital leases                        2,627                  -                 -
 Purchase and sale-leaseback of equipment                          62,608                  -                 -


See accompanying notes.

                             AirTran Airways, Inc.

              Notes to Consolidated Combined Financial Statements

                               December 31, 2000



1. Summary of Significant Accounting Policies

Reorganization and Principles of Consolidation

AirTran Airways, Inc. (AirTran) is a wholly-owned subsidiary of AirTran Holdings, Inc. (AirTran Holdings) and conducts all of the operations of AirTran Holdings. Pursuant to a Plan of Reorganization and Agreement of Merger, AirTran Holdings acquired Airways Corporation (Airways) on November 17, 1997, through a merger of Airways with and into AirTran Holdings (the Airways Merger). The then current shareholders of Airways became stockholders of AirTran Holdings (formerly ValuJet, Inc.), and AirTran Airways, Inc., Airways' wholly-owned subsidiary, became a wholly-owned subsidiary of AirTran Holdings. On August 6, 1999, AirTran Airlines, Inc., a wholly-owned subsidiary of AirTran Holdings, was merged with and into AirTran Airways, Inc.

The consolidated combined financial statements include the accounts of AirTran Airlines, Inc. and AirTran Airways, Inc. and of the Company's wholly-owned subsidiary for all periods presented. All significant intercompany transactions have been eliminated.

Description of Business

AirTran offers affordable scheduled air transportation and mail service, serving short-haul markets primarily in the eastern United States.

Use of Estimates

The preparation of consolidated combined financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the consolidated combined financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the consolidated combined financial statements.

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Restricted cash primarily represents amounts escrowed relating to air traffic liability.

                             AirTran Airways, Inc.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable are due primarily from major credit card processors and travel agents. These receivables are unsecured. We provide an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

Spare Parts, Materials and Supplies

Spare parts, materials and supplies are stated at cost using the first-in, first-out method (FIFO). These items are charged to expense when used. Allowances for obsolescence are provided over the estimated useful life of the related aircraft and engines for spare parts expected to be on hand at the date aircraft are retired from service.

Property and Equipment

Property and equipment is stated on the basis of cost. Flight equipment is depreciated to its salvage values using the straight-line method.

The B717 fleet has a salvage value of 10% and useful life of 25 years. In conjunction with the 1999 impairment charge, the DC-9 fleet was written down to its fair market value. Accordingly, the salvage values were revised to 38% - 52%, and the useful lives were revised to one to three years. In conjunction with the 1998 impairment charge, the B737 fleet was written down to its fair market value, and we believe that the fair market value is indicative of its salvage value. The useful lives of the B737 aircraft were revised to two years. Aircraft parts are depreciated over the respective fleet life to a salvage value of 5%.

Other property and equipment is depreciated over three to ten years.

Measurement of Impairment

In accordance with Statement of Financial Accounting Standard (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, we record impairment losses on long-lived assets used in operations when events or circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the net book value of those assets. See Note 9.

                             AirTran Airways, Inc.

1. Summary of Significant Accounting Policies (continued)

Intangibles

The trade name and intangibles resulting from business acquisitions consist of cost in excess of net assets acquired, and are being amortized using the straight-line method over 30 years. Accumulated amortization at December 31, 2000 and 1999, was approximately $5.1 million and $3.7 million, respectively.

The carrying value of cost in excess of net assets acquired is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If such an event occurred, we would prepare projections of future results of operations for the remaining amortization period. If such projections indicated that the expected future net cash flows (undiscounted and without interest) are less than the carrying amount of cost in excess of net assets acquired, we would record an impairment loss in the period such determination is made, based on the fair value of the related business.

Capitalized Interest

Interest attributable to funds used to finance the acquisition of new aircraft is capitalized as an additional cost of the related asset. Interest is capitalized at our weighted average interest rate on long-term debt or, where applicable, the interest rate related to specific borrowings. Capitalization of interest ceases when the asset is placed in service. In 2000, 1999, and 1998, approximately $8.8 million, $6.7 million, and $3.3 million of interest cost was capitalized, respectively.

Aircraft and Engine Maintenance

We account for airframe and engine overhaul costs using the direct-expensing method. Overhauls are performed on a continuous basis, and the cost of overhauls and routine maintenance costs for airframe and engine maintenance are charged to maintenance expense as incurred.

Advertising Costs

Advertising costs are charged to expense in the period the costs are incurred. Advertising expense was approximately $15.7 million, $14.8 million, and $14.8 million for the years ended December 31, 2000, 1999, and 1998, respectively.

                             AirTran Airways, Inc.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Passenger and cargo revenue is recognized when transportation is provided. Transportation purchased but not yet used is included in air traffic liability.

Stock-Based Compensation

AirTran Holdings grants stock options for a fixed number of shares to our officers, directors, key employees and consultants, with an exercise price equal to or below the fair value of the shares at the date of grant. We account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly recognize compensation expense only if the market price of the underlying stock exceeds the exercise price of the stock option on the date of grant.

SFAS No. 123, Accounting for Stock-Based Compensation, provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. However, we will continue to account for stock-based compensation in accordance with APB Opinion No. 25. See Note 7.

Earnings Per Share

Per share data has not been presented since such data provides no useful information as the shares of AirTran are closely held.

Recently Issued Accounting Standards

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended in June 2000 by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which requires companies to recognize all derivatives as either assets or liabilities in the balance sheet and measure such instruments at fair value. As amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, we will adopt SFAS 133 effective January 1, 2001. Adoption of these new accounting standards will result in a cumulative after-tax reduction to net income of approximately $0.7 million, and an increase to other comprehensive income of approximately $1.3 million, in the first quarter of 2001. The adoption will also impact assets and liabilities recorded on the balance sheet. The ongoing effects will depend upon future market conditions and our hedging activities. See Note 3.

                             AirTran Airways, Inc.

2. Commitments and Contingencies

At December 31, 2000, our contractual commitments consisted primarily of scheduled aircraft acquisitions. Initially, we contracted with an affiliate of Boeing to purchase 50 B717 aircraft for delivery between 1999 and 2002, with options to purchase an additional 50 B717s. During the second quarter of 2000, we revised our contracts with Boeing relating to the purchase and financing of our future B717 aircraft deliveries. The revised contract provides for a delivery schedule as follows: 1999 (eight aircraft - all delivered), 2000 (eight aircraft - all delivered), 2001 (12 aircraft), 2002 (12 aircraft), and 2003 (10 aircraft). In connection with our agreement with Boeing, we also recharacterized the 50 option aircraft to provide for 25 options, 20 purchase rights, and five rolling options. The options and purchase rights, to the extent exercised, would provide for delivery to us of all of our B717s on or before September 30, 2005. Prior to this revision, we had committed to purchase 50 B717 aircraft during the following years: 1999 (eight aircraft), 2000 (eight aircraft), 2001 (16 aircraft), and 2002 (18 aircraft). Also prior to the revision, the 50 option aircraft, if exercised, would have been available for delivery between January 2003 and January 2005.

Aggregate funding needed for these and all other aircraft commitments was approximately $669 million at December 31, 2000. Of this amount, approximately $6.9 million and $12.5 million are required to be paid in progress payments in 2001 and 2002, respectively. After progress payments, the balance of the total purchase price must be paid or financed upon delivery of each aircraft. While the major airframe manufacturer is required to provide credit support for a limited portion of third-party financing, we will be required to obtain financing from other sources relating to these deliveries. If we exercise our options and purchase rights to acquire up to an additional 50 aircraft, additional payments could be required beginning in 2001. In conjunction with these contractual commitments, we have made nonrefundable deposits of approximately $26.2 million at December 31, 2000.

In November 1997, AirTran Holdings filed a suit against SabreTech and its parent corporation seeking to hold them responsible for the accident involving Flight
592. On September 23, 1999, we settled the lawsuit against SabreTech and its parent. The net proceeds of $19.6 million from the settlement are included in other revenue in the 1999 statement of operations.

Several stockholder class action suits were filed against AirTran Holdings and certain of our current and former executive officers and directors. The suits were subsequently consolidated into a single action. On December 31, 1998, AirTran Holdings entered into a Memorandum of Understanding to settle the consolidated lawsuit. Although AirTran Holdings denied that we violated any of our obligations under the federal securities laws, we paid $2.5 million in cash and $2.5 million in common stock in the settlement that was approved on October 28, 1999.

                             AirTran Airways, Inc.

2. Commitments and Contingencies (continued)

From time to time, we are engaged in other litigation arising in the ordinary course of our business. We do not believe that any such pending litigation will have a material adverse effect on our results of operations or financial condition.

3. Fuel Price Risk Management

We entered into fuel-hedging contracts consisting of fixed price swap agreements and collar structures to protect against increases in aircraft fuel prices. The change in market value of such agreements has a high correlation to the price changes of the fuel being hedged. Periodic settlements under the agreements are recognized as a component of fuel expense when the underlying fuel being hedged is used. Gains and losses on the agreements would be recognized immediately should the changes in the market value of the agreements cease to have a high correlation to the price changes of the fuel being hedged. As of December 31, 2000, we hedged approximately 50 percent of our projected first quarter 2001 fuel needs at a price no higher than $29 per barrel of crude oil, and approximately 30 percent of our projected needs for the remainder of 2001 at a price no higher than $24 per barrel of crude oil. The fair value of our fuel-hedging agreements at December 31, 2000, representing the amount we would receive upon termination of the agreement, totaled $0.8 million. If in the future a fuel-hedging contract were terminated, any resulting gain or loss would be deferred and amortized to fuel expense over the remaining life of the contract. A default by the broker-dealer to an agreement would expose us to potential fuel price risk on the remaining fuel purchases, in that we would be required to purchase fuel at the current fuel price, rather than according to the hedging agreement. We do not enter into fuel-hedging contracts for trading purposes.

4. Accrued Liabilities

                                                        December 31
                                                   2000             1999
                                                 ------------------------
                                                       (In Thousands)

Accrued maintenance                               19,307           24,278
Accrued interest                                   9,902            6,244
Accrued salaries, wages and benefits              10,617            8,961
Deferred gain                                     10,122            6,300
Accrued federal excise taxes                       4,348            2,176
Other                                             10,550            6,294
                                                 ------------------------
                                                 $64,846          $54,253
                                                 ========================

                             AirTran Airways, Inc.

5. Long-Term Debt, Including Capital Lease Obligations

                                                                         December 31
                                                                   2000              1999
                                                                 --------------------------
                                                                      (In Thousands)
Aircraft notes payable through 2017, 10.63% weighted
 average interest rate                                           $131,826          $178,850

Senior secured notes due April 2001, 10.50% interest rate
                                                                   80,000            80,000
Promissory notes for aircraft and other equipment
 payable through 2018, 8.27 % to 11.76% interest rates             64,043             6,838

Capital lease obligations                                           2,034                 -
                                                                 --------------------------
Less current maturities                                           277,903           265,688
                                                                  (62,491)          (19,569)
                                                                 --------------------------
                                                                 $215,412           246,119
                                                                 ==========================

We completed a private placement of $178.9 million enhanced equipment trust certificates (EETCs) on November 3, 1999. The EETC proceeds were used to replace loans for the purchase of the first ten B717 aircraft delivered, and all ten aircraft were pledged as collateral for the EETCs. In March 2000, we sold and leased back two of the B717s in a leveraged lease transaction reducing the outstanding principal amount of the EETCs by $35.9 million. Principal and interest payments on the EETCs are due semiannually through April 2017. Unexpended proceeds from the EETCs issue at December 31, 2000 and December 31, 1999 were $0 and $39.2 million, respectively.

We, along with AirTran Holdings, entered into an amended and restated financing commitment with Boeing Capital Services Corporation (Boeing Capital) on March 22, 2001, in order to refinance our senior secured notes due April 2001, to refinance AirTran Holdings' senior notes due April 2001 and to provide additional liquidity. The cash flow generated from the Boeing Capital transactions, together with internally generated funds, will be sufficient to retire the senior secured notes and senior notes at maturity. Funding of the refinancing is subject to various matters including: our being current on all payment obligations to Boeing; maintaining our corporate existence; continuing to be a certificated air carrier; not voluntarily or involuntarily

                             AirTran Airways, Inc.

5. Long-Term Debt, Including Capital Lease Obligations (continued)

terminating or suspending our operations; and there being no total loss of an aircraft, the result of which would have a material and adverse effect on us or our business. The components of the refinancing are as follows (in thousands):

Senior secured notes due 2008                                        $169,500
AirTran Holdings' subordinated notes due 2009                          17,500
AirTran Holdings' convertible notes due 2009                           17,500
                                                                     --------
                                                                     $204,500
                                                                     ========

The new senior secured notes will bear a fixed rate of interest to be determined at closing equal to the sum or difference of 12.25% and changes in Boeing Capital's cost of borrowing from and after November 9, 2000, to closing. Principal payments of approximately $3.3 million plus interest will be payable semiannually. In addition, there are certain mandatory prepayment events, including a $3.1 million prepayment upon the consummation of each of 12 sale-leaseback transactions for B717 aircraft expected to occur between April 2001 and February 2002. The new senior secured notes will be secured by substantially all of the assets of AirTran Airways not otherwise encumbered, and are noncallable for four years. In the fifth year, they can be prepaid at a premium of 4% and in the sixth year at a premium of 2%. In connection with the issuance of the new senior secured notes, AirTran Holdings will issue detachable warrants to Boeing Capital for the purchase of 4% of AirTran Holdings' common stock (approximately 3.0 million shares) for $4.51 per share. The warrants have an estimated value of $12.6 million and expire in five years. This amount will be amortized to interest expense over the life of the new senior secured notes.

AirTran Holdings issued subordinated notes and convertible notes. The subordinated notes will bear interest at the higher of: (a) 13%, or (b) the rate on the new senior secured notes plus 1%. Interest is payable quarterly in arrears, and no principal payments are due prior to maturity in 2009 except for mandatory quarterly prepayments equal to 25% of AirTran's net income.

The stated interest rate on the AirTran Holdings' convertible notes, will be 7.75%, except that they will bear a higher rate of interest if AirTran Holdings' average common stock price during a calendar month is below $6.42, or if AirTran Holdings has not registered under the Securities Act of 1933 the common stock to be issued upon conversion of the notes. Interest will be payable semiannually in arrears. The notes are convertible at any time into approximately 3.2 million shares of AirTran Holdings' common stock. This conversion rate represents a beneficial

                             AirTran Airways, Inc.

5. Long-Term Debt, Including Capital Lease Obligations (continued)

conversion feature valued at approximately $5.6 million. This amount will be amortized, on AirTran Holding's financial statements, to interest expense over the life of the convertible notes. AirTran Holdings will be able to require Boeing Capital's conversion of the notes under certain circumstances.

The AirTran Holdings subordinated notes and convertible notes will be secured by: (1) a pledge of all of our rights under the B717 aircraft purchase agreement with the McDonnell Douglas Corporation (an affiliate of Boeing Capital), and (2) a subordinated lien on the collateral securing the new senior secured notes.

During 2000, we obtained a lease financing commitment from Boeing Capital which provided for the purchase and sale-leaseback of up to 20 B717 aircraft (three of the 20 leases were completed in 2000). In connection with the Boeing Capital transactions, the lease financing commitment was amended to: (a) increase the term of the leases for the remaining 17 aircraft from 18 years to 18.5 years, and (b) increase Boeing Capital's purchase price by $3.1 million per aircraft or $52.7 million in the aggregate. As of February 28, 2001, five of the sale-leaseback transactions have closed in 2001. Upon closing of each sale-leaseback transaction occurring on or after funding of the new senior secured notes, we must make a principal payment of $3.1 million on the new senior secured notes.

In addition, in partial consideration of the refinancing transactions, we have granted Boeing an option to cause us to purchase or lease up to four additional B717 aircraft per year during 2001, 2002, and 2003. If we elect to lease, Boeing Capital will provide financing substantially equivalent to the lease financing commitment. These aircraft, and Boeing Capital's commitment to provide financing thereof, are supplemental to the 50 firm aircraft which are the subject of our existing purchase agreement with Boeing.

During the last quarter of 2000, we financed the acquisition of three B717 aircraft with promissory notes from Boeing. Subsequent to December 31, 2000, these notes were repaid through the sale and lease back of the three B717s. Accordingly, these notes are classified as long term debt.

During 2000, we entered into capital lease agreements for various capital assets (see Note 6).

Certain aircraft and engines with a book value totaling approximately $260.3 million serve as collateral on the senior secured notes, EETCs and promissory notes.

                             AirTran Airways, Inc.

5. Long-Term Debt, Including Capital Lease Obligations (continued)

The following table shows our maturities of long-term debt and capital lease obligations for the next five years, based on the maturities of the refinanced debt discussed above (in thousands):

2001                                                                             $ 62,491
2002                                                                               19,881
2003                                                                               10,270
2004                                                                               11,479
2005                                                                               15,115
Thereafter                                                                         95,523
Promissory notes repaid in 2001 through the sale of equipment                      63,144
                                                                                 --------
                                                                                 $277,903
                                                                                 ========

6. Leases

Total rental expense charged to operations for aircraft, facilities and office space for the years ended December 31, 2000, 1999, and 1998 was approximately $30.9 million, $21.7 million, and $23.9 million, respectively.

We lease six DC-9s, one B737, and five B717s under operating leases with terms that expire through 2018. We have the option to renew the DC-9 leases for one or more periods of not less than six months. We have the option to renew the B717 leases for periods ranging from one to four years. The B717 leases have purchase options at or near the end of the lease term at fair market value, and two have purchase options based on a stated percentage of the lessor's defined cost of the aircraft at the end of the thirteenth year of the lease term. We also lease facilities from local airport authorities or other carriers, as well as office space under operating leases with terms ranging from one month to thirteen years. In addition, we lease ground equipment and certain rotables under capital leases.

The amounts applicable to capital leases included in property and equipment were (in thousands):

                                                                December 31
                                                          2000               1999
                                                        -------------------------
Flight equipment                                        $2,627                $ -
Less:  Accumulated depreciation                           (111)                 -
                                                        -------------------------
                                                        $2,516                $ -
                                                        =========================

                             AirTran Airways, Inc.

6. Leases (continued)

The following schedule outlines the future minimum lease payments at December 31, 2000, under noncancelable operating leases and capital leases with initial terms in excess of one year (in thousands):

                                                                   Capital        Operating
                                                                   Leases           Leases
                                                                   ------------------------
2001                                                               $  546          $ 33,015
2002                                                                  568            33,571
2003                                                                  564            34,233
2004                                                                  535            27,274
2005                                                                   95            25,969
Thereafter                                                              -           189,467
                                                                   ------------------------
Total minimum lease payments                                        2,308          $343,529
Less: amount representing interest                                   (274)         ========
                                                                   ------
Present value of future payments                                    2,034
Less: current obligations                                            (437)
                                                                   ------
Long-term obligations                                              $1,597
                                                                   ======


Capital lease obligations are included in long-term debt in the balance sheet.

7. Stock Option Plans

The Company participates in AirTran Holdings' 1993 Incentive Stock Options Plan, the 1994 and 1996 Stock Option Plans and the AirTran Holdings 1995 Stock Option Plan and 1995 Director Stock Option Plan whereby options to acquire common stock of AirTran Holdings may be granted to officers, directors, key employees and consultants of AirTran.

In connection with the acquisition of Airways in 1997, AirTran Holdings assumed the Airways Corporation 1995 Stock Option Plan (Airways Plan) and the Airways Corporation 1995 Director Stock Option Plan (Airways DSOP). Under the Airways Plan, up to 1.2 million incentive stock options or nonqualified options may be granted to our officers, directors, key employees or consultants. Under the Airways DSOP, up to 150,000 nonqualified options may be granted to directors.

                             AirTran Airways, Inc.

7. Stock Option Plans (continued)

Pro forma information regarding net income (loss) is required by SFAS No. 123, which also requires that the information be determined as if we had accounted for our employee stock options granted subsequent to December 31, 1994, under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999, and 1998, respectively: risk-free interest rates of 6.2%, 5.0% and 5.4%; no dividend yields; volatility factors of the expected market price of our common stock of 0.596, 0.648 and 0.710; and a weighted average expected life of the options of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Our pro forma information is as follows (in thousands):

                                                    2000             1999              1998
                                                   -----------------------------------------
Pro forma net income (loss)                        $45,059        $(102,173)         $(42,279)


The pro forma net income (loss) information presented above reflect stock options granted during 1995 and in later years, in accordance with SFAS No. 123. Accordingly, the full effect of calculating compensation expense for stock options under SFAS No. 123 is not reflected in the pro forma net income (loss) above, because compensation expense is recognized over the stock option's vesting period and compensation expense for stock options granted prior to January 1, 1995, is not considered.

                             AirTran Airways, Inc.

8. Income Taxes

AirTran, as a wholly-owned subsidiary, is included in AirTran Holdings' consolidated tax return. AirTran's provision for income taxes has been computed on the basis that it files separate consolidated returns with its subsidiary. Our provision for income taxes for the years ended December 31, 2000, 1999, and 1998 was $0, $2.7 million and $0, respectively. The components of our provision for income taxes is as follows (in thousands):

                                            2000             1999              1998
                                           ----------------------------------------
Current provision:
 Federal                                    $ -          $   352               $ -
 State                                        -                -                 -
                                            --------------------------------------
Total current provision                       -              352                 -

Deferred provision:
 Federal                                      -            2,010                 -
 State                                        -              377                 -
                                            --------------------------------------
Total deferred provision                      -            2,387                 -
                                            --------------------------------------
Provision for income taxes                  $ -           $2,739               $ -
                                            ======================================

A reconciliation of taxes computed at the statutory federal tax rate on income
(loss) before income taxes to the provision for income taxes is as follows (in thousands):


                                                                2000                 1999                 1998
                                                              --------------------------------------------------
Tax computed at federal statutory rate                        $ 16,603             $(33,829)            $(14,258)
State income tax (benefit), net of federal tax
 benefit                                                         1,469               (3,089)                (606)
Goodwill                                                           483                  517                7,705
Alternative minimum tax                                              -                  909                    -
Benefit of preacquisition net operating loss
 carryforwards                                                       -                2,387                    -
Other                                                               54                 (434)                (110)
Valuation reserve, including the effect of
 changes to prior year deferred tax assets                     (18,609)              36,278                7,269
                                                              --------------------------------------------------
                                                              $      -             $  2,739             $      -
                                                             ====================================================

                             AirTran Airways, Inc.

8. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets are as follows (in thousands):

                                                                         December 31
                                                                    2000               1999
                                                                  ---------------------------
Deferred tax liabilities:
 Depreciation                                                     $    590           $      -
 Rent expense                                                          988                  -
                                                                  ----------------------------
Gross deferred tax liabilities                                       1,578                  -

Deferred tax assets:
 Depreciation                                                            -             21,740
 Accrued liabilities                                                 1,181              1,011
 Nonqualified stock options                                            931                930
 Federal operating loss carryforwards                               47,959             37,938
 State operating loss carryforwards                                  4,606              6,741
 AMT credit carryforwards                                            3,770              3,526
 Other                                                               3,358              4,024
                                                                  ---------------------------
Gross deferred tax assets                                           61,805             75,910
Valuation allowance                                                (60,227)           (75,910)
                                                                  ---------------------------
Net deferred tax assets                                              1,578                  -
                                                                  ---------------------------
Total net deferred tax liabilities                                $      -            $     -
                                                                  ===========================

For financial reporting purposes, a valuation allowance has been recognized at December 31, 2000 and 1999, to reduce the net deferred income tax assets to zero. We have not recognized any benefit from the future use of operating loss carryforwards because management's evaluation of all the available evidence in assessing the realizability of the tax benefits of such loss carryforwards, indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize such tax benefits currently. Although we produced operating profits in each quarter in 2000 and 1999, excluding the impairment charge, we do not believe this and other positive evidence, including projections of future profitable operations, offset the effect of our recent cumulative losses.

                             AirTran Airways, Inc.

8. Income Taxes (continued)

At December 31, 2000, we had net operating loss carryforwards for income tax purposes of approximately $137 million that begin to expire in 2012. In addition, our Alternative Minimum Tax credit carryforwards for income tax purposes were $3.8 million.

The amount of net operating loss carryforwards generated by Airways prior to the Airways merger is $23.1 million. The use of preacquisition operating loss carryforwards is subject to limitations imposed by the Internal Revenue Code.
We do not anticipate that these limitations will affect utilization of the carryforwards prior to expiration. For financial reporting purposes, a valuation allowance of $8.1 million was recognized to offset the deferred tax assets related to those carryforwards. When realized, the tax benefit for those items will be applied to reduce goodwill related to the acquisition of Airways. During 1999, we utilized $6.3 million of Airways' net operating loss carryforwards, and reduced goodwill by the $2.4 million tax benefit of such utilization.

9. Impairment Loss

In the fourth quarter of 1998, we decided to accelerate the retirement of our four owned B737 aircraft as a result of the elimination of their original route system and continued operating losses upon their redeployment to other routes. The B737s, which were acquired in the Airways merger, will be replaced with B717 aircraft. In the fourth quarter of 1999, we decided to accelerate the retirement of our 42 DC-9 aircraft to accommodate the introduction of our B717 fleet. It was our original intent to use the B717s to increase overall capacity while continuing to use the DC-9s into 2005. However, during 1999, the new management team (including our Chief Executive Officer and President, who joined AirTran in 1999) reevaluated our near- and long-term fleet strategy and the components underlying such strategy. By October 1999, we determined that it would be cost-beneficial to begin to retire the DC-9s. As a result, we developed a fleet plan which provided for the retirement of the DC-9s between December 31, 1999, and October 2003, generally coinciding with the delivery of the B717s. The Board approved the plan in October 1999.

In connection with each of the decisions to accelerate the retirement of these aircraft, we performed evaluations to determine, in accordance with SFAS No. 121, whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amount of these aircraft and related assets and, for the B737s, an allocation of cost in excess of net assets acquired resulting from the Airways merger. SFAS No. 121 requires that, when a group of assets being

                             AirTran Airways, Inc.

9. Impairment Loss (continued)

tested for impairment was acquired as part of a business combination that was accounted for using the purchase method of accounting, any cost in excess of net assets acquired that arose as part of the transaction must be included as part of the asset grouping. As a result of the evaluations, management determined that the estimated future cash flows expected to be generated by these aircraft would be less than their carrying amounts and, for the B737s, allocated cost in excess of net assets acquired, and therefore these aircraft are impaired as defined by SFAS No. 121. Consequently, the original cost bases of these assets were reduced to reflect the fair market value at the date the decisions were made, resulting in a $27.5 million impairment loss on the B737s in 1998 and a $147.7 million impairment loss on the DC-9s in 1999. We considered recent transactions and market trends involving similar aircraft in determining the fair market value.

10. Financial Instruments

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. We maintain cash and cash equivalents with various high credit-quality financial institutions or in short-duration high-quality debt securities. We periodically evaluate the relative credit standing of those financial institutions that are considered in our investment strategy. Concentration of credit risk with respect to accounts receivable is limited, due to the large number of customers comprising our customer base.

The fair values of our long-term debt are based on quoted market prices, if available, or are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts and estimated fair values of our long-term debt were $277.9 million and $291.3 million, respectively, at December 31, 2000, and $265.7 million and $263.3 million, respectively, at December 31, 1999.

11. Employee Benefit Plans

Effective January 1, 1998, AirTran Holdings consolidated its 401(k) plans (the
Plan). All employees of AirTran Airways are eligible to participate in the consolidated Plan, a defined contribution benefit plan which qualifies under
Section 401(k) of the Internal Revenue Code. Participants may contribute up to 15% of their base salary to the Plan. Our contributions to the Plan are discretionary. The amount of our contributions to the Plan expensed in 2000, 1999, and 1998 were approximately $0.5 million, $0.3 million and $0.3 million, respectively.

                             AirTran Airways, Inc.

11. Employee Benefit Plans (continued)

Under the AirTran Holdings' 1995 Employee Stock Purchase Plan, employees who complete twelve months of service are eligible to make quarterly purchases of our common stock at up to a 15% discount from the market value on the offering date. The Board of Directors of AirTran Holdings determines the discount rate before each offering date. During 2000, 1999, and 1998 the employees of AirTran purchased a total of 61,626, 51,318 and 23,023 shares, respectively, at an average price of $4.30, $3.94 and $5.65 per share, respectively, which represented a 5% discount from the market price on the offering dates.

12. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 2000 and 1999 is as follows (in thousands, except per share data):

                                                                                 Quarter
                                                      First             Second              Third               Fourth
                                                     -----------------------------------------------------------------
Fiscal 2000
Operating revenues                                   $132,408           $160,769            $161,459           $ 169,458
Operating income                                       11,838             31,622              17,103              20,588
Net income                                              2,902             22,588               8,891              13,055

Fiscal 1999
Operating revenues                                    119,873            140,015             143,483             120,097
Operating income (loss)                                 9,001             21,455              29,570            (132,014)
Net income (loss)                                       3,054             14,959              23,167            (140,574)


The results of the fourth quarter of 1999 include an impairment charge of $147.7 million related to the DC-9 fleet. The results of the third quarter of 1999 include net proceeds of $19.6 million from the settlement of a lawsuit against a third-party maintenance provider.

Year-end adjustments resulted in decreasing income before income taxes during the fourth quarter of 2000 by approximately $1.6 million, the majority of which relates to revisions of expenses recorded in earlier quarters during 2000.

                             AirTran Airways, Inc.

12. Quarterly Financial Data (Unaudited) (continued)

Year-end adjustments resulted in increasing the loss before income taxes during the fourth quarter of 1999 by approximately $5.3 million. Of this amount, approximately $3.2 million relates to revised revenue amounts recorded in earlier quarters during 1999, and approximately $2.1 million relates to changes in management's estimates and assumptions primarily related to accruals for vacation and group health insurance.

During the year, we provide for income taxes using anticipated effective annual tax rates. The rates are based on expected operating results and permanent differences between book and tax income. Adjustments are made each quarter for changes in the anticipated rates used in previous quarters. If the actual annual effective rates had been used in each of the quarters of 2000 and 1999, net income for the first through fourth quarters of 2000 would have been $3.0 million, $23.6 million, $9.2 million, and $11.6 million, respectively, and net income (loss) for the first through the fourth quarters of 1999 would have been $3.3 million, $15.2 million, $22.8 million, and ($140.7 million), respectively.

13. Related Party Transactions

AirTran and its wholly-owned subsidiary fully and unconditionally guarantee on a joint and several basis AirTran Holdings' $150,000,000 of 10.25% Senior Notes issued during 1996. The Senior Notes are due April 2001. Included in Due to AirTran Holdings, Inc. are the net proceeds of the issuance of the Senior Notes which AirTran Holdings loaned AirTran. Although there is no formal agreement between AirTran and AirTran Holdings, we fund the payments of the $15,375,000 of annual interest due on the Senior Notes and we expect to repay the principal amount to AirTran Holdings upon maturity of the Senior Notes in 2001. AirTran Holdings charged us $788,000 in 2000, 1999 and 1998 relating to amortization of the debt issuance costs of the Senior Notes.

Also included in the Due to AirTran Holdings, Inc. are amounts loaned to AirTran by AirTran Holdings principally as a result of issuance of common stock by AirTran Holdings pursuant to stock option plans and for settlement of litigation.AirTran Airways, Inc.

                             AirTran Airways, Inc.

      Condensed Consolidated Combined Statements of Operations (Unaudited)

                                 (In thousands)


                                                                                   For the Six Months
                                                                                      Ended June 30
                                                                                  2001              2000
                                                                               --------------------------
Operating revenues:
 Passenger                                                                     $370,382          $284,749
 Cargo                                                                            1,294             2,073
 Other                                                                            7,830             6,355
                                                                               --------------------------
Total operating revenues                                                        379,506           293,177

Operating expenses:
 Salaries, wages and benefits                                                    80,858            66,267
 Aircraft fuel                                                                   74,594            59,172
 Maintenance, materials and repairs                                              41,270            34,546
 Distribution                                                                    26,293            19,391
 Landing fees and other rents                                                    18,177            13,739
 Marketing and advertising                                                       10,225             9,044
 Aircraft rent                                                                   14,068             4,992
 Depreciation                                                                    16,252            10,223
 Other operating                                                                 39,273            32,343
 Impairment loss/lease termination                                               18,079                 -
                                                                               --------------------------
Total operating expenses                                                        339,089           249,717
                                                                               --------------------------
Operating income                                                                 40,417            43,460

Other (income) expense:
 Interest income                                                                 (3,199)           (2,254)
 Interest expense ($5,720 and $8,081 in 2001 and 2000,
  respectively, to AirTran Holdings)                                             20,934            19,099
 SFAS 133 adjustment                                                             (2,612)                -
                                                                               --------------------------
Other expense, net                                                               15,123            16,845
Income before income taxes and cumulative effect of change
 in accounting principle                                                         25,294            26,615
Income tax expense                                                                2,642             1,125
                                                                               --------------------------
Income before cumulative effect of change in accounting principle                22,652            25,490
Cumulative effect of change in accounting principle, net of tax                    (657)                -
                                                                               --------------------------
Net income                                                                     $ 21,995          $ 25,490
                                                                               ==========================




See accompanying notes to condensed consolidated combined financial statements.

                             AirTran Airways, Inc.

                 Condensed Consolidated Combined Balance Sheets

                       (In thousands, except share data)


                                                                    June 30,         December 31,
                                                                      2001               2000
                                                                   ------------------------------
                                                                   (Unaudited)
Assets
Current assets:
 Cash and cash equivalents                                         $112,073           $ 78,127
 Restricted cash                                                     16,830             25,710
 Accounts receivable, less allowance of $1,175 and $1,231
 at June 30, 2001 and December 31, 2000, respectively                12,438              9,388
 Inventory, less allowance for obsolescence of $5,887 and
  $6,171 at June 30, 2001 and December 31, 2000,
  respectively                                                       10,636             10,536
 Due from AirTran Holdings, Inc.                                        199                  -
 Prepaid expenses                                                    19,810             14,136
                                                                   ---------------------------
Total current assets                                                171,986            137,897

Property and equipment:
  Flight equipment                                                  278,601            340,952
  Less: Accumulated depreciation                                    (32,199)           (23,300)
                                                                   ---------------------------
                                                                    246,402            317,652

  Purchase deposits for flight equipment                             35,877             26,194

  Other property and equipment                                       29,651             27,461
  Less: Accumulated depreciation                                    (17,205)           (16,018)
                                                                   ---------------------------
                                                                     12,446             11,443
                                                                   ---------------------------
                                                                    294,725            355,289

Other assets:
 Intangibles resulting from business acquisition                     14,156             15,080
 Trademarks and trade name                                           21,984             22,401
 Debt issuance costs                                                  9,421              5,381
 Other assets                                                        10,580              9,980
                                                                   ---------------------------
Total assets                                                       $522,852           $546,028
                                                                   ===========================


                             AirTran Airways, Inc.

                       (In thousands, except share data)


                                                                       June 30,        December 31,
                                                                         2001             2000
                                                                     ------------------------------
                                                                     (Unaudited)
Liabilities and stockholder's equity (deficit)
Current liabilities:
 Accounts payable                                                     $   5,793         $   8,678
 Accrued liabilities                                                    107,496            64,846
 Air traffic liability                                                   48,299            33,765
 Due to AirTran Holdings, Inc.                                                -             3,203
 Current portion of long-term debt                                       47,275            62,491
                                                                      ---------------------------
Total current liabilities                                               208,863           172,983

Long-term debt, less current portion                                    231,740           215,412

Due to AirTran Holdings, Inc.                                            62,187           160,368

Stockholder's equity (deficit):
 Common stock, no par value per share, 2,000 shares
  authorized, 1,100 shares issued and outstanding at June 30,
  2001 and December 31, 2000, respectively                                    -                 -
 Additional paid-in-capital                                             208,665           208,665
 Other comprehensive income                                                 802                 -
 Accumulated deficit                                                   (189,405)         (211,400)
                                                                      ---------------------------
Total stockholder's equity (deficit)                                     20,062            (2,735)
                                                                      ---------------------------
Total liabilities and stockholder's equity (deficit)                  $ 522,852         $ 546,028
                                                                      ===========================




See accompanying notes to condensed consolidated combined financial statements.

                             AirTran Airways, Inc.

      Condensed Consolidated Combined Statements of Cash Flows (Unaudited)

                                 (In thousands)

                                                                                  For the Six Months Ended
                                                                                            June 30
                                                                                   2001               2000
                                                                                ----------------------------
Operating activities
Net income                                                                      $  21,995           $ 25,490
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation and amortization                                                    16,758             11,403
  Impairment loss/lease termination                                                18,079                  -
  Provisions for uncollectible accounts                                             1,892              1,588
  Deferred income taxes                                                               651                575
  SFAS 133 adjustment                                                              (2,612)                 -
  Cumulative effect of change in accounting principle                                 657                  -
  Changes in current operating assets and liabilities:
   Restricted cash                                                                  8,881            (11,423)
   Accounts receivable                                                             (4,941)            (4,421)
   Spare parts, materials and supplies                                               (625)            (2,904)
   Other assets                                                                    (3,694)            (3,915)
   Accounts payable and accrued liabilities                                         7,371             (9,249)
   Air traffic liability                                                           14,534             16,945
                                                                                ----------------------------
Net cash flows provided by operating activities                                    78,946             24,089

Investing activities
Purchases of property and equipment                                               (18,012)           (49,759)
Payment of aircraft purchase deposits                                              (9,683)            (6,770)
Restricted funds for aircraft purchases                                                 -             39,232
Proceeds from sale of equipment                                                    24,723             48,000
                                                                                ----------------------------
Net cash flows (used for) provided by investing activities                         (2,972)            30,703

Financing activities
Issuance of long-term debt                                                        166,400                  -
Debt issuance costs                                                                (4,223)                 -
Payments of long-term debt                                                        (90,346)           (46,098)
(Increase) decrease in Due to AirTran Holdings, Inc.                             (113,859)               528
                                                                                ----------------------------
Net cash flows used for financing activities                                      (42,028)           (45,570)
                                                                                ----------------------------
Net increase in cash and cash equivalents                                          33,946              9,222
Cash and cash equivalents at beginning of period                                   78,127             58,102
                                                                                ----------------------------
Cash and cash equivalents at end of period                                      $ 112,073           $ 67,324
                                                                                ============================

Noncash financing and investing activities
Purchase and sale-leaseback of equipment                                        $ 129,915           $ 20,574
                                                                                ============================
Repayment of debt and sale-leaseback of equipment                               $ (63,144)          $      -
                                                                                ============================

See accompanying notes to condensed consolidated combined financial statements.

                             AirTran Airways, Inc.

                  Notes to the Condensed Consolidated Combined
                        Financial Statements (Unaudited)

                                 June 30, 2001


1. Basis of Presentation

AirTran Airways, Inc. (AirTran) is a wholly-owned subsidiary of AirTran Holdings, Inc. (AirTran Holdings) and conducts all of the operations of AirTran Holdings. Pursuant to a Plan of Reorganization and Agreement of Merger, AirTran Holdings acquired Airways Corporation (Airways) on November 17, 1997, through a merger of Airways with and into AirTran Holdings (the Airways Merger). The then current shareholders of Airways became stockholders of AirTran Holdings (formerly ValuJet, Inc.), and AirTran Airways, Inc., Airways' wholly-owned subsidiary, became a wholly-owned subsidiary of AirTran Holdings. On August 6, 1999, AirTran Airlines, Inc., a wholly-owned subsidiary of AirTran Holdings, was merged with and into AirTran Airways, Inc.

In the opinion of management, the accompanying unaudited, condensed consolidated combined interim financial statements contain all adjustments, which are of a normal recurring nature, necessary to present fairly the financial position as of June 30, 2001 and 2000, results of operations for the six month periods ended June 30, 2001 and 2000 and cash flows for the six months ended June 30, 2001 and 2000. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These unaudited interim financial statements should be read in conjunction with the audited financial statements and the notes thereto included herein. The results of operations for the six month period ended June 30, 2001 are not necessarily indicative of the results to be expected for the full fiscal year.

2. Comprehensive Income

Comprehensive income was $22.8 million and $25.5 million for the six months ended June 30, 2001 and 2000, respectively. Comprehensive income encompasses net income and "other comprehensive income," which includes all other non-owner transactions and events that change stockholder's equity. Other comprehensive income is composed of changes in the fair value of our derivative financial instruments that qualify for hedge accounting.

3. Fuel Price Risk Management

Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended. The adoption of SFAS 133 resulted in a $0.7 million (net of tax benefit of $0.1 million) cumulative effect adjustment recorded against net income for the change in accounting.

                             AirTran Airways, Inc.

                  Notes to the Condensed Consolidated Combined
                        Financial Statements (Unaudited)



3. Fuel Price Risk Management (continued)

In June 2001, we converted most of our derivative financial instruments based on crude oil to heating oil based instruments which we believe will result in greater hedge effectiveness. As of June 30, 2001, we hedged approximately 50 percent of our fuel needs for the remainder of 2001 at a price no higher than $30 per barrel of heating oil, and we hedged approximately 29 percent of our fuel needs from January 2002 to December 2002 at a price no higher than $29 per barrel of heating oil. We also hedged 10 percent of our fuel needs from January 2003 through September 2004 at a price of $22 per barrel of crude oil. The fair value of our fuel hedging agreements at June 30, 2001, representing the amount we would receive upon termination of the agreements, totaled $2.1 million.
These contracts are recorded in other assets in the consolidated balance sheet.

4. Aircraft Purchase Commitments

As of June 30, 2001, we had firm commitments to acquire 28 Boeing 717 (B717) aircraft, and options and purchase rights to acquire up to 48 additional B717 aircraft from an affiliate of The Boeing Company (Boeing). With respect to firm commitments, six aircraft are scheduled to be delivered during the remainder of 2001 and the remaining deliveries scheduled for 2002 through 2003. With respect to options and purchase rights, during the second quarter of 2001 we exercised options for two additional B717s. The two option aircraft are scheduled for delivery in the fourth quarter of 2001. The options and purchase rights, to the extent exercised, would provide for delivery to us of all of our B717s by 2005.

5. Long-term Debt

AirTran and AirTran Holdings entered into a series of definitive agreements on April 12, 2001, with Boeing Capital Loan Corporation (Boeing Capital) in order to refinance AirTran Holdings' 10 1/4% senior notes ($150.0 million) and AirTran's 10 1/2% senior secured notes ($80.0 million) due April 2001 (collectively, the "Existing Notes"), and to provide additional liquidity. The cash flow generated from the Boeing Capital transactions, together with internally generated funds, was used to retire the Existing Notes at maturity. The components of the refinancing are as follows (in thousands):

Senior secured notes due 2008                                          $169,500
AirTran Holdings' subordinated notes due 2009                            17,500
AirTran Holdings' convertible notes due 2009                             17,500
                                                                       --------
                                                                       $204,500
                                                                       ========

                             AirTran Airways, Inc.

                  Notes to the Condensed Consolidated Combined
                        Financial Statements (Unaudited)



5. Long-term Debt (continued)

Under the new senior secured notes issued by AirTran, principal payments of approximately $3.3 million plus interest are due and payable semiannually. In addition, there are certain mandatory prepayment events, including a $3.1 million prepayment upon the consummation of each of 11 sale-leaseback transactions for B717 aircraft. During the six months ended June 30, 2001, three prepayments occurred and the remainder are expected to occur between July 2001 and December 2001. The new senior secured notes are secured by substantially all of the assets of Airtran not previously encumbered, and are noncallable for four years. In the fifth year, the senior secured notes may be prepaid at a premium of 4% and in the sixth year at a premium of 2%. Contemporaneously with the issuance of the new senior secured notes, AirTran Holdings issued detachable warrants to Boeing Capital for the purchase of 3.0 million shares of AirTran Holdings common stock at $4.51 per share. The warrants have an estimated value of $12.3 million and expire in five years. This amount will be amortized by AirTran Holdings to interest expense over the life of the new senior secured notes.

Under the AirTran Holdings' subordinated notes, interest is due and payable semiannually in arrears, and no principal payments are due prior to maturity in 2009, except for mandatory prepayments equal to 25% of AirTran's net income (which, subject to applicable law, AirTran is required to dividend to AirTran Holdings in cash on a quarterly basis for payment to the lender).

AirTran Holdings' convertible notes will bear a higher rate of interest if AirTran Holdings' average common stock price during a calendar month is below $6.42. Interest is payable semiannually in arrears. The notes are convertible at any time into approximately 3.2 million shares of AirTran Holdings' common stock. This conversion rate represents a beneficial conversion feature valued at approximately $5.6 million. This amount will be amortized by AirTran Holdings to interest expense over the life of the convertible notes, or sooner upon conversion. AirTran Holdings is able to require Boeing Capital's conversion of the notes under certain circumstances.

The AirTran Holdings' subordinated notes and convertible notes are secured by:
(1) a pledge of all of our rights under the B717 aircraft purchase agreement with the McDonnell Douglas Corporation (an affiliate of Boeing Capital), and (2) a subordinated lien on the collateral securing the new senior secured notes.

                             AirTran Airways, Inc.

                  Notes to the Condensed Consolidated Combined
                        Financial Statements (Unaudited)



6. Income Taxes

Our effective tax rate was 10.5% and 4.2% for the six months ended June 30, 2001 and 2000, respectively. The differences between our effective tax rates and statutory rates result from the expected utilization of a portion of our net operating loss (NOL) carryforwards ($137 million as of December 31, 2000) offset in part by the application of the tax benefit related to the realization of a portion of the Airways Corporation NOL carryforwards to goodwill.

We have not recognized any benefit from the future use beyond the second quarter of 2001 of operating loss carryforwards, because our evaluation of all the available evidence in assessing the realizability of tax benefits of such loss carryforwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize such tax benefits currently. Although we produced operating profits in this quarter, the previous quarter, and each quarter in 2000 and 1999, excluding the impairment charge, we do not believe this and other positive evidence, including our projection of future profitable operations, offsets the effect of our recent cumulative losses. As a result, income tax expense was $2.7 million and $1.1 million for the six months ended June 30, 2001 and 2000, respectively.

7. Impairment Loss/Lease Termination

During the second quarter of 2001 we announced our intention to retire our fleet of four Boeing 737 (B737) aircraft in the third quarter of 2001 in order to simplify our fleet and reduce costs. The B737s will be replaced with B717 aircraft.

We performed an evaluation on the three owned aircraft to determine, in accordance with Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for Impairment of Long-Lived Assets," whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amount of these aircraft and related assets. As a result of this evaluation, management determined that the estimated future cash flows expected to be generated by these aircraft would be less than their carrying amount and, therefore, these aircraft are impaired as defined by SFAS 121. Consequently, the net book value of these assets were reduced to reflect their fair market value resulting in a $10.8 million impairment loss. The fair market value of the aircraft was based on a memorandum of understanding for the sale of the aircraft to a third party.

                             AirTran Airways, Inc.

                  Notes to the Condensed Consolidated Combined
                        Financial Statements (Unaudited)



7. Impairment Loss/Lease Termination (continued)

We are currently in negotiations with the lessor regarding the disposition of one leased B737. The termination of the lease includes estimated costs related to buying out the lease and to bring the aircraft into compliance with the return provisions of the lease agreement. The lease termination charge was $7.3 million.

8. Subsequent Event

On July 16, 2001 and July 31, 2001, Boeing Capital exercised conversion rights with respect to $12 million in principal amount of AirTran Holdings' 7.75% Series B Senior Convertible Notes. In connection with the conversion, AirTran Holdings issued 2,214,022 shares of its common stock to Boeing Capital. In accordance with generally accepted accounting principles, AirTran Holdings will recognize a non-cash charge of $4.3 million in the third quarter of 2001.

9. Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Also during 2002, we will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. We have not yet determined what the effect of these Statements will be on our earnings and financial position.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 20.   Indemnification of directors and officers

     The Amended and Restated Certificate of Incorporation of AirTran Airways, Inc. (the "Company") provide that directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors to the fullest extent allowable by Delaware law. Under current Delaware law, directors would remain liable for: (i) any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) any transaction from which the director derived an improper personal benefit.

     The Company also has the obligation, pursuant to the Company's Bylaws, to indemnify any director or officer of the Company for all expenses incurred by them in connection with any legal action brought against such person for or on account of any action or omission alleged to have been committed while acting in the course and scope of the person's duties, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to criminal actions, had no reasonable cause to believe the person's conduct was unlawful, provided that such indemnification is made pursuant to then existing provisions of Nevada Revised Statutes at the time of any such indemnification.

Item 21.  Exhibits and Financial Statement Schedules:


(a)     Exhibits

4.1*    --  Articles of Incorporation of AirTran Airways, Inc.

4.2*    --  Bylaws of AirTran Airways, Inc.

4.3     --  Purchase Agreement, dated April 12, 2001, among AirTran Holdings,
            Inc., AirTran Airways, Inc. and Boeing Capital Loan Corporation
            (incorporated by reference to the Quarterly Report on Form 10-Q for AirTran Holdings, Inc. for the three months ended June 30, 2001
            (File No. 0-26914))

4.4     --  Indenture, dated as of April 12, 2001, between AirTran Airways, Inc.
            and Wilmington Trust Company, as trustee, including as an exhibit thereto the form of note (incorporated by reference to the Quarterly
            Report on Form 10-Q for AirTran Holdings, Inc. for the three months ended June 30, 2001 (File No. 0-26914))

5.1*    --  Opinion of Smith, Gambrell & Russell, LLP, as to the legality of the securities being offered

12.1*   --  Statement regarding computation of ratio of earnings to fixed charges

23.1    --  Consent of Ernst & Young LLP

23.2*   --  Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.1)

------------
* Previously filed.


24.1*   --  Powers of Attorney relating to subsequent amendments

25.1*   --  Statement of Eligibility of Trustee on Form T-1

99.1*   --  Form of Letter of Transmittal

99.2*   --  Form of Notice of Guaranteed Delivery

---------
* Previously filed.


(b)     Financial Statement Schedules

        Schedule II - Valuation and qualifying accounts

       All other schedules for which provision is made, in the applicable accounting regulations of the Securities and Exchange Commission, are not required under the related instructions or are inapplicable and therefore have been omitted.

                             AirTran Airways, Inc.

                Schedule II - Valuation and Qualifying Accounts

                                 (In thousands)


                                                                                       Charged to
                                                        Balance at     Charged to        Other                          Balance at
                                                       Beginning of     Costs and      Accounts -        Deductions -     End of
                                                          Period        Expenses       Describe            Describe       Period
                                                      ------------------------------------------------------------------------------
Year ended December 31, 2000
Allowance for doubtful accounts                            $   927       $  4,626      $      -             $4,322 (1)    $ 1,231
Allowance for obsolescence                                   2,260          3,962             -                 51 (2)      6,171
Valuation allowance for deferred taxes                      75,910        (15,683)            -                  -         60,227
                                                      ------------------------------------------------------------------------------
Total                                                      $79,097       $ (7,095)     $      -             $4,373        $67,629
                                                      ==============================================================================

Year ended December 31, 1999
Allowance for doubtful accounts                            $ 1,325       $  4,022      $      -             $4,420 (1)    $   927
Allowance for obsolescence                                   4,259          1,406             -              3,405 (2)      2,260
Valuation allowance for deferred taxes                      39,632         36,278             -                  -         75,910
                                                      ------------------------------------------------------------------------------
Total                                                      $45,216       $ 41,706      $      -             $7,825        $79,097
                                                      ==============================================================================


Year ended December 31, 1998
Allowance for doubtful accounts                            $ 1,354       $  8,003      $      -             $8,032 (1)    $ 1,325
Allowance for obsolescence                                   2,217          2,042             -                  -          4,259
Valuation allowance for deferred taxes                      29,000          7,269         3,363 (3)              -         39,632
                                                      ------------------------------------------------------------------------------
Total                                                      $32,571       $ 17,314      $  3,363             $8,032        $45,216
                                                      ==============================================================================

(1) Uncollectible amounts charged to allowance for doubtful accounts.
(2) Obsolete items charged to allowance for obsolescence.
(3) Valuation allowance resulting from the acquisition of Airways Corporation.

                        REPORT OF INDEPENDENT AUDITORS

We have audited the consolidated combined financial statements of AirTran Airways, Inc. as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, and have issued our report thereon dated January 21, 2001, except for Note 5 as to which the date is March 22, 2001 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 21(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


                                                /s/ Ernst & Young LLP

Atlanta, Georgia
January 21, 2001

Item 22.  Undertakings


(a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, AIRTRAN AIRWAYS, INC. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on the 29th day of August, 2001.

                              AIRTRAN AIRWAYS, INC.



                              By:   /s/ Richard P. Magurno
                                    ------------------------------------------
                                    Richard P. Magurno
                                    Senior Vice President, General Counsel and
                                    Secretary



   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                   TITLE                           DATE
---------                   -----                           -----


       *                    Chairman and Chief              August 29, 2001
---------------------       Executive Officer (Principal
Joseph B. Leonard           Executive Officer)


       *                    President, Chief Operating      August 29, 2001
---------------------       Officer and Director
Robert L. Fornaro


       *                    Senior Vice President of        August 29, 2001
---------------------       Finance and Chief Financial
Stanley J. Gadek            Officer (Principal Financial
                            and Accounting Officer)


        *                   Director                        August 29, 2001
---------------------
William J. Usery


        *                   Director                        August 29, 2001
---------------------
Don L. Chapman


        *                   Director                        August 29, 2001
---------------------
Lewis H. Jordan

        *                   Director                        August 29, 2001
---------------------
Robert L. Priddy


                            Director
---------------------
Robert A. Swenson

        *                   Director                        August 29, 2001
---------------------
J. Veronica Biggins


* By:  /s/  Richard P. Magurno
      --------------------------
      Richard P. Magurno
       Attorney-in-Fact

                                 EXHIBIT INDEX



4.1*    --  Articles of Incorporation of AirTran Airways, Inc.

4.2*    --  Bylaws of AirTran Airways, Inc.

4.3     --  Purchase Agreement, dated April 12, 2001, among AirTran Holdings,
            Inc., AirTran Airways, Inc. and Boeing Capital Loan Corporation
            (incorporated by reference to the Quarterly Report on Form 10-Q for AirTran Holdings, Inc. for the three months ended June 30, 2001
            (File No. 0-26914))

4.4     --  Indenture, dated as of April 12, 2001, between AirTran Airways, Inc.
            and Wilmington Trust Company, as trustee, including as an exhibit thereto the form of note (incorporated by reference to the Quarterly
            Report on Form 10-Q for AirTran Holdings, Inc. for the three months ended June 30, 2001 (File No. 0-26914))

5.1*    --  Opinion of Smith, Gambrell & Russell, LLP, as to the legality of the securities being offered

12.1*   --  Statement regarding computation of ratio of earnings to fixed charges

23.1    --  Consent of Ernst & Young LLP

23.2*   --  Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.1)

24.1*   --  Powers of Attorney relating to subsequent amendments

25.1*   --  Statement of Eligibility of Trustee on Form T-1

99.1*   --  Form of Letter of Transmittal

99.2*   --  Form of Notice of Guaranteed Delivery

---------
* Previously filed.